INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON TITLE3FUNDS CROWDFUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

BEAVER GOLD

Beaver Gold Corp.

Offering of a
Minimum of 50,000 Shares of Common Stock ($80,000)
up to a
Maximum of 3,125,000 Shares of Common Stock ($5,000,000)

Address for Notices and Inquiries:

Beaver Gold Corp.

Scott Jobin-Bevans
Chief Executive Officer
Four Embarcadero Center, Suite 1400
San Francisco, CA 94111
415-426-5669
IR@beavergold.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

OFFERING STATEMENT

BEAVER GOLD CORP.

Offering of a
Minimum of 50,000 Shares of Common Stock ($80,000)
up to a
Maximum of 3,125,000 Shares of Common Stock ($5,000,000)

	Offering Price	Crowdfunding Portal Commissions (1)	Proceeds to Company (2)
Per Share of Common Stock	**$1.60**	**$0.11**	**$1.49**
Minimum Shares of Common Stock Sold	**$80,000**	**$5,600**	**$74,400**
Maximum Shares of Common Stock Sold	**$5,000,000**	**$350,000**	**$4,650,000**

We are offering shares of our common stock at a price per share of $1.60. We are offering a minimum of 50,000 shares for $80,000 and up to a maximum of 3,125,000 shares for $5,000,000. The minimum investment that you may make is $250. We are offering the shares of our common stock to prospective investors through the crowdfunding portal available at http://www.title3funds.com/ and each subdomain thereof, which we refer to as the Portal. The Intermediary, who operates the Portal, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our common stock equal to 2% of the total shares of common stock sold in the offering.

(1) In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $50,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 2% of the shares sold in the offering.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with North Capital Private Securities Corporation, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Portal and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $80,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before 30 of June, 2023. If we do not raise the minimum amount offered by 30 of June, 2023, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is June 30, 2022

TABLE OF CONTENTS

LIST OF EXHIBITS

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding portal available at http://www.title3funds.com/ and each subdomain thereof. Title3Funds LLC, which, collectively with its subsidiaries and affiliates, we refer to as T3F or the Intermediary, operates the Portal and is registered with the SEC and is a member of FINRA.

Beaver Gold Corp., which we refer to as the Company, we, us or our, is a precious metal exploration company with a focus on discovering the next world-class deposit in North America. We were formed as a Nevada corporation on February 24, 2021. We are offering shares of our common stock at a price per share of $1.60 with a minimum investment of $250 required. We are offering a minimum of $80,000 of our common stock and a maximum of $5,000,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an “accredited investor” as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to: (i) register for an investor account with the Portal, (ii) make representations regarding the investor’s investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes “forward looking statements” that can be identified by the use of forward looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “continue,” or “believe” or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are “forward looking statements” and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Beaver Gold Corp., a Nevada corporation, is a precious metal exploration company with the presence in Canada that enables it to leverage its culture, network and property pipeline and establish an advantageous position towards discovering the next legacy mine of Canada. Its primary goal is the discovery a "world-class deposit"– a mine so rich, it could last for more than 100 years of production. The Company was only recently incorporated, is in the development stage and has not generated any revenues or net income to date.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to support the company's exploration budget for its projects, with the possibility of commencing drilling operations within the next year, and general working capital for operations. Also, a portion of the net proceeds from this offering will be used to pay the purchase price of the Foisey Gold, Orphan Gold and Cree Lake properties located in Canada. See "Question 10" below for further information.
Securities Offered	Shares of common stock of our company for $1.60 per share in a minimum amount per investor of $250.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 50,000 shares of common stock or $80,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 3,125,000 shares of our common stock or $5,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $80,000 of securities. Once we raise the $80,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 490,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 10,000,000 shares of blank check preferred stock, par value $0.0001 per share ("Preferred Stock"). As of the date of this offering statement, a total of 8,287,500 shares of common stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock. Notwithstanding, each investor of our Common Stock being offered will appoint the Company's board of directors as the sole and exclusive attorney and proxy of such investor, with full power of substitution and resubstitution, to vote and exercise all

	voting and related rights with respect to all of the shares of Common Stock of the Company, in accordance with the terms of the subscription agreement for this offering.
Anti-Dilution Rights	The shares of Common Stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Scott Jobin-Bevans, Sean Zubick, Robin Ross, and William Hunter. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Scott serves as the CEO and the Chief Geologist of our company and oversees all of our operations including designing and overseeing the execution of the exploration plan of our company. Robin Ross serves as our Secretary and Graham Scott serves as our Treasurer.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. The following limitations apply to investment amounts by individual investors who are not accredited investors: • Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to: • If either their annual income or net worth is less than $107,000, then the greater of: ◦ $2,200 or ◦ 5 percent of the greater of their annual income or net worth. • If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth. The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.
Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one-year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1. **Name of Issuer.**

The name of the issuer is Beaver Gold Corp. The issuer is a Nevada corporation.

ELIGIBILITY

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [ ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Sean Zubick, Non-Executive Chairman **Dates of Board Service: November 2021 – Present**

From 2013 to 2020, Mr. Zubick grew a $25,000 personal investment portfolio into one of Canada's leading resource focused merchant banks. Palisade Global Investments has over $170,000,000 in assets under management (AUM). He is a co-founder and principal investor of New Found Gold Corp., which conducted IPO on NYSE America in August 2020 at a $180 million valuation.

Mr. Zubick is a co-founding investor of Goldspot Discoveries, the first Investment vehicle leveraging AI and machine learning in data interpretation for mineral exploration. He is a recognized industry investor, resource speculator, and private fund manager. His expertise is in small and micro-cap junior mining resource companies, capital markets, and resource startup lifecycles (from conception to IPO/RTO). He has raised over $100,000,000 in the sector since 2013. Mr. Zubick is also a founding partner on the Discovery Fund.

Mr. Zubick's Business Experience for the Last Three Years

Employer: Beaver Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Non-Executive Chairman
Dates of Service: November 2021 - Present

Responsibilities: Mr. Zubick joined the board of directors in November 2021. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Palisades Global Investments
Employer's Principal Business: Merchant Bank
Title: COO
Dates of Service: 2013-2020
Responsibilities: Sourcing / Structuring Investment Opportunities for the Merchant Bank.

Education: Bachelor's Degree from University of North Carolina - Charlotte.

Dr. Scott Jobin-Bevans, CEO, Chief Geologist, Director Dates of Board Service: November 2021 – Present

Dr. Jobin-Bevans has been involved in the mineral exploration sector since 1988 with more than 25 years in worldwide mineral exploration and has public company experience as a director, officer and technical advisor.

He is a Co-Founder of Caracle Creek International Consulting, a Canadian mineral exploration consulting company, where he is currently the Principal Geoscientist. Scott has expertise in project evaluation and in leading multi-million-dollar projects from generative stage through advanced exploration and into development.

He is an advisor and member of the board of directors for a number of public and private companies in Canada and held the volunteer position of President (2010-2012) of the Prospector and Developers Association of Canada.

Dr. Jobin-Bevans Business Experience for the Last Three Years

Employer: Beaver Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Chief Executive Officer, Chief Geologist, Director
Dates of Service: November 2021 - Present
Responsibilities: Develop the business plan and corporate strategy, promote creative thinking inside the company, design a shared value strategy, promote the company and raise capital, and oversee the execution of the business plan.

Employer: Caracle Creek International Consulting Inc.
Employer's Principal Business: Geoscience Consulting Services
Title: Principal Geoscientist, Director
Dates of Service: September 2001 to Present
Responsibilities: Oversee daily operations of the company with a focus on supporting mineral exploration services and business development.

Education: PhD in Economic Geology, University of Western Ontario, Canada

Robin Ross, Director, Secretary Dates of Board Service: February 2021 –Present

Mr. Ross is a 45-year veteran in financial services and merchant banking. His Corporate finance activities have covered a wide range of industries including cannabis and downstream industries, technology, real-estate, finance, beauty, healthcare, manufacturing and resources.

His focus is in identifying, assessing, constructing, financing and overseeing equity investments opportunities around the world with the objective of creating a liquidity event.

Mr. Ross has held management positions at major Canadian investments dealers for over 18 years and is a director of companies both public and private. He was a co-founder and president of 180 Degree Capital Corporation, a Toronto based private merchant bank, which specialized in restructuring and turn-around management transactions.

He has also been instrumental in syndicating the raising of funds for both private and public companies around the world with combined present day market caps approaching $1 billion.

Mr. Ross's Business Experience for the Last Three Years

Employer: Beaver Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Director, Secretary
Dates of Service: February 2021 - Present
Responsibilities: Mr. Ross joined the board of directors in February 2021. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Vanross Enterprises Inc.
Employer's Principal Business: Merchant Bank
Title: President
Dates of Service: 2007 - 2016
Responsibilities: Identifying, assessing, constructing, financing and overseeing equity investments opportunities.

William Hunter, Director **Dates of Board Service: April 2022 –Present**

Mr. Hunter is an Industrial and Renewable Materials Private Equity and C-Suite professional helping to transition companies in an ESG focused environment. His background includes over 20 years as an Industrial and Natural Resources Investment Banker with $20B in overall transactions, significant experience in public capital markets, M&A and restructuring, and tenure on multiple boards.

Since 2015, he has served as the Managing Partner of Hunter Resources, LLC a Strategic and Financial Consulting firm, where he provided Conuma Resources and Mission Coal strategic guidance on multiple acquisitions and financings with an aggregate value in excess of $1.0 bn.

From 1991-2015, Mr. Hunter worked as an Investment Banker, most recently at Nomura Securities, where he advised Mitsui in their acquisition of a minority interest in the Moatize Coal Mining complex from Vale and Globe Specialty Metals in their $3.1B merger of equals transaction with FerroAtlantica.

Mr. Hunter's Business Experience for the Last Three Years

Employer: Beaver Gold Corp.
Employer's Principal Business: Precious metals exploration
Title: Director
Dates of Service: April 2022 - Present
Responsibilities: Mr. Hunter joined the board of directors in April 2022. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Tonogold Resources, Inc.
Employer's Principal Business: Precious metals exploration
Title: Executive Chairman and Interim CEO
Dates of Service: April 2022 - Present
Responsibilities: Develop the business plan and corporate strategy, promote the company and raise capital, and oversee the execution of the business plan.

Employer: Hunter Resources, LLC
Employer's Principal Business: Strategic and Financial Consulting
Title: Managing Partner
Dates of Service: 2015 - Present
Responsibilities: Provide strategic guidance on acquisitions and financings, develop the business plan and company strategy, and oversee the execution of the business plan.

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Dr. Scott Jobin-Bevans, Chief Executive Officer, Chief Geologist, Director

See "Directors of the Company" section above.

Robin Ross, Director, Secretary

See "Directors of the Company" section above.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Robin Ross	2,250,000 shares of Common Stock	27.15%(1)
Sean Zubick	2,250,000 shares of Common Stock	27.15%(1)
William Hunter	2,275,000 shares of Common Stock	27.45%(1)

(1) Based on 8,287,500 shares of common stock issued and outstanding.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is Beaver Gold Corp. We were incorporated in the State of Nevada on February 24, 2021. We are a development stage company that only recently commenced operations and we have not generated any revenues or net income to date.

On March 29, 2021, Beaver Gold Corp., our Canadian subsidiary, which we refer to as BGCC, entered into two purchase and sale agreements with John Leliever, or the vendor, to purchase 100% undivided ownership interest in the Foisey Gold Property and Orphan Gold Property and Cree Lake Property, respectively.

On December 29, 2021, BGCC entered into a purchase and sale agreement with Gold'n Futures Mineral Corp., or Gold'n Futures, to purchase 90% undivided ownership interest in the Brady Property, subject to its existing royalties.

Foisey Gold Property and Orphan Gold Property Purchase Price

A cash payment of $1,500,000 for the Foisey Gold Property and Orphan Gold Property is due in full by March 29, 2023. Any partial payments of the cash consideration will be made subsequent to any financing completed by the BGCC or an affiliate of BGCC. Up to 25% of net proceeds from any such financing completed will be paid to the vendor until the cash consideration is paid in full.

We will issue the vendor such number of common shares of ours equal to $750,000 divided by the price per share at which we close the financing. We shall issue the vendor an additional number of common shares in us equal to $750,000 divided by the price per share at which we close our initial public offering.

The vendor will also receive a 3% net-smelter royalty on the mining property. BGCC can purchase half of the 3% royalty interest by giving the vendor a one-time payment of C$1,500,000.

Cree Lake Property Purchase Price

A cash payment of $2,500,000 for the Cree Lake Property is due in full by March 29, 2023. Any partial payments of the cash consideration will be made subsequent to any financing completed by the BGCC or an affiliate of the BGCC. Up to 25% of net proceeds from any such financing completed will be paid to the vendor until the cash consideration is paid in full.

We will issue the vendor such number of common shares of ours equal to $1,250,000 divided by the price per share at which we close the financing. We shall issue the vendor an additional number of common shares in us equal to $1,250,000 divided by the price per share at which we close our initial public offering.

The vendor will also receive a 3% net-smelter royalty on the mining property. BGCC can purchase half of the 3% royalty interest by giving the vendor a one-time payment of $2,000,000.

Our mission is to find the next world-class gold deposit in Canada. Based in a region with one of the richest histories of precious metal discoveries in the country, we believe that these hand selected projects show significant promise. We are also showing interest in adding another property to our portfolio. Our company is guided by an expert team of geologists and a strong management team who understand the landscape.

Brady Property Purchase Price

The sale and transfer of 90% of the Brady Property is made in consideration of the issuance of such number of common shares of ours as determined by the quotient of $3,000,000 USD divided by the price per share at which we close our next financing.

The property currently has two existing royalties, (i) the Dearin Royalty, and (ii) the United Gold Royalty.

The Dearin Royalty means the 2% net-smelter royalty payable to Charles Dearin pursuant to the option agreement dated May 18, 2021 between Dearin and Gold'n Futures, with Gold'n Futures retaining a right of first refusal of the Dearin Royalty.

The United Gold Royalty means the 2% net-smelter royalty payable to United Gold Inc. pursuant to the purchase and sale agreement dated November 17, 2020 between United Gold Inc. and Gold'n Futures, which may be bought back by Gold'n Futures for $1,000,000.

Business Plan

We plan to continue to expand our ownership in mineral rights in North America. We hope to acquire rights in additional projects during the second quarter of 2022 and to begin exploration work to develop resources, and to begin resource estimation for these projects by the end of 2022.

With 3 strong assets, we intend to conduct preliminary exploration on existing and new drill targets in order to expand the current understanding of the landscapes. We have several key drill targets that will need to be further explored to increase the opportunity of a large discovery.

Once we have accomplished the above, and are thus in control of an important mineral inventory, we believe we will be well-positioned to be acquired by a larger mining company. Major companies are accelerating their production as

a result of the current increased precious metals prices and exhausting their inventories. As a result of this accelerated production, we expect that many major mining companies will become more acquisitive beginning in 2024.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Current Property Assets

Foisey Gold Property

Property location and claims:

The Foisey Gold System is located 1,800-meters northwest of the Orphan Gold on claims sharing a common boundary with the Orphan Gold patented claims. The Foisey property consists of 5-staked claims totaling 27-units compromising 431 hectares.



4215919
CASTLEWOOD LAKE AREA
FULLERTON LAKE AREA
Foisey Property
3011563
Thunder Bay
4241699
4240846
4211215
RICKABY
4279200
LAPIERRE
4209052
4209053
4279199
4209054

The system is traced by mapping and geophysics for a 1-km strike length as a linear bifurcating structure. It is characterized as a breccia-stockworks forming an open framework resulting from multi-phase quartz veining. Diamond drilling has demonstrated that it is a significant gold bearing structure that collectively exceeds 80-meters in width and exceeds 650-meters in strike length.

The structure has yielded results as high as 28.79 gpt from grab samples, 12.75 gpt/ 0.5 meters from channel samples and 3.29 gpt along 0.3-meters in diamond drilling.

Pervasive hematization is widespread in the breccia stockworks intrusion with 1-3% disseminated pyrite and local chalcopyrite and molybdenite; mineralization often associated with gold systems.

Recent Foisey Exploration Results:

Upper zone. Defined by a fault structure (Foisey fault) of various alterations, crushed rock, quartz veining and clay averaging 42-meters in drill width, containing variably anomalous gold values up to 3.20 grams per tonne. This zone is a strong structure that has been inundated by mutli-phase quartz veining and exhibits a history of complex overprinting alterations of silicic, hematite and sericite, which affected the host rock over the entire width of the zone.

Lower Zone. The best values are associated with the lower zone which is characterized by intense silicification, in some cases manifest as massive grey quartz flooding. The grey clouding of the quartz is due to finely disseminated molybdenite. In the six drill holes in which the zone was penetrated, it averaged 5.55 meters in drill width and contains an average gold content of 0.56 grams per tonne. The highest gold value attained within the zone was 1.31grams/tonne.

Between the upper and lower zones is a variably altered and veined quartz-diorite averaging 32-meters in drill width, containing 1-3% disseminated pyrite with anomalous values up to 0.298 grams per tonne.

<u>Orphan Gold Property</u>

Property location and claims:

The Orphan Gold property that boundaries with the Foisey Gold property consists of 9-freehold patented claims totaling 116.9-hectares.


4213685
4213688
4215919
CASTLEWOOD LAKE AREA
FULLERTON LAKE AREA
N
4213686
4210969
3011563
4241699
4240846
ORPHAN GOLD
MINE/PROJECT
4210955
4211215
Thunder Bay
SHAFT LOCATION
4279200
4209052
4209053
RICKABY
4209056
4279199
LAPIERRE
4209007
4209054
4209008
400-meters
Claim dispositions Rickaby, Lapierre
Townships, as of April 24, 2015

The Orphan Gold property is considered to be a past producer of the Beardmore Geraldton gold camp. Gold production from this camp exceeded 4.1-million ounces from 19-mines.

During its operating period between 1934 to 1935 a total of 2,460 ounces of gold and 1,558 ounces of silver were extracted from 3,525 tons of ore mined, resulting in grade averages of 0.70 ounces per ton gold and 0.44 ounces per ton silver.

The mine was developed on two levels, the 150-level and 250-level which were accessed by a 262-foot (80-meter) deep shaft. Lateral workings of cross-cuts and drifts tolled 663-feet (202-meters).

Two diamond drill campaigns (1987 and 2008) returned encouraging gold intercepts.

Independent valuation (2015, Caracle Creek International Ltd.) of $1,000,000 for past exploration expenditures and $2,000,000 in warranted future expenditures, for a total valuation of $3,000,000.

2008 Diamond Drill Highlights:

Drill Hole	From meters	To meters	Interval meters	Gold opts	Gold gptm
OMV08-1	174.86	175.64	0.78	0.214	7.35
OMV08-1	212.35	212.53	0.18	1.508	51.7
OMV08-2	127.30	127.66	0.36	1.123	38.5
OMV08-2	141.50	142.50	1.00	0.030	1.02
OMV08-3	125.51	127.48	0.97	0.006	0.22
OMV08-4	121.61	122.63	1.02	0.509	17.45
OMV08-5	49.62	50.10	0.48	0.267	9.15
OMV08-8	57.45	58.32	0.87	0.014	0.49

opts = oz per short, gptm = grams per metric tonne.

Historical Production:

Orphan Mine Production Figures						
Year	Ore Milled	Au Recovered	Ag Recovered	Au	Ag	Au/Ag
	Tons	oz	oz	Grade opt	Grade opt	Ratio
1934	230	1082	644	4.70	2.80	1.68
1935	3295	1378	914	0.42	0.27	1.55
Totals	**3525**	**2460**	**1558**	**0.70**	**0.44**	**1.59**
Reference: Ontario Dept of Mines, Vol. 45, Pt.2, 1936. p 50.						

Reference: Ontario Dept of Mines, Vol. 45, Pt.2, 1936. p 50.

Cree Lake Property

Property location:



N
MANITOBA
Hudson Bay
James Bay
ONTARIO
QUEBEC
Kenora
Thunder Bay
Lake Superior
Timmins
Kirkland Lake
Gold Corp Borden Lake
IAMGOLD Cote Lake Property
IAMGOLD Jerome Mine
CANADA
U.S.A.
Sault Ste Marie
Sudbury
Ottawa
Cree Lake Property
Toronto
Lake Ontario
U.S.A.
200 kilometers
JULY 6, 2015
MODIFIED AFTER MNDM/OGS DIGITAL FILE BASE MAP

The project consists of 3,616 hectares located in the Swayze Greenstone belt, 60 kilometers west of IAMGOLD's Cote Lake 7 million oz gold deposit and 38 kilometers west of the former producing Jerome gold mine.

Previous drilling in 2010 and 2011 returned zones of gold mineralization including a five (5) metre section grading 2.3 g/t Au and individual assays of up to 8 g/t Au. The property is also host to a thick (15.5 metre), near surface, gold zone averaging 2.05 g/t Au discovered in 2009 along with one hole intersecting 24 g/t Au over one metre.

Strategic location along the Ridout Deformation zone hosts numerous gold showings and deposits and is considered to be the westward extension of the famous Cadillac-Larder Lake break associated with many producing mines in the prolific Kirkland Lake-Noranda–Val d'Or gold camps. Recent airborne survey identifies multiple new high priority target areas.

The Property demonstrates several geological attributes which contribute to a larger scale gold system. MMI survey returns high Au and Cu values over 3000-meter sampling zone. An independent nominal value of property assessed at $6,000,000.

Brady Property

Property Location:



N
6600000m
5400000m
5200000m
400000m
600000m
Springdale
Deer Lake
Corner Brook
Grand Falls-Windsor
Gander
Buchans
Stephenville Crossing
Channel-Port-aux Basques
St. John's
The Brady Property
0
100
kilometers
Beaver Gold Corp.
Brady Property
Property Location
Drawn: MaxVision
NTS: 2 D
Figure 1
Scale: 1:2,500,000
DATUM NAD27
Date: July 2013

This 100-hectare property is located in south central Newfoundland 80km southwest of New Found Gold Queensway gold project. The Brady Property consists of 38 claims held under two licences. The claims are currently in good standing.

Several diamond drilling companies are based in the town of Springdale which is located approximately 150 kilometers by road northwest of the property. Similarly, Accurassay Laboratories sample prep facility is located in the town of Gambo, approximately 150 kilometers northeast of the property.

Several well-known examples of this intrusion hosted style of gold mineralization type of deposit are found in the Tintina Gold Belt in Alaska and the Yukon Territory and include the Fort Knox, Donlin Creek and Brewery Creek deposits. A round a dozen or so junior exploration companies are active within a 50-kilometer radius exploring for gold and base metals.

Geological Setting:

Regional Geology

The property is located in the Exploits Subzone (Colman-Sadd et al., 1985) in the east-central part of the Dunnage Zone on the Island of Newfoundland. Rocks of the Dunnage consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean.

The Brady Property is situated at the eastern margin of a large elliptical structure informally referred to as the Tim Horton complex (from Graves 1989). The structure is outlined by the variably thick zone of lower Palaeozoic ultramafic rocks that lie at the base of the Dunnage Zone an enclose possible Gander Zone metasedimentary correlatives of the Mount Cormack Terrane (Spruce Brook Formation).

Property Geology

Due to the limited surface exposure, the trenches and interpretation of airborne magnetic and electromagnetic data are currently the only methods to interpret the property-scale geology. The principal area of exploration and mineralization (Reid Zone) is hosted within several distinct components of the ophiolitic Coy Pond Complex near the contract with marine siliciclastic rocks of the Spruce Brooke Formation, part of the Gander Zone.



Spruce Brook Formation
027408M
Coy Pond
Complex
Burnt
Hill
Davidsville Group

Brady Property showing claims location and simplified geology map

The rocks which host the most significant gold mineralization are massive and brecciated plagioclase/quartz, locally coarsely porphyritic, trondhjemite. The trondhjemite is overlain by a sequence of ophiolitic mafic volcanics, tuffs and intercalated mafic dikes and is in general underlain by a sequence of polylithic conglomerate and mafic and ultramafic rocks of the Cambrian Coy Pond Complex. This lower contact forms the main structural and stratigraphic break in the area. The Reid Zone mineralization can be classified as intrusion hosted style of gold mineralization similar to the Fort Knox deposit (252 MT at 0.47 g/t Au-Kinross Gold) located in the Tintina Gold Belt of Alaska and the Yukon Territory.

Drilling Phases:

The Brady Property has seen four phases of drilling with a total of 6,353.56 meters in 30 holes. The first phase was completed by Linear Resources Inc, in 2003. The second phase was completed as part of a Linear-Meridian Gold Ins. Joint venture in 2004. Two phases were completed by Golden Dory in 2009 and 2011. Sixteen of the drilling holes focused on the Reid Zone.

In March, 2011, Golden Dory commenced its second phase of drilling on the Brady Property designed to expand the known mineralization and to gain additional information to update the initial resource estimates on the Reid Zone. The program delivered the highest grades to date highlighted by a 36.06 meter grading 1.15 g/t gold, a 19.98 meter grading 1.05 g/t gold and a 25.45 meter grading 1.48 g/t gold including 7.80 meters grading 3.62 g/t gold.

A revised resource estimate for the Reid Zone was prepared and suggested that the Reid Zone is host to an inferred resource of 173,000 ounces of gold at a 0.30 g/t Au cut-off 9.57 million tonnes averaging 0.56 g/t Au classed Inferred as highlighted in the following table. Additional drilling is required to substantially expand the resource.

Au Cut-off (g/t)	**Tonnes > Cut-off (tonnes)**	**Grade> Cut-off Au (g/t)**	**Contained Ounces Au**
0.10	11,540,000	0.50	187,000
0.20	10,860,000	0.52	183,000

0.30	**9,570,000**	**0.56**	**173,000**
0.40	7,280,000	0.63	147,000
0.50	5,230,000	0.70	117,000
0.60	3,480,000	0.77	86,000
0.70	2,030,000	0.85	56,000
0.80	1,160,000	0.94	35,000

Facilities

Our principal executive office is located in California at Four Embarcadero Center, Suite 1400, San Francisco, CA 94111.

Employees

We currently have 5 part-time employees**.**

We entered into standard labor contracts with our four directors and three officers. The Employee Confidential Information and Inventions Assignment Agreement with our key personnel typically includes a confidentiality covenant that requires employees to protect our confidential information during their employment. We also entered into Indemnification Agreements with our four directors and three officers.

Insurance

We maintain business liability and employment practices liability insurance for protecting and defending our business from general liability and medical expenses, damages to premises rented, products-completed operations, personal and advertising injury, property damage liability and employment-related covered claims. We also maintain workers' compensation and employers' liability insurance.

Intellectual Property

We do not have any material intellectual property.

Competition

We face intense competition in the precious metals exploration and exploitation industry. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Some of our competitors include: Alamos Gold Inc, Pan American Silver, Kirkland Lake Gold, IAMGold.

Governmental/Regulatory Approval and Compliance

The Canadian mining industry is governed by dozens of federal, provincial and territorial acts and regulations across a broad spectrum of subject matter. While regulating mining activity is primarily the responsibility of the provinces, there are many aspects that require approval from several federal government departments.

From the proposal, development and operational phases through to closure, mining companies must adhere to a number of federal acts and regulations. To deal with the complexity of the federal regulatory environment, MAC monitors and assists our members with such legislation as:

- *Canadian Environmental Protection Act*, including the *Chemicals Management Plan* and *Interprovincial Movement of Hazardous Waste Regulations*
- *Impact Assessment Act*
- *Fisheries Act*, including the *Metal Mining Effluent Regulations*
- *Navigable Waters Protection Act/Navigation Protection Act*
- *Species at Risk Act*
- *Migratory Birds Convention Act*
- *Transportation of Dangerous Goods Act*

Mining in Ontario is primarily regulated by the Mining Act 1990 (MA) and its accompanying regulations. Other relevant legislation includes the Far North Act 2010, the Mining Amendment act 2009, the Aggregate Resources and Mining Modernisation Act 2017 and the Mining Tac Act1990.

In Ontario, mineral rights are acquired and registered via the Mining Lands Administration System (MLAS) which was established in 2017, replacing the older system of map and ground staking. The MLAS is used for administering public lands for the purpose of mining and the administration of the registration of minerals tenure.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Portal offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Nevada on February 24, 2021. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of precious metal exploration. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

In order for our Company to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, our Company is dependent on Dr. Scott Jobin-Bevans, who is the CEO and Chief Geologist. The loss of Dr. Scott Jobin-Bevans or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our operations and business have been affected by the COVID-19 pandemic, and may be materially and adversely impacted in the future.

Our Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. In December 2019, an outbreak of a novel strain of coronavirus ("COVID-19") emerged and has since spread worldwide, posing public health risks that have reached pandemic proportions. In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has disrupted global supply chains and workforce participation, including our own, and created significant volatility and disruption of financial markets. A prolonged economic downturn and adverse impact to global economies or a sustained slowdown in growth or demand could have an adverse effect on the commodity prices and/or demand for metals produced at Beaver Gold's operations.

At any point management or the Board may determine that operations pose an increased risk to Beaver Gold's workforce or host communities, and may further reduce operational activities and limit activities to essential care and maintenance procedures including the management of critical environmental systems. Such reductions in our operational activities could have a material adverse impact on our business, or financial condition, results of operations and cash flows. Additionally, while day-to-day operations at certain of the Company's sites have been disrupted, the Company has incurred and will continue to incur labor costs, costs related to infrastructure, environmental management, security and other COVID-19 specific costs. Despite the cost of these efforts, the Company's employees and contractors and host communities may be impacted by COVID-19. In addition, the continued spread of COVID-19 may impact employee health, workforce productivity, access to skilled employees and experts and increase medical costs and insurance premiums. New and changing government actions to address the COVID-19 pandemic have been occurring on a regular basis.

Management and the Board have been closely monitoring the COVID-19 pandemic and its impacts and potential impacts on our business. However, because of the rapidly changing developments with respect to the spread of COVID-19 and the unprecedented nature of the pandemic, the Company is unable to predict the extent and duration of the adverse financial impact of COVID-19 on its business, financial condition and results of operations. However, future developments could impact our assessment and result in material impairments to our long-lived assets or goodwill.

Depending on the duration and extent of the impact of COVID-19, this pandemic could materially impact the Company's results of operations, cash flows and financial condition. The impact of this pandemic could include additional sites being placed into care and maintenance. The Company's management and board of directors will also continue to monitor Beaver Gold's future quarterly dividends and timing of future share buybacks as it monitors the ongoing evolution of the COVID-19 pandemic. Other impacts of changing government restriction could include additional travel restraints, more stringent product shipment restraints, delays in product refining and smelting due to restrictions or temporary closures, other supply chain disruptions and workforce interruptions, including loss of life, and reputational damage in connection with challenges or reactions to action or perceived inaction by the Company related to the COVID-19 pandemic, which could have a material adverse effect on the Company's cash flows, earnings, results of operations and financial position.

The full extent to which COVID-19 impacts the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Investors are cautioned that operating and financial performance may vary from the expectations of management and our previously issued financial outlook as a result of the evolving COVID-19 environment.

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company.

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish additional proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.

Development projects have no operating history upon which to base estimates of proven and probable mineral reserves and estimates of future operating costs. Estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, feasibility studies that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the configuration of the deposit, expected recovery rates of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of proven and probable mineral reserves may differ significantly from those originally

estimated. Moreover, significant decreases in actual or expected commodity prices may mean mineralization, once found, will be uneconomical to mine.

Metal and mineral prices are subject to dramatic and unpredictable fluctuations.

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company's operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its gold production but may from time to time seek arrangements to price gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment.

Joint ventures and other partnerships may expose us to risks.

We may enter into joint ventures or partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which we have a potential interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of the common stock.

Mining and mineral exploration have substantial operational risks.

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

- major or catastrophic equipment failures;
- mine failures and slope failures;
- failure of tailings facilities;
- ground fall and cave-ins;
- deleterious elements materializing in the mined Mineral Reserves and Resources;
- environmental hazards;
- industrial accidents and explosions;
- encountering unusual or unexpected geological formations;
- labor shortages or strikes;
- acceptance by local communities or changes in attitudes of these communities;
- civil disobedience and protests; and
- natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or

death, asset writedowns, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company's insurance coverage, in which case, the Company could incur significant costs that could prevent profitable operations.

Mineral reserve and mineral resource calculations for the Foisey Gold, Orphan Gold, Cree Lake, and Brady Properties are only estimates.

Calculations of mineral reserves for the Foisey Gold, Orphan Gold, Cree Lake, and Brady Properties are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves and mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties.

Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Mineral reserve and mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold, silver, or other precious metals may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

Our processing ability may be adversely impacted by certain circumstances.

A number of factors could affect our ability to process the quantities of metals that we recover and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.

The occurrence of one or more of the circumstances described above could affect our ability to process the number of tons planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime or some combination of all of the foregoing. While issues of this nature are part of normal operations, there is no assurance that unexpected conditions may not materially and adversely affect our business, results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The actual operating costs for the Foisey Gold, Orphan Gold, Cree Lake, and Brady Properties will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs may be significantly higher than we previously expected. As a result of higher capital and operating costs, production and economic returns may differ significantly from we previously expected and there are no assurances that any future development activities will result in profitable mining operations.

We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

Our underground mines get deeper and our waste and tailings deposits increase in size as we continue with and expand our mining activities, presenting certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our operations and stated mineral reserves could be negatively affected. We have taken the actions we determined to be proper in order to maintain the stability of underground openings, but additional action may be required in the future. Unexpected failures or additional requirements to prevent such failures may adversely affect our costs and expose us to health and safety and other liabilities in the event of an accident, and in turn materially and adversely affect the results of our operations and financial condition, as well as potentially have the effect of diminishing our stated mineral reserves.

The mineral industry is highly competitive.

The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Commodity prices may not support corporate profit.

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The prices of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company's financial condition, or require the Company to cease operations altogether.

Our insurance may not provide adequate coverage.

Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from

exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, our business interruption insurance relating to our properties has long waiting periods before coverage begins. Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

Our business is sensitive to nature and climate conditions.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our business locations. In addition, the physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt our exploration at our mines and may require us to make additional expenditures to mitigate the impact of such events.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein. Management anticipates being able to raise the necessary funds by means of equity financing. The ongoing exploration of the Company's properties is dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company's exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

If we are unable to retain key members of management, our business might be harmed.

Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer, Dr. Scott Jobin-Bevans. We depend on a relatively small number of key officers, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis, or at all. The loss of any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that we will be able to attract and retain personnel to sufficiently staff our development and operating teams.

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations.

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations.

Our directors and officers may have conflicts of interest as a result of their relationships with other mining companies.

Our directors and officers are also directors, officers and shareholders of other companies that are similarly engaged in the business of developing and exploiting natural resource properties. Consequently, there is a possibility that our directors may be in a position of conflict in the future. See the “Directors of the Company” and “Officers of the Company” sections above for more information on their affiliation with other mining businesses.

The Canadian government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs, delay receipt of regulatory refunds or limit our ability to produce gold and other metals.

The mining industry is subject to increasingly strict regulation by federal, provincial and local authorities in Canada, including in relation to:

- limitations on land use;
- mine permitting and licensing requirements;
- reclamation and restoration of properties after mining is completed;
- management of materials generated by mining operations; and
- storage, treatment and disposal of wastes and hazardous materials.

The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities

resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected.

Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

The Canadian properties are subject to regulation by the federal and provincial governments, and are subject to various legislation in Canada, including the Impact Assessment Act, the Mining Act, the Public Lands Act, the Environmental Protection Act, the Environmental Assessment Act, and the Water Resources Act. Our operations at the Canadian properties also require us to obtain local authorizations and may require us to comply with the uses and customs of communities located within the properties. Mining, environmental and labor authorities may inspect our Canadian operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute.

If inspections in Canada result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.

We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.

Mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral properties. Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. We may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations.

We may not be successful in obtaining such permits, which could prevent us from commencing, continuing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. The permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

We may be responsible for anti-corruption and anti-bribery law violations.

Our operations are governed by, and involve interactions with, various levels of government in foreign countries. We are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar laws in Canada. These laws generally prohibit companies and company employees from

engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. Because our interests are located in Canada, there is a risk of potential FCPA violations.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions, and may have a material adverse effect on our cash flows, financial condition or results of operations.

We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that governments consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

Risks Related to the Company’s Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Investors will grant a proxy to vote their securities to the Company's board of directors, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to the Company's articles of incorporation, liquidation of the Company and the election of the Company's directors.

By agreeing to the grant of the irrevocable proxy contained in the subscription agreement for this offering in connection with the purchase of the securities, you will grant a proxy to the Company's board of directors to vote the securities on all matters coming before the shareholders for a vote. The board of directors does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the board of directors may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the board of directors may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be

held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9. **What is the purpose of the offering?**

The purpose of the offering is to raise capital with common stock for the company's exploration budget with the possibility of commencing drilling operations on our projects within the next year. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	**If Maximum Amount is Sold(1)(2)**
Total Proceeds	$80,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$5,600	$350,000
(B) Legal Expenses	$2,400	$30,000

(C) Accounting Expenses	$1,600	$20,000
(D) Miscellaneous Offering Expenses	$800	$25,000
Net Proceeds	$69,600	$4,575,000
Use of Net Proceeds		
(E) Advertising and Marketing	$11,600	$762,500
(F) Working Capital	$23,200	$1,525,000
(G) 50% of Net Proceeds to pay purchase prices of Foisey Gold, Orphan Gold and Cree Lake Properties	$34,800	$2,287,500
Total Use of Net Proceeds	$69,600	$4,575,000

(1) We will accept proceeds in excess of the target offering amount of $80,000. We will allocate oversubscriptions on a first come first served basis, or at our discretion. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11. **<u>How will the issuer complete the transaction and deliver securities to the investors?</u>**

The transaction between the issuer and the investor will be completed through the Title3Funds LLC online portal, Title3Funds, located at http://www.title3funds.com/. Title3Funds LLC will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **<u>How can an investor cancel an investment commitment?</u>**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is June 30, 2023.

Cancellation instructions can be found in the Title3Funds investor dashboard. Investors may cancel their investment commitment by sending an email to support@title3funds.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Title3Funds with further information. If the investor's investment commitment is cancelled, the corresponding investment shall be refunded to the investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, Title3Funds will send notice to each investor of such material change and inform the investor that the

investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and Title3Funds will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and Title3Funds will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **<u>Describe the terms of the securities being offered.</u>**

Terms of the Offering

We are offering up to 3,125,000 shares of our common stock for $5,000,000. We are attempting to raise a minimum amount of $80,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by June 30, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $5,000,000, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with North Capital Private Securities Corporation, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the

minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that an investor may invest in the offering is $250.

The offering is being made through Title3Funds LLC, the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of shares of our common stock equal to 2% of the shares sold in the offering.

Transfer Agent and Registrar

VStock Transfer, LLC is our transfer agent for the securities.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our Common Stock are entitled to one vote per share of Common Stock held. Notwithstanding, pursuant to the subscription agreement for this offering, each investor in this offering will appoint the Company's board of directors as the sole and exclusive attorney and proxy of such investor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that investor is entitled to do so) with respect to all of the shares of Common Stock of the Company. This means that you will have no right to vote any of your shares until the proxy is terminated and the proxy will only terminate upon consent of the Company's board of directors.

15. **Are there any limitations on any voting or other rights identified above? [X] Yes [ ] No**

See answer to Question 14.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 490,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 10,000,000 shares of blank check preferred stock, par value $0.0001 per share ("Preferred Stock"). As of the date of this offering statement, a total of 8,287,500 shares of common stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our Common Stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of Preferred Stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued based on market comparables. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

The Company does not have any indebtedness for borrowed money.

25. **What other exempt offerings has the issuer conducted within the past three years?**

From March 18, 2022 to June 30, 2022, the Company offered up to 1,250,000 shares of its Common Stock to: (a) accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act) under Rule 506(b) promulgated under the Securities Act (the "Reg D Offering") and (b) non-U.S. Persons (as defined in Regulation S promulgated under the Securities Act (the "Reg S Offering")), at a per share equal to $0.80, for gross proceeds of up to $1,000,000. The Company issued 37,500 shares under the Reg D Offering and 100,000 shares under the Reg S Offering. The Company used the proceeds for general working capital for operations.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Our officers and directors have entered into Stock Purchase Agreements to purchase shares of the Company's Common Stock, as follows:

Name of Purchaser	Number of Shares	Purchase Price	Purchase Date
Robin Ross	2,000,000	$200	February 24, 2021
Graham Scott	500,000	$50	November 2, 2021
Robin Ross	750,000	$75	November 2, 2021
Sean Zubick	4,000,000	$400	November 2, 2021

On March 5, 2021, we entered into a Shareholders' Agreement with our 99.9% owned Canadian subsidiary, BGCC, and Graham Scott, pursuant to which, among other things, the board of the Canadian subsidiary shall consist of one director, until changed by a unanimous resolution of all common shares of such subsidiary, who shall be the nominee selected by Graham Scott. Graham Scott holds one common share, and we hold 999 common shares in the Canadian subsidiary. Graham Scott has been appointed as the initial sole director of the Canadian subsidiary.

On April 25, 2022, we entered into a Redemption Agreement with Craig Auringer, who was a promoter of the Company by virtue of his role as a former Chief Financial Officer of the Company, pursuant to which we purchased 3,900,000 shares of Common Stock from Craig Auringer for a cash consideration of $14,808.04. Craig Auringer had been issued 4,000,000 shares of Common Stock for a cash purchase price of $400 on February 24, 2021.

On May 11, 2022, we entered into a Redemption Agreement, as amended on June 6, 2022, with Ronald Bauer, who was a promoter of the Company by virtue of his role as a former Chief Operating Officer of the Company, pursuant to which we purchased 3,200,000 shares of Common Stock from Ronald Bauer for a cash consideration of $100,000. On June 8, 2022, Ronald Bauer transferred his remaining 800,000 shares of Common Stock to two trusts in which he holds no voting power. Ronald Bauer had been issued 4,000,000 shares of Common Stock for a cash purchase price of $400 on February 24, 2021.

On May 25, 2022, we entered into a Subscription Agreement with William Hunter, one of our directors, pursuant to which William Hunter purchased 25,000 shares of our Common Stock for a cash purchase price of $20,000.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [ ] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

Beaver Gold Corp. is a development stage company with minimal operating history and no revenues to date.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- We plan to conduct preliminary exploration on existing and new drill targets in the Foisey Gold, Orphan Gold, Cree Lake, and Brady Properties in order to expand the current understanding of the landscapes.
- We plan to acquire rights in additional projects during the second quarter of 2022.
- We plan to begin exploration work to develop resources, and to begin resource estimation for these additional projects by the end of 2022.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $239 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should

also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the period from our inception to December 31, 2021.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain: _______________

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain: ________________

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain: _____________________

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain: ___________________

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain: _________________

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain: ________________________

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain: __________________

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or

preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain: ___________________

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.beavergold.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ *Scott Jobin-Bevans*
(Signature)

Dr. Scott Jobin-Bevans
(Name)

Chief Executive Officer, Chief Geologist, and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Scott Jobin-Bevans*
(Signature)

Dr. Scott Jobin-Bevans
(Name)

Chief Executive Officer, Chief Geologist, and Director
(Title)

June 30, 2022
(Date)

/s/ *Sean Zubick*
(Signature)

Sean Zubick
(Name)

Director
(Title)

June 30, 2022
(Date)

/s/ *Robin Ross*
(Signature)

Robin Ross
(Name)

Director
(Title)

June 30, 2022
(Date)

/s/ *William Hunter*
(Signature)

William Hunter
(Name)

Director
(Title)

June 30, 2022
(Date)

I, Scott Jobin-Bevans, being the CEO, Chief Geologist and Director of Beaver Gold Corp., a Nevada corporation (the "Company"), hereby certifies as of this date that:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed the tax return for the year ending December 31, 2021, any tax return information included in this Form C reflects accurately the information that would be reported in such tax return.

/s/ *Scott Jobin-Bevans*
(Signature)

Scott Jobin-Bevans
(Name)

CEO, Chief Geologist and Director
(Title)

June 30, 2022
(Date)

EXHIBITS

Exhibit A	Audited Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Pitch Deck
Exhibit E	Video Transcript
Exhibit F	Technical Reports on the Orphan Gold Property Ontario, Canada and Brady Property Newfoundland, Canada

<u>EXHIBIT A</u>

Audited Financial Statements

Exhibit A

BEAVER GOLD CORP.
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Beaver Gold Corp.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Beaver Gold Corp. (the "Company") as of December 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the period February 24, 2021 (Inception) through December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period February 24, 2021 (Inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC
We have served as the Company's auditor since 2022

Lakewood, CO

June 29, 2022

BEAVER GOLD CORP.
CONSOLIDATED BALANCE SHEET

		December 31, 2021
ASSETS		
Current Assets:		
Cash	$	9,670
Total Current Assets		9,670
Mineral rights acquisition costs		11,000,000
Total Assets	$	11,009,670
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$	4,039,928
Stock payable		7,000,000
Due to related parties		23,816
Total Current Liabilities		11,063,744
Total Liabilities		11,063,744
Commitments and Contingencies		
Stockholders' Deficit:		
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 0 issued and outstanding		-
Common stock, $0.0001 par value, 490,000,000 shares authorized; 15,250,000 shares issued and outstanding		1,525
Stock Subscription Receivables		(1,525)
Additional paid-in capital		-
Accumulated deficit		(54,074)
Total Stockholders' Deficit		(54,074)
Total Liabilities and Stockholders' Deficit	$	11,009,670

The accompanying footnotes are an integral part of the consolidated financial statements.

BEAVER GOLD CORP.
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Period from February 24, 2021 (Inception) through December 31, 2021
Revenue, net	$ -
Operating Expenses:	
Selling, general and administrative	54,074
Total Operating Expenses	54,074
Loss From Operations	(54,074)
Net Loss	$ (54,074)
Loss per Common Share - Basic and Diluted	$ (0.01)
Weighted Average Shares Outstanding - Basic and Diluted	9,095,968

The accompanying footnotes are an integral part of the consolidated financial statements.

BEAVER GOLD CORP
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock		Shares	Stock Subscription	Additional Paid-in	Accumulated	Stockholders'
	Shares	Amount	Payable	Receivable	Capital	Deficit	Deficit
Balance at February 24, 2021 (Inception)	-	$ -	$ -	$ -	$ -	$ -	$ -
Founders shares issued	15,250,000	1,525	-	(1,525)	-	-	-
Net loss	-	-	-	-	-	(54,074)	(54,074)
Balance at December 31, 2021	15,250,000	$ 1,525	$ -	$ (1,525)	$ -	$ (54,074)	$ (54,074)

The accompanying footnotes are an integral part of the consolidated financial statements.

BEAVER GOLD CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

		For the Period from February 24, 2021 (Inception) through December 31, 2021
Cash Flows From Operating Activities:		
Net loss	$	(54,074)
Adjustments to reconcile net loss to net cash used in operating activities:		
Issuance of stock for mineral rights acquisition		7,000,000
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		4,039,928
Net Cash Provided by Operating Activities		10,985,854
Cash Flows From Investing Activities:		
Mineral rights acquisition costs		(11,000,000)
Net Cash Used In Investing Activities		(11,000,000)
Cash Flows From Financing Activities:		
Due to related parties		23,816
Net Cash Provided By Financing Activities		23,816
Net Increase In Cash		9,670
Cash - Beginning of Year		-
Cash - End of Year	$	9,670

The accompanying footnotes are an integral part of the consolidated financial statements.

BEAVER GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Beaver Gold Corp. (Nevada) ("Beaver Gold" or the "Company") was incorporated in the state of Nevada on February 24, 2021. The Company is actively engaged in the acquisition, exploration and development of under-explored gold properties in pro-mining regions with proven gold production. The Company's principal offices are located at 4 Embarcado Center, Suite 1400, San Francisco, CA 94111.

Beaver Gold Corp. ("BGC") is a subsidiary of the Company and was incorporated in British Colombia on March 5, 2021. BGC's principal offices are located at 1750-1055 West Georgia Street, P.O. Box 11125, Vancouver, B.C. V6W 3P3, Canada. The Company owns 100% of the common shares of BGC.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from February 24, 2021 (inception) through December 31, 2021 primarily relates to the Company's formation and the initial public offering ("IPO") (see Note 7). The Company has selected December 31 as its fiscal year end.

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America in all material respects and have been consistently applied in preparing the accompanying financial statements.

Risks and Uncertainties related to the COVID-19 Pandemic

In March 2020, the World Health Organization characterized the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, as a global pandemic. This resulted in governments enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruptions to business resulting in a global economic slowdown. Equity markets have experienced significant volatility and weakness, and the governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

Due to the COVID-19 pandemic, there has been and will continue to be uncertainty and disruption in the global economy and financial markets. As the COVID-19 pandemic begins to subside, it has, and could continue to result in shelter-in-place and other similar restrictions being eased. Such easing of restrictions likely has and will continue to result in consumers returning to other alternative forms of entertainment and interaction. This in turn has, and could continue to, result in a decline in demand for our services. The full extent of the impact of the COVID-19 pandemic on our business, results of operations, cash flows and financial position will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the prevalence and severity of any variants, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may experience significant impacts to our business because of its global economic impact, including any economic downturn or recession that has occurred or may occur in the future.

As of the date of issuance of these consolidated financial statements, we are not aware of any specific event or circumstance that would require updates to our estimates and judgments or revisions due to COVID-19 to the carrying value of our assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements.

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The significant accounting policies adopted by the Company are as follows:

Use of Estimates

The preparation of the consolidated financial statement in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BGC. All significant consolidated transactions and balances have been eliminated in consolidation.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Exploration and Development Costs

Costs of acquiring mining properties and any exploration and development costs are expenses as incurred unless proven and probable reserves exist and the property is a commercially mineable property in accordance with FASB ASC 930, Extractive Activities – Mining. Mine development costs incurred either to develop new gold and silver deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charge to operations. Costs of abandoned projects are charged to operation upon abandonment. The Company evaluations, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs

to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs is based upon expected future cash flow and/or estimated salvage value.

The Company capitalizes costs for mining properties by individual property and defers such costs for later amortization only if the prospects for economic production are reasonably certain.

Capitalized costs are expensed in the period when the determination has been made that economic production does not appear reasonably certain.

Mining Rights and Properties

We defer acquisitions costs until we determine the viability of the property. Since we do not have proven and probable reserves as defined by Securities and Exchange Commission ("SEC") Industry Guide 7, exploration expenditures are expensed as incurred. We expense care and maintenance costs as incurred.

We review the carrying value of our mineral rights and properties for impairment whenever there are negative indicators of impairment. Our estimate of the gold price, mineralized materials, operating capital, and reclamation costs are subject to risks and uncertainties affecting the recoverability of our investment in the mineral claims and properties. Although we have made our best, most current estimate of these factors, it is possible that near term changes could adversely affect estimated net cash flows from our mineral claims and properties and possibly require future asset impairment write-downs.

Where estimates of future net operating cash flows are not available and where other conditions suggest impairment, we assess recoverability of carrying value from other means, including net cash flows generated by the sale of the assets. We use the units-of-production method to deplete the mineral rights and properties.

Mineral claim costs

We account for costs incurred to acquire, maintain and explore mineral properties as a charge to expense in the period incurred until the time that a proven mineral resource is established, at which point development of the mineral property would be capitalized.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share takes

into consideration shares of common stock outstanding (computed under basic income or loss per share) and potentially dilutive shares of common stock that are not anti-dilutive. For the period ended December 31, 2021, there were no dilutive shares outstanding.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2021, we had no cash balances in bank deposit accounts that exceeded federally insured limits.

Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

Our financial instruments consist of cash and cash equivalents, prepaid expenses, accounts payable, accrued liabilities, and related party payables. It is management's opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. With the exception of the derivative liability, the fair value of these financial instruments approximates their carrying values based on their short maturities or for long-term debt based on borrowing rates currently available to us for loans with similar terms and maturities.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC 820, "Fair Value Measurements and Disclosures," approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statement.

Note 2 –Going Concern

As of December 31, 2021, the Company had $9,670 in its operating bank account and working capital of ($4,054,074). The Company's liquidity needs up to December 31, 2021 have been satisfied through cash advances from related parties, of which $23,817 have been recorded on the balance sheet in due to related parties.

The financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2021, the Company has yet to achieve profitable operations and is dependent on its ability to raise capital from stockholders or other sources to sustain operations and to ultimately achieve viable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these financial statements.

The Company's ability to continue in existence is dependent on the Company's ability to develop the Company's businesses and to achieve profitable operations. Since the Company does not anticipate achieving profitable operations and/or adequate cash flows in the near term, management will continue to pursue additional equity financing through private placements of the Company's common stock.

Note 3 - Related Party Transactions

Related Party Payables

As of December 31, 2021, aggregate related party payables due to the Company's founding shareholders totaled $23,816. These advances have no specified repayment terms and bear no interest.

Note 4 – Commitments and Contingencies

Purchase and Sale Agreement – Cree Lake Property

On March 29, 2021, BGC entered into a Purchase and Sale Agreement (the "Cree Lake Agreement") with Blackrock Exploration, Inc. ("Blackrock"), the owner of a 100% undivided ownership interest in certain mining claims ("Mining Claims") belonging to the Cree Lake Property located in Swayze Township, Central Ontario, Canada. Per the Cree Lake Agreement, BGC purchased the Mining Claims in exchange for $2,500,000 cash ("Cash Consideration") (to be paid in full by March 29, 2023) and a number of common shares of the Company equal to $1,250,000 divided by the price per share at which the Company closes its Financing and a number of common shares of the Company equal to $1,250,000 divided by the price per share at which the Company closes its IPO. BGC will also grant Blackrock a 3% Net Smelter Returns Royalty ("Blackrock Royalty Interest") on the Mining Claims.

Per Schedule B to the Cree Lake Agreement, BGC must pay Blackrock a Royalty Interest of 3% of all proceeds received for products and minerals on a quarterly basis. BGC may purchase half of the Blackrock Royalty Interest at any time before a bankable prefeasibility study is performed on the Mining Claims with a one-time payment of $2.000,000. The Blackrock Royalty will equal 3% of the gross value of all products shipped from the property, to be paid quarterly within forty-five days of the end of each fiscal quarter.

Purchase and Sale Agreement – Orphan and Foisey Gold Properties

On March 29, 2021, BGC entered into a Purchase and Sale Agreement (the "Orphan-Foisey Gold Agreement") with John Leliever ("Leliever"), the owner of a 100% undivided ownership interest in certain mining claims ("Mining Claims") belonging to the Orphan and Foisey Gold Properties located in the Township of Rickaby and Lapierre in the District of Thunder Bay, Central Ontario, Canada. Per the Orphan-Foisey Gold Agreement, BGC purchased the Mining Claims in exchange for $1,500,000 cash ("Cash Consideration") (to be paid in full by March 29, 2023) and a number of common shares of the Company equal to $750,000 divided by the price per share at which the Company closes its Financing and a number of common shares of the Company equal to $750,000 divided by the price per share at which the Company closes its IPO. BGC will also grant Leliever a 3% Net Smelter Returns Royalty ("Leliever Royalty Interest") on the Mining Claims.

Per Schedule B to the Orphan-Foisey Gold Agreement, BGC must pay Leliever a royalty interest of 3% of all proceeds received for products and minerals on a quarterly basis. BGC may purchase half of the Leliever Royalty Interest at any time before a bankable prefeasibility study is performed on the Mining Claims with a one-time payment of $1,500,000. The Leliever Royalty will equal 3% of the gross value of all products shipped from the property, to be paid quarterly within forty-five days of the end of each fiscal quarter.

Purchase and Sale Agreement – Brady Property

On March 29, 2021, BGC entered into a Purchase and Sale Agreement (the "Agreement") with Gold'N Futures Mineral Corp. ("GFMC"), the owner of a 100% undivided ownership interest in 2 mining licenses (38 mining claims, total), herein referred to as the Brady Property ("Brady Property"), located in the Province of Newfoundland and Labrador, Central Ontario, Canada, for the purchase of 90% of its interest in the Brady Property. Per the Agreement, BGC purchased 90% of the Brady Property in exchange for a number of common shares of the Company equal to $3,000,000 divided by the price per share at which the Company closes its next Financing.

GFMC had previously granted Charles Dearin (a private individual residing in Newfoundland) a 2% Net Smelter Returns Royalty ("Dearin Royalty Interest") pursuant to an Option Agreement dated May 18, 2021. GFMC retains the right of first refusal on the Dearin Royalty should Dearin wish to sell all or part of the Dearin Royalty Interest. Per the Option Agreement, GFMC may assign all or a portion of its interest in the Brady Property. The Dearin Royalty will equal 2% of the gross value of all products shipped from the property, to be paid quarterly on the last day of the month following the end of the calendar quarter in which the payment accrued.

GFMC had previously granted United Gold, Inc. (a corporation in Newfoundland) a 2% Net Smelter Returns Royalty ("United Gold Royalty Interest") pursuant to a Purchase and Sale Agreement dated November 17, 2020. GFMC may purchase the United Gold Royalty Interest at any time with a one-time payment of $1,000,000. GFMC must notify United Gold Inc. of any sale or transfer of interest in the Brady Property and must satisfy that the new owner assumes its commitment or part of its commitment to pay the United Gold Royalty Interest. The United Gold Royalty Interest will equal 2% of the gross value of all products shipped from the property, to be paid quarterly within forty-five days of the end of each fiscal quarter.

Note 5 - Stockholder's Deficit

On February 24, 2021, the Company authorized the issuance of 500,000,000 shares which includes 490,000,000 shares of common stock, par value $0.0001 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock").

Preferred Stock

As of December 31, 2021, there were no shares of Preferred Stock authorized, issued or outstanding.

Common Stock

During the period from inception through December 31, 2021, the Company issued 15,250,000 founders' shares of common stock for cash proceeds of $1,525. As of December 31, 2021, the Company has yet to receive the proceeds and the $1,525 is recorded as contra equity on the consolidated balance sheet.

During the period from March 2021 through December 31, 2021, the Company entered into three purchase and sale agreements with various entities (see Note 4) for the purchase of mining claims. As part of the consideration offered in these agreements, the Company will issue i) a number of common shares of the Company equal to $5,000,000 divided by the price per share at which the Company closes its next Financing (see Note 7) and ii) a number of common shares of the Company equal to $2,000,000 divided by the price per share at which the Company closes its IPO (see Note 7), for a total amount of $7,000,000 in shares to be issued. As of December 31, 2021, these shares had yet to be issued. As such, the Company recorded a stock payable in the amount of $7,000,000 representing the total value of the shares to be issued.

The shares of Common Stock being subscribed for pursuant to these Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). These offerings are being made exclusively to a select few "accredited investors," as defined in Regulation D under the Securities Act, known to the Company.

Note 6 – Income Taxes

The Company accounts for income taxes under ASC 740 - Income Taxes ("ASC 740"), which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2021 are summarized below.

		December 31, 2021
Deferred tax assets:		
Net operation loss carryforwards	$	11,000
Total deferred tax asset		11,000
Valuation allowance		(11,000)
	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable loss for the year ended December 31, 2021. The Company has no history of generating taxable income. Therefore, a valuation allowance of $11,000 was recorded as of December 31, 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% for the period due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. As of December 31, 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $54,100.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Note 7 - Subsequent Events

The Company has evaluated events and transactions subsequent to December 31, 2021, through the date the financial statements were issued. Except for the following, there are no subsequent events identified that would require disclosure in the financial statements.

<u>EXHIBIT B</u>

Offering Page

BEAVER GOLD


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Raised to date of the $1,070,000 goal.

Investment Type: Regulation CF

Minimum Investment: $480

Investment Amount

INVEST

SHARE THIS DEAL

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

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HIGHLIGHTS
OVERVIEW
BEAVER GOLD MINING PROPERTIES
THE TEAM
Q&A WITH THE FOUNDER
TERM SHEETS
FINANCIAL DISCUSSION
MARKET LANDSCAPE
RISKS & DISCLOSURES
FORM C
DATA ROOM
UPDATES
COMMENTS
FAQ ABOUT INVESTING
CONTACT US

Once we have accomplished the above, and are thus in control of an important mineral inventory, we believe we will be well-positioned to be acquired by a larger mining company. Major companies are accelerating their production as a result of the current increased precious metals prices and exhausting their inventories. As a result of this accelerated production, we expect that many major mining companies will become more acquisitive beginning in 2024.

OVERVIEW

Beaver Gold is a junior mineral exploration company exploring for gold in two of the world's most favorable mining jurisdictions. The four early-stage exploration projects offer an opportunity to invest early and to be positioned for potential discovery on any one of the four projects.

BEAVER GOLD MINING PROPERTIES

Beaver Gold aims to explore world-class gold deposits in secure domestic regions.

Offering at a Glance:

- Advancing 4 under-explored properties with high gold values and multiple exploration targets.
- There is already proven gold in the ground in one of the largest gold mining areas in the region.
- Plans to go public in the next 24 months.
- All-star management team with billions of dollars in shareholder value created.

HIGHLIGHTS
OVERVIEW
BEAVER GOLD MINING PROPERTIES
THE TEAM
Q&A WITH THE FOUNDER
TERM SHEETS
FINANCIAL DISCUSSION
MARKET LANDSCAPE

HIGHLIGHTS

Beaver Gold is a mining and exploration company focused on gold exploration in Ontario and Newfoundland, Canada. Beaver Gold has three under-exploited properties located in Ontario and one property in Newfoundland with a resource estimate of 170,000 ounces of gold.

Beaver Gold plans to conduct preliminary exploration on existing and new drill targets in order to expand the current understanding of the landscapes. We have several key drill targets that will need to be further explored to increase the opportunity of a large discovery.

Once we have accomplished the above, and are thus in control of an important mineral inventory, we believe we will be well-positioned to be acquired by a larger mining company. Major companies are accelerating their production as a result of the current increased precious metals prices and exhausting their inventories. As a result of this accelerated production, we expect that many major mining companies will become more acquisitive beginning in 2024.

OVERVIEW

Beaver Gold is a junior mineral exploration company exploring for gold in two of the world's most favorable mining jurisdictions. The four early-stage exploration projects offer an opportunity to invest early and to be positioned for potential discovery on any one of the four projects.

BEAVER GOLD MINING PROPERTIES



THE TEAM



SEAN ZUBICK
NON-EXECUTIVE CHAIRMAN

Founded Palisade Global Investments in 2013 acquiring natural resource assets while privately financing a re-rating across the portfoli..

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DR. SCOTT JOBIN-BEVANS, PHD, P.GEO
CEO, CHIEF GEOLOGIST & DIRECTOR

Dr. Jobin-Bevans has been involved in the mineral exploration sector since 1988 with more than 25 years in worldwide mineral exploratio..

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BILL HUNTER
DIRECTOR

William Hunter is an Industrial and Renewable Materials Private Equity and C-Suite professional helping to transition companies in an E..

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ROBIN ROSS
INDEPENDENT DIRECTOR

Robin Ross is a 45-year veteran in financial services and merchant banking. His corporate finance activities have covered a wide ..

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About the Team:

Our team has been involved in the mineral exploration sector for over 34 years and have strong knowledge and connections in the region we operate in. With a long track record of raising capital and experience in the sector, Beaver Gold has formed an experienced team.The combination of these individu . . . . . READ MORE

Q&A WITH FOUNDER

ARE YOU PARTNERED WITH ANY OTHER JUNIORS OR MAJORS?

Not at this time.

WHAT MAKES THE BRADY PROJECT SO SPECIAL?

The Brady project is surrounded by major mining companies such as Newfound Gold Newfound Gold (1B market cap), Marathon Gold (600M market cap) and Anaconda Mining (100M market cap). With an estimate of 170,000 ounces of gold and a history of known gold in the area, the Brady project has the potential to be a world-class discovery.

WHAT IS THE COMPANY'S CURRENT BURN RATE?

$15,000 a month and will scale up based on budget.

DOES MANAGEMENT HAVE A HISTORY OF BEING ABLE TO RAISE FUNDS IF NEEDED?

Yes, a very successful one. Our team has raised hundreds of millions of dollars combined while our Non-Executive Chairman has raised over $250 million alone.

WHAT DOES BEAVER GOLD DO?

We are the precious metal exploration company with a presence in Canada and we will take advantage of that by leveraging on our culture, network and property pipeline in order to get the best commercial terms that allows us to position the company at an advantageous position towards discovering the next mine in Canada.

Our pipeline is formed by properties that have not been exposed to the public markets and all have been underexplored and mismanaged.

WHAT ARE YOUR MAJOR MILESTONES & OBJECTIVES FOR THE NEXT 12 MONTHS?

- Establish solid drilling targets by Q4 2022 and commence drilling at the Brady Property.
- To make a discovery in the properties of a wider type of mineralization such as stockworks that allows bulk mining.
- To establish drilling targets at the Foisey Property
- Make a large acquisition to add to the existing portfolio

WHO ARE THE NEARBY PLAYERS?

Newfound Gold (1B market cap), Marathon Gold (600M market cap) and Anaconda Mining (100M market cap).

ANY INSTITUTIONAL INVESTORS?

No, just people that represent institutions and institutional investment.

WHAT SHOULD AN INVESTOR EXPECT IN RETURN FOR THEIR INVESTMENT?

We are targeting a 3-5X return from this current round's valuation.

HOW DO YOU PLAN TO GROW THE VALUE OF THEIR INVESTMENT IN THE NEXT 12 MONTHS? WHAT WILL BE THE CATALYST?

Exploration success on new drill targets and drilling results. Additionally, we plan to make a large acquisition to add to the existing portfolio.

WHAT IS THE EXIT STRATEGY?

The plan is to take the Beaver Gold public within the next 24 months and continue to expand its exploration targets and property acquisition.

TERM SHEETS

Offering Summary:

Round type: Seed

Offering Minimum: US $50,000.00

Offering Maximum: US $5,000,000.00

Minimum Investment Amount (Per Investor): US $480.00

Key Terms:

Offering Type: Equity

Security Type: Common Stock

Price Per Share: $1.60

Valuation: $13.24M

FINANCIAL DISCUSSION

We have 4 projects in leading gold regions which all could have significant gold ounces in them which give investors a better chance to make a great return.

With gold mines becoming harder and harder to find and the demand for gold continues to increase yet supply is not keeping up with demand. This is where early stage investors will see the largest gains.

As Beaver Gold continues to explore and acquire projects the potential value for shareholders will continue to rise. We have a proven team of business and mining sector experts including the co-founder of NewFound Gold.

This is the opportunity we offer Beaver Gold shareholders – four excellent projects, each with its own excellent potential for the discovery of new gold ounces and ultimately acquisition by a larger gold mining company at substantial premiums, especially for those that invest early.



GOLD DRIVES BILLIONS IN REVENUE & HAS STRONG GROWING DEMAND
16% of Global Mining Revenue is from Gold
GOLD
$88.04B
COPPER
IRON ORE
COAL
GOLD
ALUMINIUM
PLATINUM AND PALLADIUM
OTHER
Source: PwC "Mine 2021", from top 40 companies (2020), $USD
Gold Has Diversified Demand
JEWELRY
48.4%
CENTRAL BANK NET PURCHASE
14.9%
TECHNOLOGY
7.5%
INVESTMENT
29.2%
Source: Government of Canada Natural Resources

MARKET LANDSCAPE

The price of gold has essentially doubled since hitting the bottom of the market at the end of 2016. This incentivizes investment in gold mining projects and operating gold mines to increase production where possible to take advantage of the favorable price environment. Canada's gold production has grown by 70% in the last decade and is suspected to continue to rise.

When a project has outlined sufficient gold ounces to be of interest to a mining company, we see the acquisition process take over and substantial premiums being paid by the larger mining company to acquire those gold ounces. This is the primary model for a junior: exploration, discovery and finally acquisition with shareholder value increasing along this path.

A recent excellent example of this comes from Great Bear Resources Ltd. (https://greatbearresources.ca) which trades on the TSX-V and in mid-2017 began focusing on its Dixie Project located near the Red Lake mining camp, Ontario, Canada. After building value in its project through surface exploration and multiple drilling programs, as well as building shareholder value along the way, the company became the target of an acquisition by mid-tier Canadian gold miner Kinross in December 2021, offering a substantial premium to the share price at that time.


Cdn:GBR
28.50
27.00
25.50
24.00
22.50
21.00
19.50
18.00
16.50
15.00
13.50
12.00
10.50
9.00
7.50
6.00
4.50
3.00
1.50
Volume
4.5 M
3.0 M
1.5 M
2017
2018
2019
2020
2021
2022

Great Bear Resources Ltd. TSXV:BGR

The most compelling part of this take-over bid is that despite Great Bear Resources having not defined any official gold resource estimates on the project, Kinross was still very keen to acquire the asset. Why? Mainly because new gold ounces are rare and becoming more and more difficult to find.

EXHIBIT C

Subscription Agreement

BEAVER GOLD

Subscription Agreement

This document serves as your investment confirmation and agreement.

Beaver Gold Corp. REG CF OFFERING

By signing this document, the investor agrees to and accepts all of the following:

A. ELECTRONIC COMMUNICATION

1. YES - I agree to receive electronic communications regarding my activity on www.title3funds.com (a funding portal).

B. ATTESTATIONS

1. YES - I have recently read the investor education section at www.title3funds.com/invest/ and understand that start-ups are risky. I can afford to lose my entire investment.

2. YES - I understand these investments are not easily resold and may not be transferred until one year after they are issued except in very specific circumstances. Even after the one-year holding period, there may not be a secondary market for these securities available. I can wait years for a return on my investment.

3. YES - I understand that Title3Funds does not give investment advice. I understand that I must rely on my own diligence and am knowledgeable enough to make my own investment decisions.

4. YES - I understand the law limits how much I may invest. I am complying with my annual personal investment limit as outlined here in Section 2.b.: https://www.sec.gov/info/smallbus/secg/rccomplianceguide-051316.htm and also included in Section C (table) below.

5. YES - I agree to the Title3Funds Terms & Conditions. I understand there is no guarantee of a relationship between Title3Funds and the issuer after the offering ends.

6. YES - I understand the limits on canceling and requesting a refund on my investment. You may cancel your investment until 48 hours before the deadline of this offering. If there is a material change to the terms of this offering, you will be notified and must reconfirm your commitment within 5 days or it will be automatically canceled.

C. INVESTOR SUBJECT TO LIMITS

1. Regulation Crowdfunding: A Small Entity Compliance Guide for Issuers[1]

The rules indicate that a non-accredited investor may only invest:

- The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or
- Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000.

[1] This guide was prepared by the staff of the U.S. Securities and Exchange Commission (the "Commission") as a "small entity compliance guide" under Section 212 of the Small Business Regulatory Enforcement Fairness Act of 1996, as amended. The guide summarizes and explains the rules adopted by the SEC, but is not a substitute for any rule itself. Only the rule itself can provide complete and definitive information regarding its requirements.

BEAVER GOLD CORP.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

BEAVER GOLD CORP.
Four Embarcadero Center, Suite 1400
San Francisco, CA 94111

Ladies and Gentlemen:

1. Background. The undersigned understands that BEAVER GOLD CORP., a Nevada corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the website of Title3Funds LLC crowdfunding portal (the "**Portal**"), as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 3,125,000 shares of its common stock (each a "**Share**" and, collectively, the "**Shares**") at a purchase price of $1.60 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $80,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $5,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("**FINRA**"). The Company will pay the Portal a commission up to 7% of gross monies raised in the Offering and will issue to the Portal a number of shares of our common stock equal to 2% of the total shares of common stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.title3funds.com/.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No

investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned

has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own

circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. "Market Stand-Off" Agreement. The undersigned agrees that the undersigned shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any common stock (or other securities) of the Company held by the undersigned during the 180-day period following the effective date of the Company's first firm commitment underwritten public offering of its securities registered under the Securities Act (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), provided that all officers and directors of the Company are bound by and have entered into similar agreements. The undersigned agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the undersigned's obligations under Section 9 or that are necessary to give further effect to this Section 9. In addition, if requested by the Company or the representative of the underwriters of securities of the Company, the undersigned shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this Section 9 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The undersigned hereby appoints the Chief Executive Officer of the

Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the undersigned's Shares pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment shall be for the limited purposes set forth above.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Irrevocable Proxy to Vote Stock. The undersigned, and any successors or assigns, hereby irrevocably (to the fullest extent permitted by applicable law) appoints the Company's board of directors (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of Common Stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 11 (the "**Irrevocable Proxy**"). Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) by the undersigned with respect to the Proxy Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Proxy Shares are outstanding. This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy and is granted pursuant to this Subscription Agreement. The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time, to act as the undersigned's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of the undersigned with respect to the Proxy Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company.

12. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

15. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal

place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of ____________________.

COMPANY:

BEAVER GOLD CORP.

By:________________________________

Name: Scott Jobin-Bevans

Title: Chief Executive Officer

Read and Approved (For IRA Use Only):

SUBSCRIBER:

____

By:_______________________

By:________________________________

Name:______________________________

Title:______________________________

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

<u>EXHIBIT D</u>

Pitch Deck


BEAVER GOLD
Exploring For World-Class Gold Deposits
in Secure Domestic Regions
INVESTOR PRESENTATION
Q1 2022

DISCLAIMER

Forward-Looking Statements

Statements included within this presentation that are not historical in nature constitute forward-looking statements within the meaning of applicable securities laws, which may include management's expectations regarding Beaver Gold Corp.'s ("Beaver Gold" or "the Company") future growth, results from operations, performance and business prospects, and future business plans and opportunities. When used, words such as "predicts", "projects", "targets", "plans", "expects", "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative or grammatical variation thereof, or other variations thereof, or comparable terminology, as they relate to any company or its management, have been used to identify forward-looking statements. Each company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Further management discussion of risks and uncertainties can be found in each company's quarterly and other periodic filings.

General Disclaimer

This presentation is not intended as a solicitation or offering of securities in any jurisdiction and the information contained herein in no way should be construed or interpreted as such. No securities commission or other regulatory authority in the United States, Canada or any other country or jurisdiction has in any way passed upon this information and no representation or warranty is made by the Company to that effect. The information in this presentation is not intended to modify, qualify, supplement or amend information disclosed under corporate and securities legislation of any jurisdiction applicable to the Company and should not be used for the purpose of making investment decisions concerning the Company's securities. The Company has taken all reasonable care in producing and publishing information contained in this presentation. Material in this presentation may still contain technical or other inaccuracies, omissions, or typographical errors, for which the Company assuames no responsibility. The Company does not warrant or make any representations regarding the use, validity, accuracy, completeness, or reliability of any claims, statements, or information in this presentation. The information in this presentation is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise, any of the information contained in this presentation, except for your own personal use unless you have obtained our express permission.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This presentation has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. Unless otherwise indicated, all resource and reserve estimates included in this presentation have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained in this presentation may not be comparable to similar information disclosed by US companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under US standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by US standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. US investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for disclosure of "reserves" are also not the same as those of the SEC, and reserves disclosed by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits contained in this presentation may not be comparable with information made public by companies that report in accordance with US standards.

INVESTOR VALUE PROPOSITION

Beaver Gold was formed to create shareholder value by leveraging several advantages:

- Newfoundland project nearby New Found Gold's Queensway project
- Leading gold region with prolific & growing production
- Major gold producers operating & developing nearby
- Targeting one of the world's safest mining jurisdictions
- Advancing under-explored properties with high gold values & multiple exploration targets
- On-site Orphan Gold Mine with historic production & multiple veins
- Proven team of business & mining sector experts, including co-founder of New Found Gold



Major Producers in Our Region

- Alamos Gold Inc.
- Barrick
- Newmont
- IAMGOLD Corporation
- Kirkland Lake Gold
- Pan American Silver

GOLD & THE MINING SECTOR ARE PERFORMING STRONGLY


Gold Price - USD per ounce
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
2017
2018
2019
2020
2021

"Mining is one of the few industries that emerged from the worst of the COVID-19 pandemic economic crisis in excellent financial and operational shape. In fact, **2020 was a banner year for the mining sector.**[1]

pwc

"**The price of gold has essentially doubled** since hitting the bottom of the market at the end of 2016. This is **incentivizing investment in gold mining projects** and operating gold mines to increase production where possible to take advantage of the favorable price environment.[2]

E&MJ ENGINEERING AND MINING JOURNAL

Source: 1. https://www.pwc.com/gx/en/industries/energy-utilities-resources/publications/mine.html; 2. https://www.e-mj.com/features/2021-global-mining-investment-outlook/

GOLD DRIVES BILLIONS IN REVENUE & HAS STRONG GROWING DEMAND

16% of Global Mining Revenue is from Gold


GOLD
$88.04B
COPPER
IRON ORE
COAL
GOLD
ALUMINIUM
PLATINUM AND PALLADIUM
OTHER

Source: PwC "Mine 2021", from top 40 companies (2020), $USD

Gold Has Diversified Demand


JEWELRY
48.4%
CENTRAL BANK
NET PURCHASE
14.9%
TECHNOLOGY
7.5%
INVESTMENT
29.2%

Source: Government of Canada Natural Resources

MAJOR INVESTMENT IS NEEDED TO INCREASE PRODUCTION & MEET DEMAND

Global Mine Production Decreased in 2020 for the Second Year in a Row

3.48 tonnes (122.7 Moz)



3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Source: World Gold Council, US Global Investors

What's Needed By 2025 To Avoid a Perpetual Decline in Mined Gold[2]

44 new gold projects with good chances of becoming mines

8 Moz of projects commissioned

$37B investment from mining industry

"Obviously **the pandemic contributed to this slowdown** last year, but we may also be seeing the consequences of **steadily shrinking exploration budgets.** Forbes [1]

1. https://www.forbes.com/sites/greatspeculations/2021/06/23/updated-top-10-gold-producing-countries/;
2. Wood Mackenzie 2020 report cited in https://www.mining.com/web/mined-gold-supply-still-not-keeping-up-with-demand/

WHY OUR CURRENT FOCUS IS ON CANADA & ITS ABUNDANT GOLD

Canada is a Top Target for Mining Project Development



$100B
$90B
$80B
$70B
$60B
$50B
$40B
$30B
$20B
$10B
$0B
Total Investment Value
China
Australia
India
Canada
Indonesia
Brazil
USA

Source: Industrial Info Resources,
Top 20 Countries for Mining Project Development in 2021

62% of Revenue From North American Gold Mining is from Canada



CANADA
$21.93B
USA
$12.05B
MEXICO
$1.41B
CANADA
MEXICO
USA

Source: PwC "Mine 2021", from top 40 companies (2020), $USD

Canada's Gold Production Has Grown By 70% in the Last Decade



200
150
100
50
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Source: CEIC Data, US Geological Survey

WHY WE TARGETED CANADA'S PROVINCE OF NEWFOUNDLAND

As Eastern Canada continues to reveal major gold discoveries, New Found Gold Corp. made the latest breakout discoveries starting in 2020 in Newfoundland:

Queensway gold project in Newfoundland

Initial discoveries announced in Sept. (92.9 g/t over 19.0m) and Oct. 2020 (41.2 g/t over 4.75m)

Higher grade intervals announced in Feb. (224.7 g/t over 2.45m), Apr. (261.3 g/t over 7.2m) and June 2021 (430.2 g/t over 5.25m)

Listed on TSXV in Aug. 2020

Over 405% stock price gain to date

Currently advancing a 200,000m drill campaign utilizing 8 drills[1]

NEWFOUND GOLD CORP

TSXV:NFG | Market Cap: $1.0B USD*



$14
$12
$10
$8
$6
$4
$2
$0
$1.54
$7.77
OCT
2021
APR
JUL
OCT
2022

* Market cap as of Jan. 24, 2022; stock chart prices in CAD

Source: 1. newfoundgold.ca

OUR REGION IS HOME TO MAJOR GOLD DISCOVERIES & EXPLORATION



NEWFOUNDLAND
ST JOHNS

- EXPLOITS DISCOVERY CORP.
- AURWEST RESOURCES CORP.
- VULCAN MINERALS INC.
- KING GLOBAL VENTURES
- OPAWICA EXPLORATIONS INC.
- GOSSAN RESOURCES LTD.
- TRU PRECIOUS METALS
- K9 GOLD CORP.
- NEW FOUND GOLD CORP.
- ORIGEN RESOURCES INC.
- MARATHON GOLD
- LABRADOR GOLD
- SOKOMON MINERALS



KING
OPAWICA
EXPLOITS DISCOVERY
GOSSAN
LABRADOR GOLD
GOSSAN
Lewisporte
Botwood Port
Exploits Valley Air Port
SOKOMON MINERALS
Grand Falls
KING
Gander
International Airport
K9 GOLD CORP.
VULCAN
SOKOMON MINERALS
TRU
NEW FOUND GOLD
KEATS ZONE
92.9 g/t gold over 19m discovery announced in 2020[2]
MARATHON GOLD
Valentine Lake Fault
AURWEST
NEW FOUND GOLD
OPAWICA
DOG BAY LINE
APPLETON FAULT
JOE BATS POND LINE
GRUB LINE
VULCAN
EXPLOITS DISCOVERY
ORIGEN
VALENTINE GOLD DEPOSIT
2.05 Moz gold P&P: 47.1 Mt @ 1.36 g/t gold
3.14 Moz gold M&I: 56.7 Mt @ 1.72 g/t gold
1.64 Moz gold Inf: 29.59 Mt @ 1.72 g/t gold[1]
BEAVER GOLD
Brady Gold Property
OPAWICA
VULCAN

1. https://marathon-gold.com/valentine-gold-project/;
2. newfoundgold.ca

FLAGSHIP PROJECT: BRADY GOLD PROPERTY


NEWFOUNDLAND


595,000
600,000
605,000
610,000
5,380,000
5,375,000
5,370,000
5,365,000
5,360,000
N
Grand Falls/TCH ~50 km.
Logging/Skidder roads
Baie d'Espoir Hi-Tension Power Lines
BEAVER GOLD
BRADY GOLD PROPERTY
License No. 27408M
FUTR License No. 31339M
Baie d'Espoir Highway
All claims as of May 16, 2021
NAD 27, Zone 21
1:100,000
BEAVER GOLD

Location: South-Central Newfoundland, Canada

Claims: 38 claims under 2 licenses (027408M & 031339M)

Total Area: 100 hectares (~247 acres)

Interest: 100%

Nearby Center: Grand Falls-Windsor (50 km/31 mi.; pop. 14K)

Nearby Discoveries: New Found Gold's Queensway gold project 80 km (50 miles) northeast

Inferred Resource: 173,000 ounces gold* (9.57 million tonnes averaging 0.56 g/t at a 0.3 g/t cutoff)[1]

Geology: Several well-known examples of this intrusion hosted type of gold deposit are found in the Tintina Gold Belt in Alaska and the Yukon Territory, including the Fort Knox, Donlin Creek and Brewery Creek deposits.[1]

Comparable Potential: The Brady Gold Property has the potential to host significant intrusion hosted, open pit mineable gold deposits similar in size and grade to that of the Fort Knox deposit (252 MT @ 0.47 g/t gold).[1]

*The historical resource estimate is based on prior data and reports obtained and prepared by previous operators and information provided by governmental authorities. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves. Beaver Gold is not treating the historical estimate as current mineral resources or mineral reserves. Establishing a current mineral resource estimate on the property will require further evaluation, which the Company and its consultants intend to complete in due course.

1. Giroux and Froude 43-101 (2013)

FLAGSHIP PROJECT: BRADY GOLD PROPERTY

Table 13. Brady Gold Property Inferred Resource* within the Mineralized Solid[1]

Gold Cut-off (g/t)	Tonnes > Cut-off (tonnes)	Grade > Cut-off Gold (g/t)	Contained Ounces Gold
0.10	11,540,000	0.50	187,000
0.20	10,860,000	0.52	183,000
0.30	9,570,000	0.56	173,000
0.40	7,280,000	0.63	147,000
0.50	5,230,000	0.70	117,000
0.60	3,480,000	0.77	86,000
0.70	2,030,000	0.85	56,000
0.80	1,160,000	0.94	35,000

*The historical resource estimate is based on prior data and reports obtained and prepared by previous operators and information provided by governmental authorities. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves. Beaver Gold is not treating the historical estimate as current mineral resources or mineral reserves. Establishing a current mineral resource estimate on the property will require further evaluation, which the Company and its consultants intend to complete in due course.

1. Giroux and Froude 43-101 (2013)

FLAGSHIP PROJECT: BRADY GOLD PROPERTY

Exploration History

- Total of 6,353 meters of drilling in 30 holes over 4 phases
- Drill intercepts included:
  - BO-09-17:
    - Up to 20.45 meters of 1.27 g/t gold
    - 16.80 meters of 1.02 g/t gold including higher grade intercepts of 5.75 meters of 3.89 g/t gold
  - **BO-11-24:**
    - 36.06 meters grading 1.15 g/t gold
    - 19.98 meters grading 1.05 g/t gold
  - BO-11-25:
    - 25.45 meters grading 1.48 g/t gold including 7.8 meters grading 3.62 g/t gold

Exploration Plan

- The long history of exploration within the Brady Gold Property area provides an extensive database on which to develop future exploration targets
- Since the Brady Gold Property deposit remains open down dip & along strike[1], additional drilling is required to substantially expand the resource
- Initial work will include completing preliminary metallurgical testing to determine recovery rates & other characteristics of the mineralization

In 2021, AussieCan Geoscience Inc performed a detailed analysis of available geophysical datasets over the Brady Gold Property, which primarily reviewed high-resolution frequency domain and magnetic surveys from historical DIGHEM and IMPULSE Airborne surveys.



601000
602000
603000
604000
605000
606000
5370000
5369000
5368000
5367000
5366000
027408M
031339M

Figure 15: Brady Gold Property showing claim outlines with historical drill hole locations (blue) and potential area of interest (high resistivity anomaly in red box)[2]

1. Giroux and Froude 43-101 (2013)
2. AussieCan Geoscience Inc. Geophysical Review of the Brady Gold Project. Oct. 5, 2021

WHY WE TARGETED CANADA'S PROVINCE OF ONTARIO

Ontario is Prolific, Attractive & Safe

- Abundant mineral production: $10.7B in 2019[1]
- Continues to attract mineral exploration investment: $497M in 2019[1]
- 40 active mining operations[2]
- 20 active gold mines[2]
- Extensive mining sector: 71K jobs[2] & 1,400+ mining supply and service companies[1]
- One of the safest mining jurisdictions in the world[1]

Ontario Produces Over **40%** of Canada's Gold



ONTARIO
42.1%
ONTARIO
QUEBEC
NUNAVUT
BC
SASKATCHEWAN
MANITOBA
NOVA SCOTIA
YUKON
NFLD & LABRADOR

Source: Government of Canada Natural Resources (2019p data)

Source: 1. https://oma.on.ca/en/ontario-mining/facts_figures.aspx; 2. https://news.ontario.ca/en/release/58358/new-gold-mine-will-support-economic-recovery-in-northern-ontario

OUR REGION IS HOME TO MAJOR GOLD PRODUCERS & PRODUCTION


CANADA
USA
BEAVER GOLD
Foisey Gold Property &
Orphan Gold Mine/Property
BEAVER GOLD
Cree Lake Gold Property
GERALDTON
TIMMINS
SUDBURY
TORONTO
BARRICK
WILLIAMS MINE
Avg Annual Production: 200-220 Koz
ALAMOS GOLD INC.
ISLAND GOLD MINE
Avg Annual Production: 130-145 Koz
Newmont
BORDEN MINE
Avg Annual Production: 120 Koz projected
PAN AMERICAN SILVER
TIMMINS: TIMMINS WEST
& BELL CREEK MINES
Avg Annual Production: 148 Koz
IAMGOLD CORPORATION
CÔTÉ GOLD PROJECT
Avg Annual Production: 367 Koz (starting 2023)
KL KIRKLAND LAKE GOLD
DETOUR LAKE MINE
Avg Annual Production: 517 Koz
Newmont
PORCUPINE: HOYLE POND &
HOLLINGER MINES
Avg Annual Production: 223 Koz
KL KIRKLAND LAKE GOLD
HOLT COMPLEX: HOLT, HOLLOWAY
& TAYLOR MINES
Avg Annual Production: 114 Koz
KL KIRKLAND LAKE GOLD
MACASSA MINE
Avg Annual Production: 183 Koz
ALAMOS GOLD INC.
YOUNG-DAVIDSON MINE
Avg Annual Production: 190-205 Koz

PROJECT #2: FOISEY GOLD PROPERTY


ONTARIO
FOISEY PROPERTY
5KM
GERALDTON
HWY 11


CASTLEWOOD LAKE AREA
FULLERTON LAKE AREA
BEAVER GOLD
FOISEY PROPERTY
SHAFT LOCATION
LAPIERRE
RICKABY
BEAVER GOLD
ORPHAN GOLD MINE/PROPERTY
Thunder Bay
Dilla Lake
Kaby Lake
Argogama Lake
UTM Zone 16
5000m grid

Location:	Central Ontario, Canada
Claims:	5 staked claims (27 units) in 1 group
Total Area:	432 hectares (~1,067 acres)
Interest:	100%
Royalties:	3%[1]
Nearby Centers:	Thunder Bay (220 km; pop. 110K), Geraldton (38 km; pop. 3K)
Infrastructure:	Property access via Kinghorn Road to Trans-Canada Hwy 11
Geology:	The Foisey Gold System is located 1,800 meters northwest of the Orphan Mine on claims sharing a common boundary with the Orphan Mine patented claims. The system is traced by mapping & geophysics for 1-km strike length as a linear bifurcating structure. Diamond drilling has demonstrated it is a significant gold bearing structure 80+ meters wide by 650+ meters long.

Source: 1. Royalties Details: 3% (reducing the total Royalty Interest of the Vendor to 1.5%) by giving to Vendor written notice to that effect, together with a one-time payment of C$1.5M

PROJECT #2: FOISEY GOLD PROPERTY

Exploration History

- Mineralization often associated with gold systems is widespread[1]
- Results as high as 28.79 g/t gold from grab samples, 12.75 g/t from channel samples over 0.5 meters, and 3.29 g/t from diamond drilling over 0.3 meters
- Trenching program in 2007 yielded significant results:
  - 136 channel samples collected
  - 6% returned results ranging from 1.22 to 12.75 g/t gold
  - 9% returned results ranging from 0.538 to 0.906 g/t
- IP survey of 4 lines conducted in 2008 demonstrated a strong 1200-meter northwestward trending feature – the Foisey gold structure – with the north-trending split interpreted to be at least 500 meters long and open to the north
- Drill program in 2008 revealed the Foisey gold structure is a complex feature consisting of an Upper and Lower zone:
  - Upper Zone averages 42 meters in drill width, contains variably anomalous gold values up to 3.20 g/t
  - Lower Zone was penetrated by 6 drill holes, averages 5.55 meters in drill width, contains average of 0.56 g/t gold with the highest value attained being 1.31 g/t
  - Between the Upper Zone and Lower Zones is a variably altered and veined quartz diorite averaging 32 meters in drill width, containing 1-3% disseminated pyrite with anomalous values up to 0.298 g/t gold


FOISEY PROPERTY
FOISEY GOLD STRUCTURE
Exploration target: geophysics/drilling planned
KABY LAKE STOCK
DILLA LAKE
Area for immediate drill testing (650+ m strike)
N
FOISEY GOLD STRUCTURE
KABY LAKE STOCK
4211215
3011565

Source: 1. Pervasive hematization in breccia stockworks intrusion with 1-3% disseminated pyrite and local chalcopyrite and molybdenite

PROJECT #2: FOISEY GOLD PROPERTY



Foisey Vein System looking south along strike



Swamp showing gossan and veins looking northwest

PROJECT #2: FOISEY GOLD PROPERTY



Mafic inclusion lower left & stockworks veining



Close-up quartz stockwork-breccia



Drill at Foisey FVS08-3

PROJECT #3: CREE LAKE GOLD PROPERTY



ONTARIO
BEAVER GOLD
Cree Lake Gold Property
TIMMINS
SUDBURY
TORONTO

Newmont

BORDEN MINE
Avg Annual Production: 120 Koz projected
Reserves: 4.12 Mt Probable grading 7.14 g/t with 0.95 Moz gold contained
Location: 40 km to northwest

IAMGOLD CORPORATION

JEROME GOLD MINE (HISTORIC)
Produced: 59.8 Koz
Historic Resource: 523 Kt grading 6.86 g/t gold (1984)
Location: 37 km to southeast

IAMGOLD CORPORATION

CÔTÉ GOLD PROJECT
Avg Annual Production: 367 Koz (starting 2023)
Reserves: 233 Mt Proven & Probable grading 1.0 g/t with 7.28 Moz gold contained
Location: 65 km to southeast

Location:	Central Ontario, Canada
Region:	Swayze-Shining Tree Greenstone belt
Claims:	16 staked claims in 1 group
Total Area:	3,616 hectares (~8,935 acres)
Interest:	100%
Royalties:	3%*
Report:	NI 43-101 (Dec. 2019)
Nearby Mining Centers:	Sudbury (195 km; pop. 157K), Timmins (130 km; pop. 44K)
Infrastructure:	Readily accessible by road
Geology:	Hosts numerous gold showings & deposits; considered to be the westward extension of the famous Cadillac-Larder Lake break associated with many producing mines in the prolific Kirkland Lake Noranda–Val d'Or gold camps
Property Valuation:	$6M (Independent assessment of nominal value)

*Royalties Details: 3% (reducing the total Royalty Interest of the Vendor to 1.5%) by giving to Vendor written notice to that effect, together with a one-time payment of $2M; (1.5%) net smelter return royalty (the "Royalty") on claim numbers 4203295, 4203275, 4203296, 4209811

PROJECT #3: CREE LAKE GOLD PROPERTY

Regional Geological Setting

- The Swayze-Shining Tree Greenstone belt hosts a **proliferation of gold occurrences** (90+ documented) and 5 past-producing mines, many associated with the significant Ridout Deformation Zone
- Our Property's South Cree Lake target area strategically hosts the Ridout Deformation Zone, which is proximal to numerous gold occurrences and deposits including **IAMGOLD's multi-million-ounce Côté Lake gold deposit** and project



COLLINS
MURDOCK
EVANS
PINOGAMI
SILK
NORWOOD
HARDIMAN
CHEWITT
SANDY
HELLYER
BIGGS
WHIGHAM
Smith-Thorne mine
ROCKETT
RANEY
ROLLO
DALE
McOWEN
GARDHOUSE
LACKNER
HALCROW
Shunsby Lake
DENYES
Bred Lake
SWAYZE
Kenty Lake
DORE
HEENAN
MARION
GENOA
DES ROSIERS
Cree Lake
Loe Lake
Hotstone Lake
MOUNTBATTEN
TOOMS
GREENLAW
GARNET
ERIC
FRATER
DE GAULLE
EISENHOWER
KAPLAN
BLAMEY
ESTHER
OSWAY
HUFFMAN
POTIER
STROM
NEELANDS
WAKAMI
SHIPLEY
HONG KONG
EDITH
ARBUTUS
YEO
Shunsby Depot: Cu, Zn, Pb, Fe (py, po, sp, cpy, gn)
1.2% Cu, 1.5% Zn over 7.6m
1963 indicated resource:
317.500t grading 1.2% Cu, 1.3% Zn; 8.800m drilling
Kenty Prospect: Au (py, cpy, gn, sp, mo)
1947 resources: No.1 shaft 62.600t,
No.2 shaft 263.000t of unstated grade
1983 grades: No.1 shaft 15.2m x 1.9m at 13.37 gpt Au, No.2 shaft 22.0mx 1.1m at 22.97 gpt Au
Lee Prospect: Au (py, cpy)
8.57 - 21.94 gpt Au over unstated widths.
1,080m drilling; a 76m shaft
Hotstone Depot: Au (py)
8.91 gpt over 1.3m
7.89 gpt Au over 1.5m
South Cree Lake Au (py)
3-km sulphide-chert iron formation proximal to Ridout Deformation zone with local intusive stocks and sills,
Consistent anomalous gold values 130-800 ppb in drill core of 1.5-10.1m.
Jerome Mine
Past producer: 59,892 oz
1984 resource: 523,800t grading 6.86 gpt
N
UTM Zone 17 NAD 83
1000m Grid
Scale 1:150000
0 5 10 15 km
Legend
Diabase dikes
Shawmere anorthosite complex
Kapuskasing structural zone rocks
Felsic igneous and metamorphic rocks
Migmatitic rocks
Mafic and ultramafic intrusive rocks
Metasediments
Felsic to intermediate metavolcanics
Mafic to intermediate metavolcanics
Iron formation
Fault
Syncline
Anticline
Ricout Defromation Zone
Past production mine
Mineral occurrence
Ag Silver
Au Gold
Cu Copper
Fe Iron
gf Graphite
Mo Molybdenum
mo Molybdenite
Ni Nickel
Pb Lead
RA Radioactive materials
Zn Zinc
Cree Lake Property
Township boundary
UTM grid
Lake
BLACK ROCK EXPLORATION
Cree Lake Project Regional Map
Swayze Township
Compilation and CAD by: W.Hanych
July 2015

PROJECT #3: CREE LAKE GOLD PROPERTY

Exploration History

- The Property demonstrates several geological attributes that contribute to a larger scale gold system
- MMI survey returned **high values of gold** & copper over 3000-meter sampling zone
- Drilling in 2010 and 2011 returned zones of gold mineralization including a 5-meter section grading 2.3 g/t gold & individual assays of **up to 8 g/t gold**
- Discovery in 2009 of thick (15.5-meter) near surface gold zone **averaging 2.05 g/t gold** with 1 hole intersecting **24 g/t gold** over 1 meter
- 17% of trench samples delivered gold values exceeding **34 g/t gold** with **1 sample yielding 1,300 g/t gold** (37 oz+)
- Recent airborne survey identified **multiple new High Priority target areas**
- Exploration program in 2020 extended MMI soil sampling survey to west & east of iron formation contact on southern portion of property & included prospecting and rock sampling to follow up on work done on 2 gold target areas northeast of Cree Lake



PROJECT #3: CREE LAKE GOLD PROPERTY

Diamond Drilling Highlights (1985-1987)

Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Mineralization
CL85-05	26.06	28.65	2.59	0.363	Sulfide-chert-graphite iron formation
CL85-10	231.34	242.62	11.28	0.183	Sulfide-chert-graphite iron formation
CL85-12	na	na	1.52	1.200	Contact zone of felsic intrusive
CL85-14	67.97	77.57	9.60	0.608	Sulfide-chert-graphite iron formation
Above includes	57.45	58.32	0.91	2.000	Blue chert with 5% pyrite
CL87-15	78.64	85.34	6.7	0.538	Sulfide-chert – quartz veined iron formation
CL87-16	95.71	105.77	10.06	0.418	Graphite-chert
CL87-18	12.19	16.00	3.81	1.783	Sulfide-chert iron formation
CL87-20	126.80	127.86	1.06	1.063	Quartz-feldspar porphyry/diorite

PROJECT #3: CREE LAKE GOLD PROPERTY

Exploration Targets

- 4 prospecting targets north of Cree Lake
- 5 immediate target zones in the much larger South Cree Lake target area
- Airborne and MMI Surveys have identified new high priority areas of interest

Exploration Plan

Phase 1:

- Ground follow-up of soil results, mapping and prospecting
- IP surveying over selected geochemical and geophysical targets

Phase 2:

- MMI sampling covering the northern sector of the Cree Lake property
- MMI sampling South Cree lake, extension to west
- Ground follow-up of selected targets

Phase 3:

- Phase 3 is contingent on attaining positive results from Phase 1 and Phase 2
- Diamond drilling, ~4000 meters



N
1000-metre grid
scale 1:20.000
Granite intrusive
Carbonate-sericite schist
Carbonate iron formation
Chert oxide iron formation
Sulphide facies IF
Quartz veins
Quartz Feldspar Porphyry
Rhyolite porphyry
Mafic tuff
Maffic flow
Ultramafic
CL85-7
Diamond drill hole
Grab sample site
Channel sample site
Trench
Target area
Target B: subvolcanic porphyry. Very rusty 3% py. poss sphalerite. High Cr mica content (fuchsite)? Old N-S trench
Buffalo-Canadian Occurrence Site of 2008 trenching.
Target A: qtz-eye and fields porphyry in basalt: 3-5% py. tr cp.
Target C: Ultramafic with sulphides
Target C: Multi-phase qtz vening Early chalcedonic grey qtz with py. Late milky white qtz with py.
Target D: Sample 1433: 46.97 gpt Au
NORTH FELSIC ASSEMBLAGE
SOUTH FELSIC ASSEMBLAGE
SOUTH CREE LAKE TARGET 5-ZONES IDENTIFIED BY DRILLING
4212201
4212282
4212281
4218527
4218528
4203295
4203275
4212280
4203296
4209787
4209811
4201534
3005501
3005503
3005504
BLACK ROCK EXPLORATION
Cree Lake Compilation Map
Swayze Township
Compilation and CAD by: W.Hamych
Scale: 1:200000
July 2015

PROJECT #4: ORPHAN GOLD MINE/PROPERTY


ONTARIO
ORPHAN PROPERTY
5KM
GERALDTON
HWY 11


CASTLEWOOD LAKE AREA
FULLERTON LAKE AREA
N
BEAVER GOLD
FOISEY PROPERTY
BEAVER GOLD
ORPHAN GOLD MINE/PROPERTY
SHAFT LOCATION
4213685
4213688
4215919
4213686
4210969
3011563
4241699
4240846
Dilla Lake
4210955
4211215
11078
11073
11072
11077
11074
11071
Thunder Bay
11076
11075
11070
4279200
Kaby Lake
4209052
4209053
RICKABY
4209056
4279199
LAPIERRE
4209007
4209054
Atigogama Lake
4209008
400-meters
UTM Zone 16
5000m grid

Claim dispositions Rickaby, Lapierre Townships, as of April 24, 2015

Location:	Central Ontario, Canada
Claims:	9 patented claims in 1 group
Total Area:	116.9 hectares (300 acres)
Interest:	100%
Royalties:	3%[1]
Report:	Historical NI 43-101 (Apr. 2015) serves as framework for upgrading to current report
Nearby Centers:	Thunder Bay (220 km; pop. 110K), Geraldton (38 km; pop. 3K)
Infrastructure:	Property access via Kinghorn Road to Trans-Canada Hwy 11
Geology:	On-site Orphan Gold Mine main vein traced for 104-meters along strike. 3 sub-parallel veins offer potential drill targets
Property Valuation:	$3M (Independent assessment by Caracle Creek International Consulting Inc., 2015)[2]

Source: 1. Royalties Details: 3% (reducing the total Royalty Interest of the Vendor to 1.5%) by giving to Vendor written notice to that effect, together with a one-time payment of C$1.5M; 2. $1M for past exploration expenditures + $2M in warranted future expenditures

PROJECT #4: ORPHAN GOLD MINE/PROPERTY

Orphan Mine History

- The on-site Orphan Gold Mine is considered to be a past producer of the Beardmore Geraldton gold camp
- Gold production from this camp exceeded 4.1 Moz from 19 mines
- The Orphan Gold Mine produced a total of 2,460 oz gold and 1,558 oz silver from 3,525 tons of ore mined at grade averages of 0.70 oz/t gold and 0.44 oz/t silver during its operation period (1934-1935)[1]

Property Exploration History

- 2 diamond drill campaigns (1987 and 2008) returned encouraging gold intercepts, including values as high as 51.7 g/t gold across 0.18 meters, according to the latest NI 43-101 Technical Report (Apr. 2015)
- Major exploration programs by other stakeholders tying onto our North and Western boundaries


SUBPARALLEL VEIN 3
SUBPARALLEL VEIN 2
SUBPARALLEL VEIN 1
ORPHAN MAIN VEIN
Legend
Granodiorite: Intrusive, locally altered
Intermediate metavolcanics: Andesitic tuffs and flows, locally cherty
Quartz vein/assumed extension
Fault
Drill Hole
Trail
Top of mine rock pile
Mine rock pile
Claim line
Existing trench
Open cut
Shaft

Orphan main vein traced for 104-meters along strike

3 sub-parallel veins offer potential drill targets

Source 1. Ontario Dept of Mines, Vol. 45, Pt.2, 1936. p 50

PROJECT #4: ORPHAN GOLD MINE/PROPERTY

Diamond Drilling Highlights (1987 and 2008)

Year	Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold (oz/short t)	Gold (g/t)
1987	DDH-5	52.12	53.19	1.07	0.250	8.57
1987	DDH-5	59.92	60.96	1.04	0.397	13.61
1987	DDH-13	77.11	78.64	1.52	0.359	12.31
1987	DDH-16	213.66	218.54	4.88	0.110	3.77
1987	Above includes	213.66	214.88	1.22	0.196	6.72
2008	OMV08-1	174.86	175.64	0.78	0.214	7.35
2008	OMV08-1	212.35	212.53	0.18	1.508	51.7
2008	OMV08-2	127.30	127.66	0.36	1.123	38.5
2008	OMV08-2	141.50	142.50	1.00	0.030	1.02
2008	OMV08-3	125.51	127.48	0.97	0.006	0.22
2008	OMV08-4	121.61	122.63	1.02	0.509	17.45
2008	OMV08-5	49.62	50.10	0.48	0.267	9.15
2008	OMV08-8	57.45	58.32	0.87	0.014	0.49

PROJECT #4: ORPHAN GOLD MINE/PROPERTY

Exploration Plan

- 2-year diamond drilling program:
  - Phase 1: 2,000 meters
  - Phase 2: 2,000 meters
  - Phase 3: 2,600 meters (contingent on results of Phase 1 & Phase 2)


Visible gold on quartz at Orphan Gold Mine


Orphan Gold Mine rock dump


Timber braced open cut leading to shaft


Diamond drill program Spring 2008

BUDGET: YEARS 1 AND 2

Beaver Gold is seeking to raise a total of $5.6M to cover the next 2 years of operations.

2-YEAR PROGRAM CONCEPT	YEAR 1	YEAR 2	TOTAL
Exploration: Fieldwork & Admin	$1,800,000	$2,500,000	$4,300,000
Independent Consultants & Technical Reports	$200,000	$100,000	$300,000
Corporate Expenses: Legal, Audit, IPO	$500,000	$500,000	$1,000,000
TOTAL:	$2.5M	$3.1M	$5.6M

INDUSTRY LEADERS IN NEWFOUNDLAND REGION

NEWFOUND GOLD CORP	MARATHON GOLD	LAB	SOKOMAN MINERALS CORP.	EXPLOITS DISCOVERY CORP
TSXV:NFG	TSX:MOZ	TSXV:LAB	TSXV:SIC	CSE:NFLD
Market Cap: $1.0B USD	Market Cap: $576.0M USD	Market Cap: $107.2M USD	Market Cap: $56.5M USD	Market Cap: $35.5M USD
New Found is advancing its Queensway gold project west of Gander, Newfoundland, including a 400,000m drill campaign utilizing 9 drills. Multiple high-grade discoveries have included an interval of 430.2 g/t gold over 5.25m at the Golden Joint Zone.[1]	Marathon's flagship Valentine Gold Project in central Newfoundland will be the largest gold mine in Atlantic Canada when completed, with estimated Proven and Probable Mineral Reserves of 2.05 Moz gold (47.1 Mt at 1.36 g/t gold).[2]	Labrador Gold's Kingsway Project northwest of Gander, Newfoundland, represents examples of visible gold in quartz vein samples that assayed up to 1,065 g/t gold with other other highlights including 185g/t, 66g/t and 38g/t gold.[3]	Sokoman's Moosehead Gold Project in north-central Newfoundland represents high-grade orogenic lode gold. The company's 5 phases of exploration to date have returned results as high as 5.10m at 124.20 g/t gold.[4]	Exploits controls the largest land package in Newfoundland with 7 gold projects that have geological, geochemical and structural settings comparable to New Found Gold's Queensway discovery.[5]

All figures from Jan. 24, 2022

1. https://newfoundgold.ca/corporate/#about; 2. https://marathon-gold.com/valentine-gold-project/; 3. https://labradorgold.com/projects/kingsway-project/; 4. https://sokomanmineralscorp.com/project/flagship-moosehead-gold-project/; 5. https://exploitsdiscovery.com/projects/

INDUSTRY LEADERS IN ONTARIO REGION

Newmont	BARRICK	KIRKLAND LAKE GOLD	PAN AMERICAN SILVER	ALAMOS GOLD INC.
NYSE:NEM	NYSE:GOLD	NYSE:KL	NASDAQ:PAAS	NYSE:AGI
Market Cap: $50.3B USD	Market Cap: $34.7B USD	Market Cap: $10.5B USD	Market Cap: $4.9B USD	Market Cap: $2.8B USD
Newmont's world-class ore bodies underpin the industry's largest gold reserve base: 94.2 Moz gold for 2020. Production guidance for 2021 is 6.5 Moz gold.[1]	Barrick is focused on high-margin, long-life gold & copper assets. They produced a total of 4.8 Moz of gold in 2020 from mining operations in 13 countries.[2]	Kirkland has operations in 2 leading and low-risk mining jurisdictions: Canada and Australia. They produced 1.4 Moz gold in 2020 and are targeting 1.3-1.4 Moz for 2021.[3]	Pan American owns & operates mines in Canada and 4 other countries. In 2020, they produced 522 Koz gold, including 148 Koz from their 2 mines in Ontario, Canada.[4]	Alamos Gold has 3 producing North American mines, 2 of which are in Ontario, Canada. Guidance for 2021 calls for 470-510 Koz of gold production.[5]

All figures from Jan. 24, 2022

1. https://newmont.com/; https://www.newmont.com/operations-and-projects/reserves-and-resources/default.aspx; https://www.newmont.com/investors/news-release/news-details/2020/Newmont-Provides-2021-and-Longer-term-Outlook/default.aspx; 2. https://www.barrick.com/English/about/default.aspx; https://s25.q4cdn.com/322814910/files/doc_downloads/fact_sheet/Barrick_Fact_Sheet_2021.pdf; 3. https://klgold.com/; https://klgold.com/about-us/default.aspx#about; 4. https://www.panamericansilver.com/; https://www.panamericansilver.com/assets/Financial-documents/2020/2020-Annual-Information-Form.pdf; 5. https://alamosgold.com/operations/default.aspx

PROVEN TEAM OF BUSINESS & MINING SECTOR EXPERTS



Sean Zubick
Non-Executive Chairman

Sean Zubick founded Palisade Global Investments in 2013, acquiring natural resource assets while privately financing a re-rating across the portfolio, creating $2B+ in value for shareholders and $700M for Palisade, which now has been renamed Palisades Gold Corp, and is set for late Q1/early Q2 IPO in 2022.

Most notable companies founded include New Found Gold Corp (NASDAQ: NFGC), Nevada King (TSX-V:NKG), and Radio Fuels (CSE:CAKE).

Sean was also the founding Investor in GoldSpot Discoveries (TSX-V: SPOT), the leader in AI for mineral intelligence.

Sean has raised in excess of $250M in support of the Natural Resource sector.

As of 2019 Sean has been involved in several private startups in SaaS, Carbon Capture, BTC Mining, FinTech, and Mental Health. He spends the majority of his time supporting young disruptors and supporting paradigm shifts that will one day be a benefit to humanity.

Sean was a Canadian National Soccer Player who received an athletic scholarship to the UNC Charlotte where he graduated with a Bachelor's in Communications and International Public Relations in 2006.

GOLDSPOT NEWFOUND GOLD CORP



Dr. Scott Jobin-Bevans, PhD, P.Geo
CEO, Chief Geologist & Director

Dr. Jobin-Bevans has been involved in the mineral exploration sector since 1988 with more than 25 years in worldwide mineral exploration and has public company experience as a director, officer and technical advisor.

He is a Co-Founder of Caracle Creek International Consulting where he is currently the Principal Geoscientist. Scott has expertise in project evaluation and in leading multi-million-dollar projects from generative stage through advanced exploration and into development.

He is an advisor and member of the board of directors for a number of public and private companies and held the volunteer position of President (2010-2012) of the Prospectors and Developers Association of Canada.

Caracle Creek

PROVEN TEAM OF BUSINESS & MINING SECTOR EXPERTS



William Hunter
Director



Robin Ross
Independent Director

William Hunter is an Industrial and Renewable Materials Private Equity and C-Suite professional helping to transition companies in an ESG focused environment. His background includes over 20 years as an Industrial and Natural Resources Investment Banker with $20B in overall transactions, significant experience in public capital markets, M&A and restructuring, and tenure on multiple boards.

Mr. Hunter currently serves as Executive Chairman and Interim CEO of Tonogold Resources, Inc. Since 2015 he has also served as the Managing Partner of Hunter Resources, LLC a Strategic and Financial Consulting firm. At Hunter Resources he served as Acting Senior Executive at Conuma Resources and Mission Coal and provided strategic guidance on multiple acquisitions and financings with an aggregate value in excess of $1.0 bn.

From 1991-2015, Hunter worked as an Investment Banker, most recently at Nomura Securities, where he advised Mitsui in their acquisition of a minority interest in the Moatize Coal Mining complex from Vale and Globe Specialty Metals in their $3.1B merger of equals transaction with FerroAtlantica. He previously worked at Teneo Capital, Dahlman Rose and Company, Jeffries and Company, TD Securities, BMO Nesbit Burns, Natwest Markets, and KPMG.

William Hunter received his B.Sc. from DePaul University in Chicago and an MBA with distinction from the Kellstadt School of Business at DePaul University.

Robin Ross is a 45-year veteran in financial services and merchant banking. His corporate finance activities have covered a wide range of industries including resources, oil and gas, technology, finance, beauty, healthcare, cannabis, and manufacturing.

Robin is a founder, co-founder and principal investor of numerous public and private companies. He invests in companies and technologies early in their development, when the combination of capital and strategic assistance will significantly enhance opportunities for success. He was a co-founder of Canada Potash Corporation (CPC) a Toronto based private Canadian company with title to 34 licenses (KP's) representing 1.7 million acres or just over 15% of the most prolific potash belt in the world, the defined 11 million acre "Williston Basin" in south central Saskatchewan Canada. CPC held the third largest land position after Acron, and BHP.

Robin has held management positions at major Canadian investment dealers for over 18 years and is currently a director of companies both public and private. He was a co-founder and president of 180 Degrees Capital Corporation, a Toronto based private merchant bank which specialized in restructuring and turn-around management transactions.

Robin has also been instrumental in syndicating the raising of funds for both private and public companies around the world with combined present day market caps approaching $1billion.

PROVEN TEAM OF BUSINESS & MINING SECTOR EXPERTS



Graham Scott
Treasurer

Graham Scott is VP of Operations at Bonsai Capital Ltd. His responsibilities include managing Bonsai Capital's day-to-day operations. He has been a noteworthy leader in the business management space and provides support to companies' directors and their management teams.

Graham is the VP of Administrative Services for Pasithea Therapeutics Corp (NASDAQ:KTTA) and Durango Gold Corp. He has been praised for his organization and time management skills, which have helped create and grow business across several industries.

Graham's background consists of business management, marketing and organizational behavior. He holds his Canadian securities license with a focus on capital markets.



John Leliever
Consultant

John Leliever is the founder of Signature Resources and is a third generation "Prospector" mineral explorationist with over 40 years' experience in the industry. For the last 12 years he has been directly involved in corporate development of exploration stage private and public companies.

John has been responsible for discoveries resulting in significant property acquisitions, including involvement in the now famous Cote Lake acquired by IAMGOLD and Trelawney Mining in consolidating a portion of the lands and NSRs.

His extensive knowledge of exploration logistics and planning, particularly with remote locations and his corporate background, has been the key to his success.


BEAVER GOLD
Exploring For World-Class Gold Deposits
in Secure Domestic Regions
Beaver Gold Corp.
4 Embarcadero Center Suite 1400
San Francisco, CA 94111
www.beavergold.com

EXHIBIT E

Video Transcript

Beaver Gold Crowdfunding Video Disclaimer

Forward Looking Statements

This video presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the Unites States Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from our expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this video presentation involve significant risks and uncertainties, including those described in the risk factor section of our Form C Offering Statement, that could cause actual results or events to differ materially from our expectations. Most of these factors are outside our control and difficult to predict. We caution you not to place undue reliance upon any forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly or otherwise any updates or revisions to any forward-looking statements to reflect any change in our expectations or change in events, conditions or circumstances on which any such statement is based.

Video Presentation is Not an Offer

This video presentation does not constitute an offer to sell, solicitation of an offer to buy or a recommendation for any of our securities. The content of this video presentation is provided for general information purposes only and is not intended to solicit the purchase of securities or to be used as investment, legal or tax advice. A securities offering by us will only be made pursuant to the Form C Offering Statement that we have filed with the SEC and which is available through the Title III Funds portal. The content of this video presentation is qualified in its entirety by any such offering materials. Prospective investors are urged to consult with their own, investment, legal and tax advisors prior to making any investment in our company.

Not a Direct Investment in Gold

By investing in Beaver Gold, you are investing in a gold mining company which profits from gold discovery. You are not investing directly in gold. Gold mining and the operations of a company are subject to inherent risks, including the risks described in the “Risk Factor” section of Beaver Gold’s Form C filing with the SEC.

Beaver Gold Crowdfunding Video Transcript

Speaker Key:

Narrator	Narrator
SJB	Scott Jobin-Bevans, Chief Executive Officer

00:00

Narrator: Ever thought about investing in gold? The global gold mining market is forecast to grow over 200 billion by 2026. Gold has historically been an inflation hedge and portfolio diversifier.

Beaver Gold is an international gold mining and exploration company you can invest in. Call the number on the screen for more information on how to invest in Beaver Gold.

00:20

SJB: We have four projects which could all have significant gold ounces in them. That gives a better chance for the investor to make a great return.

00:28

Narrator: Beaver Gold is all about advancing under explored properties with potentially high gold values and multiple gold exploration targets. Not often do you see a company like Beaver Gold with direct mining access to such a potentially vast and valuable resource market.

00:43

SJB: Gold mines are harder and harder to find. The demand for gold keeps increasing and yet the supply is not keeping up with that demand.

00:51

Narrator: Investing in gold can be a nice addition to a portfolio and take ownership in Beaver Gold.

EXHIBIT F

Technical Reports on the Orphan Gold Property Ontario, Canada and Brady Property Newfoundland, Canada



NEW VEIN
AKER VEIN
VEIN-2
ORPHAN MAIN VEIN
N
UTM ZONE 16, NAD 83
20-meter grid
Scale 1:1000
0 10 20 30 20 meters
OMV 08-1
OMV 08-2
OMV 08-3
OMV 08-4
OMV 08-5
OMV 08-6
OMV 08-7
OMV 08-8
Legend
Granodiorite: Intrusive, locally altered
Intermediate metavolcanics: Andesitic tuffs and flows, locally cherty
Quartz vein/assumed extension
Fault
Drill Hole
Trail
Top of mine rock pile
Mine rock pile
Claim line
Existing trench
Open Cut
Shaft
Mantis Mineral Corp
Orphan Mine
Geological Plan
Geology, compilation by:
W.Hanych
April 2015
464660 E
464680 E
464700 E
464720 E
464740 E
464760 E
464780 E
464800 E
464820 E
464840 E
464860 E
464880 E
464900 E
464920 E
464940 E
464960 E
5518740 N
5518720 N
5518700 N
5518680 N
5518660 N
5518640 N
5518620 N
5518600 N
5518580 N
5518560 N
5518540 N
5518520 N
5518500 N
5518480 N
5518460 N
5518440 N



Orphan Gold Mine Property

43101 Technical Report

Technical report on the Orphan Mine gold property located in Rickaby Township, District of Thunder Bay, Northwestern, Ontario.

TECHNICAL REPORT

ON

THE ORPHAN MINE PROPERTY

Rickaby Township

DISTRICT OF Thunder Bay, ONTARIO, CANADA

LATITUDE 49°49’04” N   LONGITUDE 87°29’ 16” W

Prepared for

J. Leliever

By

Walter Hanych, P.Geo.

HANYCH GEOLOGICAL CONSULTING LTD.

EFFECTIVE

April 30, 2015

Revisions History

Revisions

Revision-0

Date Issued; April 29, 2015
Prepared by; W. Hanych P.Geo.
Report Status; Draft Report

Revision-1

Date Issued; April 30, 2015
Prepared by; W. Hanych P.Geo.
Reviewed by; W. Hanych and client
Report Status; Final

Table of Contents

List of Figures

List of Tables

1.0 SUMMARY (Item 1)

This Technical Report, effective April 30, 2015, was prepared for Mr. J. Leliever, owner of nine patented mining claims located in northwestern Ontario which host the historic Orphan Mine. Mr. Leliever engaged Mr. W. Hanych, P.Geo to undertake a review of the Orphan Mine Property and prepare a Technical Report in accordance with the guidelines set out in National Instrument 43-101, Companion Policy NI43-101CP and Form 43-101F1. The purpose of this report is to provide Mr. Leliever with a technical report that could be used for filing as required by a regulatory authority and to facilitate a future business transaction, with the consent of the author and providing the report maintains its relevancy.

The Orphan Mine Property is located in Northwestern Ontario, 200-kilometers northeast of the city of Thunder Bay. The property consists of a contiguous block of nine freehold patented mining claims, with surface and mineral rights encompassing 118.63-hectares.

The Orphan Mine, also known in the past as the Dik Dik Mine, is considered to be a historical producer of the Beardmore Geraldton gold camp. During its operating period between 1934 to 1935 a total of 2,460 ounces of gold and 1,558 ounces of silver were extracted from 3,525 tons of ore mined. Despite this status and two diamond drill campaigns, 1987 (3,311-meters) and 2008 (1,312-meters), the property is considered to be an early exploration stage project.

Geologically, the Orphan Mine is situated in the Eastern Wabigoon subprovince of the Archean superior province. The Wabigoon subprovince is a 100-kilometer wide by 900-kilometer long domain of plutonic and supracrustal rocks. The Kaby Lake stock underlays the Orphan Mine area and intrudes into the felsic-intermediate metavolcanics. High grade gold occurs in quartz-carbonate veins in the intrusion and adjacent metavolcanic rocks. The Orphan Main Vein which was exploited in the past, and has been the primary vein of interest is the most significant vein on the property. Two other vein systems that have been identified on the Orphan Mine Property are; the New Vein and the Aker Vein.

The Orphan Main Vein is characterized as anastomosing, lensoidal, subparallel quartz vein set system, which varies in true width from 0.15-meters to 3.7-meters and is hosted within a brittle shear zone trending at 140° that attains widths of up to 7.0-meters. The vein has been traced by diamond drilling, outcrop exposure and trenching along a strike length of 217-meters. Surface grab samples of vein material have been reported to assay up to 394.97 gpt Au.

The last program conducted on the property was in 2008 by Mantis Mineral Corp. A 1,312-meter diamond drill program which generated 334-core samples was completed. The results of this program confirmed the high grade, narrow nature of the Orphan Main vein. The widest drill intercept was 4.45-meters (2.63-meters true width) grading 1.34 gpt Au. The highest grade intercept was 51.70 gpt Au over a drill intercept of 0.18-meters (0.11-meters true width). Since then, no material work has been conducted on the property.

The Author of this report is a qualified person as defined by National Instrument 43-101 and is a member in good standing with the Association of Professional Geoscientists of Ontario and Saskatchewan. Walter Hanych P.Geo. The author has had past experience with Orphan Mine property having been involved as a consultant and qualified person supervising and managing a diamond drill program in 2008, when the property was owned by Mantis Mineral Corp now operating as European Metals Corporation.

A current inspection of the property has not been conducted. The author last visited the property in June of 2008 during the execution of the drill program that was undertaken between April 28 and June 5. No material work has been undertaken on the property since 2008.

The information contained in this report was derived from public domain archival historic sources and private corporate reports and data generated from the exploration program that was conducted in 2008. The data from this program was scrutinized in the past when the author was engaged as consultant and supervised the program and also by the consulting firm of Caracle Creek International Consulting Ltd, which was engaged in implementing and monitoring the QA/QC component of the exploration program. All available plans, sections, drill logs, assay results, zone determination that were generated in the past served as the foundation for this report.

An independent valuation of the property was commissioned by Mr. J. Leliever and was prepared by Caracle Creek International Consulting Ltd which recommended an expenditure of $2,000,000. In consideration of this valuation, after reviewing all available data, the author supports this recommendation and proposes an in part conditional program consisting of up to 3-Phases.

The 3-Phase program would consist of: Phase-1 program of GPS surveying, 3-D modelling and 1,500-meters of NQ diamond drilling estimated to cost $700,000. This phase would be followed by a Phase-2 program of 1,500-meters of NQ diamond drilling estimated to cost $600,000. Should sufficient funding be available Phase-1 and Phase-2 could be incorporated into one phase. Based on favourable results, a Phase-3 program consisting of 2,000-meters of NQ diamond drilling at an estimated cost of $700,000 would be warranted.

2.0 INTRODUCTION (Item 2)

This Technical Report, effective April 30, 2015, was prepared for Mr. John Leliever, who is the sole current registered owner of nine patented claims which host the Orphan Gold mine. Mr. W. Hanych, P.Geo was retained by Mr. Leliever to undertake a review of the Orphan Mine Property and prepare a Technical Report in accordance with the guidelines set out in National Instrument 43-101, Companion Policy NI43-101CP and Form 43-101F1. The report is intended to provide Mr. Leliever with a technical document which could be used for filing as required by a regulatory authority and to facilitate a future business transaction, with the consent of the author and providing the report maintains its relevancy.

The Orphan Gold Mine, which was serviced by an 80-meter deep shaft and developed on two levels; 45-meter depth (150L) and 75-meter depth (275L), achieved limited production from 1934 to 1935 of 2,460 ounces of gold and 1,558 pounces of silver.

Although the Orphan Mine achieved limited production and has had 4,623-meters of diamond drilling performed on it, the mine/property remains an early stage exploration project. Very limited diamond drilling has taken place down plunge of the mineralized zones below 100-meter vertical depth, and within a zone of up to 50-meters west of the U/G workings no drilling below 75-meter vertical depth has taken place. Beyond the patented claim of the mine workings, the southeast strike extension of the Orphan Main vein offers further exploration potential.

This technical report constitutes a compilation of data and information reviewed and extracted from private documents and public domain documents archived with the Ministry of Northern Development Mines and Forestry, Ontario, Canada. The purpose of this report is to document the geology, gold mineralization, historical mineralized gold zones and exploration potential of the Orphan Gold Mine property, located in Rickaby Township, Thunder Bay Mining Division. This report focuses on the mine's 'historically' defined mineralized zones as defined by past work which included; underground workings, surface trenches and diamond drilling.

Various units of measure have been employed in the past. Early historical reports and documents refer to the Imperial system; from the 1980s both the Imperial and the SI metric system of measures were used, sometimes resulting in confusion when the applied system was not declared. In this report, units of measure adhere to the SI metric system and where appropriate Imperial equivalents are given in bracketed form. Occasionally, to preserve originally reported data in the Imperial system, this form is used and noted. Monetary values are expressed in Canadian currency.

The most recent site visit was conducted in the spring of 2008, when the author of this report managed and supervised the diamond drill program for Mantis Minerals Corp. Since then, no material work has been conducted on the property and because of the author's familiarity with the property it is the author's opinion that a current personal inspection of the property is not warranted.

The author of this report assert that the conclusions and recommendations pertaining to the Orphan Mine property are suitable and applicable in the context that the property has historically defined and exploited gold mineralized zones and has not been thoroughly evaluated by diamond drilling along strike and down plunge of these zones.

3.0 RELIANCE ON OTHER EXPERTS (Item 3)

This technical report contains information from private sources, government documents, company reports, public domain documents and other technical reports. These reports may not have been written by Qualified Persons as defined by NI 43-101. The information contained within the various reports has been reviewed by the author and appear to be of genuine and sound quality; there do not appear to be significant discrepancies in the information. The reports were prepared according to standards that were deemed acceptable by the exploration industry and government agencies at the time.

Data derived from the 1987 drill campaign undertaken by Canadian Gold Resources/Kidd Resources has survived in the form of drill logs and surface diamond drill plans. Assay results for gold and silver which are recorded on the drill logs do not have associated certificates. The author cannot guarantee the accuracy of this work, however, there does not appear to be any promotional or misleading intent. There is no reason to doubt the authenticity of this data as it was compiled by competent geological personnel.

The 2008 drill campaign which was undertaken by Mantis Mineral Corp was supervised and managed by the author of this report. Reports, drill logs, maps and sections resulting from this campaign, although not necessarily generated by management, were produced under supervision of a qualified person to current industry standards. In-conjunction with this program, an independent QA/QC program for the analytical component was tailored and monitored by Caracle Creek International Consulting Ltd.

An independent valuation of the property was commissioned by Mr. J. Leliever and was prepared and submitted April 10, 2015, by Mr.S.Jobin-Bevans, P.Geo, of Caracle Creek International Consulting Ltd. The recommended expenditure of $2,000,000 cited in this valuation was taken into consideration by the author for tabling a work program. After having reviewed all available data on the property the author determined that a 3-phase program, in part conditional upon results generated, would be in line with above recommended expenditure.

To the extent that information, data and opinions generated and expressed by other consultants and experts has been relied upon, it is the opinion of the author that there is no reason to doubt their veracity.



Figure 1: Open cut along Orphan Main Vein, terminating at shaft collar (background portion of image).

4.0 PROPERTY DESCRIPTION (Item 4)

4.1 Location

The Orphan Mine Property is located in Northwestern Ontario, 200-kilometers northeast of the city of Thunder Bay in Rickaby Township. The closest community with a resident population of 3,000 with an established infrastructure is Geraldton, situated 38-kilometers east, immediately north of Highway 11. The mine's shaft is located approximately at geographic co-ordinate 49.°49'.04" north latitude, 87°29'.16" west longitude near the eastern boundary of claim

TB 1107. Referenced to the UTM system the project lies in Zone 16U at co-ordinate 464917 meters east, 5518689 meters north. See figure 2.


HUDSON BAY
JAMES BAY
ONTARIO
MANITOBA
QUEBEC
RED LAKE
PICKLE LAKE
ORPHAN GOLD MINE PROPERTY
SIOUX LOOKOUT
Lake Nipigon
GERALDTON
HEARST
KENORA
DRYDEN
BEARDMORE
COCHRANE
TIMMINS
KIRKLAND LAKE
THUNDER BAY
UNITED STATES
Lake Superior
WAWA
SAUT STE MARIE
SUDBURY
NORTH BAY
OTTAWA
Georgian Bay
UNITED STATES
Lake Huron
COLLINGWOOD
TORONTO
Lake Ontario
UNITED STATES
Lake Michigan
WINDSOR
Lake Erie
200 KILOMETERS
BASE IMAGE GEOLOGY.COM
Copyright 2006 Geology.com

Figure 2: Property Location Map.

4.2 Mineral Tenure

The Orphan Mine property consists of a contiguous block of nine freehold patented mining claims, with surface and mineral rights, 100% owned by Mr. J. Leliever. The patented claim fabric comprises an area of 118.63-hectares.

Mining patents, unless stated otherwise, typically confer in the patentee all of the provincial Crown's title to the subject lands and to all mines and minerals relating to such lands. Patented lands are exempt from assessment obligations but are subject to annual mining land tax levied by the Crown.

Surface rights to patented claims are titled to the land holding as defined by the Ontario Mining Act:

90. *(1)Every patent of Crown lands that purports to be issued under this Act, unless it is otherwise expressly stated, vests in the patentee of the estate thereby granted all title of the Crown in such lands and all mines and minerals therein. R.S.O. 1990, c. M.14, s. 90 (1).*

As of the effective date of this report, to the extent that can be determined, there are no surface dispositions impeding or hindering mineral exploration of the area encompassed by the Orphan Mine property.

The patented claims are registered with the Mining Recorder's Office, Ministry of Northern Development and Mines, Thunder Mining Division on claim map G10161. The map can be viewed on the Ontario Government website at www.gov.on.ca/mndm/mines/lands.

No effort has been made by the author of this report to research property title beyond that which is recorded with the Mining Recorder's Office and documents provided Mr. Leliever.

Orphan Claim Data					
Claim Number	**Township**	**Units**	**Type**	**Due Date**	**Hectares**
TB 11070	Rickaby	1	patent	not applicable	15.26
TB 11071	Rickaby	1	patent	not applicable	15.14
TB 11072	Rickaby	1	patent	not applicable	12.46
TB 11073	Rickaby	1	patent	not applicable	11.13
TB 11074	Rickaby	1	patent	not applicable	13.03
TB 11075	Rickaby	1	patent	not applicable	11.66
TB 11076	Rickaby	1	patent	not applicable	12.63
TB 11077	Rickaby	1	patent	not applicable	14.53
TB 11078	Rickaby	1	patent	not applicable	12.79
Total		**23**			**118.63**

Table 1: Orphan Mine Claim Data.


4213685
4213688
4215919
CASTLEWOOD LAKE AREA
FULLERTON LAKE AREA
N
4213686
4210969
3011563
4241699
4240846
ORPHAN GOLD
MINE/PROJECT
4210955
4211215
3011564
Thunder Bay
SHAFT LOCATION
4279200
4209052
4209053
RICKABY
4209056
4279199
LAPIERRE
4209007
4209054
4209008
400-meters
Claim dispositions Rickaby, Lapierre
Townships, as of April 24, 2015

Figure 3: Claim dispositions. Source, MNDM website; http://www.mndm.gov.on.ca/en/mines-and-minerals/applications.

4.3 Stakeholders and Interested Parties

Besides Mr. LelieVer and the Ontario government (Ontario Ministry of Northern Development and Mines - MNDM, and Ministry of Natural Resources – MNR), other stakeholders that may have authority of some nature include, Biinjitiwaabik Zaaging Anishinaabek First Nation. Ontario recognizes Aboriginal and treaty rights in the Ontario Mining Act, which in part affirms the duty to consult before exploration and the commencement of an activity requiring exploration plans and exploration permits. Notwithstanding that patented lands are exempt from the plan/permit requirements, proponents contemplating exploring on patented lands are urged to engage with First Nations in the consultative process to ensure continued

free access.

As of the effective date of this report the author is not aware of any current or pending consultative process engaging the Biinjitiwaabik Zaaging Anishinaabek First Nation.

4.4 Alienations

As of the effective date of this report there are no known alienations affecting exploration of the Orphan Mine property.

4.5 Environment

As of the effective date of this report there are no known environmental restrictions affecting exploration of the Orphan Mine property.

4.6 Permitting

The Ontario Mining Act now requires exploration/mining proponents to submit exploration plans and permits to the Ministry of Northern Development and Mines. Schedules 2 and 3 of O. Reg. 308/12 define exploration plan/permit conditions. The Regulations are subject to Crown land. Patented claims are not affected by the legislation.

Permitting for stream crossings, lakeside and on ice drilling in Ontario require Ministry of Natural Resources' approval.

4.6 Other Relevant Factors

To the author's knowledge, there are no additional factors that could affect access or the right to conduct work on the Property.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY (Item 5)

5.1 Access

Access to the project site is gained by motor vehicle from Highway 11 and its intersection with the King Horn Road. The King Horn Road is a major timber haul road and exploration access road located 7.2-kilometers east of the village of Jellicoe. The Orphan Mine property is situated 23.0-kilometers along this road where it skirts the north shore of Atigogama Lake. The shaft and narrow open cut is located 200-meters north of the road.

5.2 Climate

The climate is typical of mid-northern Canada between latitudes 53°N and 57°N; cold dry

winters and warm summers with occasional hot days. The average mean temperatures for these latitudes specifically for the Geraldton area for the coldest month, January, is -19.9^{o}C, while the average mean temperature for the hottest month, July, is 16.9^{o}C. Extreme maximum and minimum recorded temperatures were 37°C in June and - 50.2^{o}C in January.

The average annual precipitation for the area is about 760-mm. The month of July receives the most rainfall at 111.7-mm, while typically, November receives the most snowfall averaging 48.8-cm. Median snow depth between November and April is 176-cm, in general, snowfall commences in October and ends in April[1].

Exploration on the Orphan Mine property can be undertaken throughout the year. Freeze-up conditions would make it more practical to undertake drilling on swampy low lying ground.

5.3 Local Resources and Infrastructure

There is no on-site infrastructure. The property does host an underground sub-structure that includes an 80-meter shaft with levels at 45 and 75-meter depths. Approximately, 202-meters of drifts and cross-cuts were developed to access and exploit the deposit.

The closest community providing accommodations is Jellico situated southwest of the property involving 30-km of travel. The town of Geraldton located east of the property on Highway 11 involves 67-km of travel. Historically and currently, Geraldton developed and maintained an infrastructure supporting mining and exploration in the Geraldton-Beardmore gold camp. Today, with a population of over 3,000 the town continues to act as the service hub for these industries.

[1] Climate data was derived from Environment Canada's weather statistics for the Geraldton, Ontario, for the years of record 1971 to 2000.


11/27/2011
ORPHAN MINE PROPERTY
KING HORN ROAD
TOWN OF GERALDTON
RAIL LINE
HIGHWAY 11
VILLAGE OF JELLICO
11.1 km
Image © 2015 DigitalGlobe
© 2015 Google
© 2015 Cnes/Spot Image
Google earth
Imagery Date: 4/12/2012 49°45'16.33" N 87°14'12.06" W elev 362 m eye alt 48.01 km

Figure 4: Infrastructure relative to Orphan Mine property. Imagery from Google Earth.

5.4 Physiography

The vegetation is typical of a Boreal forest; spruce, jack pine, birch and poplar are the most common trees. Alders occupy swampy and poorly drained areas. In the immediate area of the Orphan Mine drainage is southward into Atigogama Lake, while the overall drainage is northerly into the Arctic watershed.

The Orphan Mine property is located north of Atigogama Lake, with shaft collar situated approximately 230-meters north of the lake shore on a height of land. Dilla Lake is situated at the northwest of the property at the northwest corner of claim TB 11078.

Topographic relief in the area is low and gradual not exceeding 20-meters. The height of land within the property is at an elevation of 350-meters amsl, while Atigogama Lake is at elevation of about 330-meters amsl.

Overburden of silty-sands blankets much of the Orphan Mine area averaging 2.2-meters

in depth. The thickest overburden encountered in drilling is east of the eastern boundary of the patented claims where past drilling targeting the Orphan Main vein encountered overburden to depths of 7.3-meters.


11/27/2011
PATENTED CLAIM PROPERTY
BOUNDARY, APPROXIMATE
DILLA
LAKE
ORPHAN
MINE
GRAVEL ROAD
KING HORN
ROAD
ATIGOGAMA LAKE
© 2015 Google
© 2015 Cnes/Spot Image
1349 m
2005
49°49'22.63" N 87°28'43.28" W elev 333 m eye alt 6.18 km
Google earth

Figure 5: Physiography and Access.

6.0 HISTORY (Item 6)

6.1 Introduction

The Orphan Mine, also known in the past as the Dik Dik Mine, is considered to be a historical producer of the Beardmore Geraldton gold camp. During its operating period between 1934 to 1935 a total of 2,460 ounces of gold and 1,558 ounces of silver were extracted from 3,525 tons of ore mined, resulting in grade averages of 0.70 ounces per ton gold and 0.44 ounces per ton silver.

The mine was developed on two levels, the 150-level (45-meters) and 250-level (75-meters) which were accessed by an 80-meter (262 feet) deep shaft. Lateral workings of cross-cuts and drifts tolled 202-meters (663-feet).



Figure 6: Timber braced open cut along Orphan Main Vein leading to shaft.

6.2 Chronological History

1933

June 9th, gold discovered by T. Johnson and in September claims optioned to Dikdik Exploration Co. Ltd. of Montreal, PQ. Log cabins erected to accommodate 15-men.

1933-1934

In April, a two compartment shaft begun at terminus of open cut. Ultimately attained 160-foot depth and 150-foot level established. At this time, the vein was described as practically vertical and averaged 2.0 to 2.5-feet in width at contact between granite and greenstone. Work was

undertaken by Dik Dik Mine group.

1934

Twenty five pounds of ore was shipped to Canada Department of Mines, Mines Branch, Testing and Research Laboratories. Details of test performed on sample recorded in report titled "*Ore Dressing and Metallurgical Investigation No.560*" . Six tests performed to determine best process for recovering precious metals with the following conclusions:

> *"Tests by barrel amalgamation on the ore would indicate that at least 75 percent of the gold is in the free-state and under ideal conditions could be recovered by amalgamation[2].*
>
> *Cyanidation does not appear to offer serious difficulties. The consumptions of cyanide and lime are within reasonable limits.*
>
> *Floatation tests on both amalgamation tailing and raw ore show a high concentration of gold.*
>
> *The cyanidation tests indicate a possible recovery of over 97 percent of the gold and over 77 percent of the silver. The tests would indicate that better extractions are possible at 24-hour agitation than at 48-hour."*

1934-1935

Shaft deepened to 265-feet and 250-foot level established. Underground development included 176.17-meters of drifting and 25.91-meters of cross-cutting. 20-ton per day mill installed. Two small stopes established. Total production for period was 3,525-tons. Orphan Gold Mining Corporation takes over the property.

Orphan Mine Production

Year	Ore Milled Tons	Au Recovered OZ	Ag Recovered OZ	Au Grade	Ag Grade	Au/Ag Ratio
1934	230	1082	644	4.70	2.80	1.68
1935	3295	1378	914	0.42	0.27	1.55
Totals	3525	2460	1558	0.70	0.44	1.59

Reference: Ontario Dept of Mines, Vol. 45, Pt.2, 1936. p 50.

Table 2: Orphan Mine Production Record.

[2] Amalgamation is a concentration process mostly employed by small scale miners. Precious metals, particularly coarse grained will bond to mercury resulting in an amalgam from which the metal is recovered by retorting the mercury where distillation occurs at low temperatures. Precious metals associated with sulphides do not amalgamate resulting in low recoveries that may range from 20 to 60%. The process is considered an environmental and occupational hazard and is not widely employed in larger scale operations.

1935
Smelter Gold Mines undertook stripping, trenching, diamond drilling and sampling programs to the east of the Orphan shaft in response to underground activity by the Dik Dik Mine group. Eastern extension of Orphan vein was discovered and a 10.5-meter deep shaft was sunk on a vein which came to be known as the Koch-Daneff vein. New Vein and Aker vein discovered 135-meters northeast of Orphan shaft.

1936
Sarmac Gold Mining Operations Ltd. takes control over operations and commences rehabilitation of underground.

1937
Underground de-watered but operations suspended. Claims registered under patented title.

1940-1981
Various individuals of Crabbie family lineage hold title, ultimately transferred patents to Canadian Gold Resources Inc. W.F. Morrison, P. Eng, sampled rock dump, obtained values ranging from 0.012 to 0.358 opt Au. Two pits grab samples returned assays of 0.723 opt and 0.656 opt Au.

1981
Several trenches/pits to northwest of the shaft and open cut along strike of the mineralized shear, within granodiorite were sampled by Mr. W.F. Morrison, P.Eng along a 165-meter distance. The samples ranged from 0.412 to 12.27 gpt Au. Note: this work was reported by Mr. W.G. Hainsworth, P.Eng is his 1984 evaluation of the property, see below.

1981-1984

Four separate excursion to the Orphan mine by geologists from the Thunder Bay Resident Geologists Office (MNDM) culminated the collection of 15 –grab samples. From the 1981 visit, two samples collected from the waste rock dumps returned values of 124.11 gpt Au and 88.46 gpt Ag; 198.17 gpt Au and 100.80 gpt Ag.

1984
Kidd Resources Ltd. acquired patents.

1984
Kidd Resources retained Mr. W.G. Hainsworth, PEng to evaluate potential of property. His review which included the work history of the claims, regional geology, property geology and mineralization included an estimate of the total amount of material extracted from the mine at 5,126 unsorted tonnes with an estimated grade of 14.95 gpt Au and 9.46 gpt Ag.

Strip samples were collected by him from the surface dumps near the open cut with returned the following results:

Small north dump estimated to contain 590 tonnes, 4-samples representing 38-meter strip (4-strips 4, 9, 10 and 10-meters long, northeast-southwest directions across dump) returned weighted grade of 0.035 gpt Au and 0.343 gpt Ag.

Larger south dump estimated to contain 2,540 tonnes, 3-samples representing 30-meter strip (3-strips 9, 10 and 11-meters long northeast-southwest direction across dump) returned weighted grade of 2.98 gpt Au and 1.65 gpt Ag.

Mr. Hainsworth located the pits/trenches sampled by Mr, Morrison in 1981 northwest of the shaft but could not find the two pits southeast of the shaft where grab samples 22.49 and 24.79 gpt Au were obtained by Mr. Morrison.

Mr. Hainsworth's recommendations were; a phase-1 drill program of 1,069-meters targeting the immediate area of the mine and its strike extensions, and a phase-2 program of 1,829-meters of diamond drilling pending the results of phase-1.

1986

Kidd Resources Ltd. undertook ground VLF-MAG survey over the patents. Results of this survey were inconclusive in defining mineralized vein.

1986-1987

Canadian Gold Resource Ltd drilled 25-holes totaling 3,311-meters. 16-holes were drilled in the vicinity of the mine and 9-holes were drilled on the claim immediately east of the patents. The results of this drilling are tabled below.

1986-1987 Diamond Drill Hole Summary

Drill hole ID	ZONE / TARGET	Section Mine grid	From meters	To meters	Drill Intercept meters	Au Grade gpt
CGR-3	Orphan Vein	29975E	250L break in at 83.4m			nsv
			77.29	78.46	1.17	1.10
CGR-4	Orphan Vein	29975E	stopped short			
CGR-5	Orphan Branch	29925E	47.09	53.19	6.10	8.76
	Orphan Vein		59.92	62.05	2.13	7.93
includes			59.92	60.96	1.04	13.61
CGR-6	Orphan Vein	29925E	40.84	42.06	1.22	nsv
CGR-7	Orphan Vein	29900E	26.67	31.09	4.42	nsv
CGR-8	Orphan Vein	29900E	13.26	13.28	0.02	nsv
CGR-9	Vein 2	30050E	31.09	32.92	1.83	2.07
	Orphan Vein		67.06	67.67	0.61	0.14
CGR 10	Vein 2	30050E	63.09	67.06	3.97	0.10
	Orphan Vein		91.74	92.05	0.31	n/a
CGR 11	Orphan vein	30000E	102.41	103.02	0.61	1.03

1986-1987 Diamond Drill Hole Summary						
Drill hole ID	**ZONE / TARGET**	**Section Mine grid**	**From meters**	**To meters**	**Drill Intercept meters**	**Au Grade gpt**
CGR 12	Vein 2	30000E	60.66	67.06	6.40	n/a
	Orphan Vein		stopped short			
CGR 13	Vein 2	30000E	77.11	78.64	1.52	12.38
	Orphan Vein		stopped short			
CGR 14	Vein 2	29975E	37.19	37.49	0.30	0.45
	Orphan Vein		106.7	107.9	1.20	2.67
CGR 15	Vein 2	29975E	40.01	40.54	0.53	0.07
	Orphan Vein		156.06	157.58	1.52	3.09
CGR 16	Vein 2	29975E	49.78	50.75	0.97	0.07
	Orphan Vein		213.66	218.54	4.88	3.79
	includes		213.66	214.88	1.22	6.72
CGR 17	Orphan Vein	30025E	53.34	55.17	1.83	n/a
CGR 18	Orphan Vein	30025E	118.21	119.21	1.00	n/a
CGR 19	Orphan Vein	29925E	81.84	82.75	0.91	n/a
CGR 20	Orphan Vein	29925E	106.38	111.86	5.48	n/a
CGR 21	Vein 2	29975E	79.55	82.60	3.05	0.10
	Orphan Vein		332.80	333.40	0.60	0.10
MGB 22	Orphan Vein	30075E	74.52	74.83	0.30	nsv
MGB 23	Orphan Vein	30075E	127.41	130.91	3.50	2.56
	includes		130.00	130.91	0.91	3.94
MGB 24	Orphan Vein	30075E	stopped short at 235.92m			
MGB 25	Orphan Vein	30050E	106.98	107.44	0.46	<0.07

nsv = no significant value, n/a = not available
The average dip of the above holes is 65°. The Orphan Main vein has a vertical to subvertical dip. Therefore, the above drill intercepts should be reduced by an average of 57% to attain true width.

Table 3: 1986-1987 Diamond Drill Hole Summary.

1992

Ministry of Northern Development and Mines identifies the Orphan Mine as an abandoned mine and lists property in its Abandoned Mines Information System (AMIS) as ID02965.

1997

Adjacent claim holders (east of the Ophan Mine property) completed a stripping program along and adjacent to the eastern claim boundary of patented claim TB 11701. This program exposed the Koch-Daneff vein which has been interpreted to be the eastern extension of the Orphan Main vein, and the New Vein and Aker Vein system, located 130-meters northeast of the Orphan shaft.

2006

Avenue Financial Corporation acquired mineral rights patents and staked claims.

Caracle Creek International performed a site visit of property on September 23. Four samples were collected from the waste dump and trenches. Samples yielded results ranging from 0.11 to 1.69 gpt Au and from trace to 4.00 gpt Ag.

2007

Avenue Financial Corporation re-organized to Mantis Mineral Corp and Caracle Creek International Consulting Ltd retained to draft 43-101 compliant technical report of the property.

2008

Mantis Mineral Corp secured surface rights title to patented claims.

Company commissioned JVX Ltd to undertake an IP survey of property, which was completed in February and a report was issued in April titled “Spectral IP/Resistivity and Magnetic Surveys, Orphan Mine Project, Ontario, Mantis Explorations Inc.

The results of the total magnetic intensity compiled in plan overtop of the known bedrock were inconclusive.

Two IP chargeability anomalies were identified. IP1 located on line 2+00N, 150-meters northwest of the shaft displayed weak to moderate response and correlated with bedrock and prospecting history. The other IP anomaly on line 400N, 135-meters north of the shaft displayed high resistivity and high chargeability at N=1 (shallow depth) which was interpreted to correlate with the ‘New Vein’ and ‘Aker Vein’.

In April Mantis retained Norquest Diamond Drilling and completes a 1,312-meter BWT drill program. 334-core samples submitted to ALS Lab in Thunder Bay for Au and 41-multi-element analysis.

2009 -2014

Mantis Minerals Corp undergoes corporate re-structuring and re-branding adopting the name of European Metals Corp in 2014.

2014

Property reverts to Mr. J. Lelievers under agreeable terms between Mr. Leliever and European Metals Corp. W. Hanych, P.Geo retained to produce a 43-101 report of the property.

2015

Caracle Creek International Consulting Ltd. retained by J.Leliever to produce an independent valuation report of the Oprhan Mine property.



Figure 7: Rock dump at Orphan Mine. Southeast of shaft.

7.1 Regional Geology

Geologically, the Orphan Mine is situated in the Eastern Wabigoon subprovince of the Archean superior province. The Wabigoon subprovince is a 100-kilometer wide by 900-kilometer long domain of plutonic and supracrustal rocks. It is bounded to the south with metasediments of the Quetico subprovince, in a complex tectonic relationship defined by the Paint Lake deformation zone. Included within the Eastern Wabigoon is the Onaman-Tashota greenstone belt which in part was historically referred to as the Beardmore-Geraldton gold camp. Gold production from this camp has exceeded 4.1-million ounces from 19-mines.

In the recent past (2003-2009) the camp experienced intense gold exploration activity. During this period eleven companies of which the following; Mantis Exploration, Kodiak Exploration, Sage Gold, Ontex Resources, St. Andrews Goldfields, and Alto Ventures conducted important exploration programs. The most significant of these were the discoveries made by Kodiak Explorations Ltd. on its Hercules property. Kodiak Exploration changed its name to Prodigy Gold Incorporated in 2010 and was subsequently acquired by Argonaut Gold Inc in 2012. Hence forth, reference to the Hercules property will be by its name only.

Three intrusive granodiorite-trondhejemtie bodies, the Elmhirst Lake pluton, 49 km^2, the Kaby Lake stock, 39 km^2 and the Coyle Lake stock, 30 km^2, host significant gold occurrences along their southeastern contacts. The Orphan Mine property and the Hercules property occur at these contacts in two separate, but geologically similar intrusions, separated by 9 km.

The Hercules property encompasses a large area of Elmhirst Lake pluton. Most of the exploration has been focused on two discoveries, the Golden Mile and the Yellow Brick Road. The discoveries are spatially associated with each other in two subparallel shear structures, 4-kilometers and 2-kilometers long, separated by 800-meters and occurring at the southeastern margins of the intrusion. The Golden Mile zone is reported to extend for 4-kilometers and was the focus of most of the drilling. This zone was evaluated along a 1-kilometer strike length. The Yellow Brick road zone was drill tested along a 1.7-kilometer strike length.

High grade gold occurs in quartz-carbonate veins in the intrusion and adjacent metavolcanic rocks. The veins at the Hercules property have been described as multi-phase and stockworks, yielding bonanza grade values associated with spectacular visible gold.

The Orphan Mine property covers 1.4 km^2 of the 39 km^2 Kaby Lake stock within the southeast sector of the stock. The Orphan Mine vein/shear occurs in a contact embayment of the Kaby Lake intrusive with surrounding metavolcanics at the southeast margin of the stock. In this respect, a remarkable geo-spatial association exists of the gold mineralization between the Kaby Lake stock with Elmhirst Lake pluton. In both instances, the east-southeast region of the intrusions host northwest-southeast trending, shear-brittle deformation structures containing gold (figure 8).


430000
440000
450000
460000
470000
5530000
5520000
5510000
Crooked Green pluton
Northwind pluton
Kaby stock
Elmhirst pluton
Coyle Lake stock
Hercules Project
Yellow Brick Road
Golden Mile
European Metals Corp
Foisey Vein System
Orphan Main Vein
Orphan Mine
MEADER TP.
PIFHER TP.
ELMHIRST TP.
RICKABY TP.
LAPIERRE TP.
HIPEL TP.
SANDRA TP.
IRWIN TP.
WALTERS TP.
LEDUC TP.
LEGAULT TP.
COLTER TP.
SUMMERS TP.
McCOMBER TP.
VINCENT TP.
Au,Ag,Cu,
Zn,Pb
Ag,Cu,Zn
Cu,Pd,Ni
Cu,Zn
Ag,Zn,Pb
Au,Cu
Au,Fe
Au,Ag
UTM Zone 16 NAD 83
10000m grid
Scale 1:100000
5000m
0
5
10 km
Geology
Mafic intrusive gabbros (Mesoproterozoic 1.0-1.6 Ga - Keweenawan age)
Granite-granodiorite (Neo- to Mesoarchean 2.5-3.2 Ga)
Diorite-monzonite-granodiorite (Neo- to Mesoarchean 2680-2700 Ma)
Foliated tonalite suite (Neo- to Mesoarchean 2.5-3.2 Ga)
Gneissic tonalite suite (Neo- to Mesoarchean 2.5-3.2 Ga)
Gabbro mafic intrusive suite (Neo- to Mesoarchean 2.5-3.2 Ga)
Mixed clastic sedimentary rocks (Neo- to Mesoarchean 2.5-3.2 Ga)
Felsic and intermediate volcanic rocks (Neo- to Mesoarchean 2.5-3.2 Ga)
Mafic volcanic rocks (Neo- to Mesoarchean 2.5-3.2 Ga)
Symbols
Lake
River
Road
Railroad
Township boundary
UTM grid
Fault
Syncline
Auriferous quartz vein structure, defined and interpreted
Iron formation
Diabase dike
Mineral occurrence
Ag - Silver
Au - Gold
Cu - Copper
Mo - Molybdenum
Ni - Nickel
Mine shaft
ORPHAN MINE
Regional Map
Geologiy and Mineral Occurrences
Rickaby Township Area
Compilation and CAD by:
W.Hanych et.al.
April 2015

Figure 8: Regional Compilation Map

7.0 GEOLOGICAL SETTING and MINERALIZATION (Item 7)

7.2 Property Geology

The Kaby Lake stock underlays the Orphan Mine area and intrudes into the felsic-intermediate metavolcanic portion of the Tashota-Onaman Belt forming a sharp undulating contact. Metavolcanics on the property include andesite, andesitic tuff, andesitic crystal tuff, plagioclase-phyric andesite, lapilli tuff and mafic volcanic. These metavolcanics are dark green-grey in colour and display mainly chlorite, epidote and carbonate alteration. As Mackasey and Wallace (1978) describe, the Kaby Lake stock is a “massive to light grey granodiorite to trondhjemite with local occurrences of granite and quartz monzonite.” These lithologies as observed on the Orphan Mine Property, host quartz veining, alterations of chlorite, sericite, calcite and pyrite mineralization.

Shear zones within the property appear to be much later than the granites, as Bruce (1936) reasons, “since the contact seems to be slightly offset and the granite is somewhat gneissoid along the vein”[3].

The quartz vein on the Orphan Mine Property is white and fine grained, displaying mineralization in decreasing order: pyrite, chalcopyrite, sphalerite, galena and sparse visible gold.

7.3 Mineralization

7.3.1 Introduction

The Orphan Main Vein which was exploited in the past, and has been the primary vein of interest is the most significant vein on the property. Two other vein systems that have been identified on the Orphan Mine Property are; the New Vein and the Aker Vein.

7.3.2 Orphan Main Vein (Dik Dik Vein)

The Orphan Main Vein is characterized as anastomosing, lensoidal, subparallel quartz vein set system, which varies in true width from 0.15-meters to 3.7-meters and is hosted within a brittle shear zone trending at 140° that attains widths of up to 7.0-meters. The vein has been traced along a strike length of 217-metres, and feathers out to the northwest. Kinematic indicators of shear reveal left lateral displacement.

High gold values occur in the presence of molybdenum, chalcopyrite ± sphalerite within a broader alteration halo up to 7-meters in width, containing 1-5% disseminated, stringer and clustered pyrite. A grab sample of vein material from a trench 36-meters northwest of the shaft,

[3] 1936, Ontario Department of Mines, Volume 45, Part II, p 51.

is reported to have assayed 394.97 gpt Au (Canadian Gold Resources 1987). Grab samples from the rock dumps returned values of 124.11 gpt Au and 88.46 gpt Ag; 198.17 gpt Au and 100.80 Ag (OGS 1981).

In decreasing order, mineralization present is: pyrite, chalcopyrite, sphalerite, galena and sparse visible gold. Gold grains of up to 300 µm in size have been observed in drill core, but more commonly when present are <100 µm in size. Gold grains typically exhibit a pale yellow colour and this is due to the high presence of silver resulting in an alloy which effectively can be called electrum[4] (Mackasey 1978).

Ore samples examined by the Ore Dressing and Metallurgical Laboratories of the Ontario Department of Mines in 1936 revealed that the gangue mineral present is light grey to white translucent quartz, hosting metallic minerals of pyrite, sphalerite, arsenopyrite, chalcopyrite, galena, tetrahedrite and native gold. Pyrite is the most abundant mineral while arsenopyrite and tetrahedrite are rare. Gold is late in the paragenetic sequence commonly veining pyrite.[5]

The vein has been traced by diamond drilling, outcrop exposure and trenching along a strike length of 217-meters. Approximately 44-meters of this strike length, at its southeast end, is contained within meta-volcanics. Historical reports cite that the greatest extent of mining occurred on the 275 L, along a 119-meter length, almost entirely in granodiorite. This interval is bracketed by drill holes CGR87-9 and 10 at the southeast end and CGR5 and 6 at the northwest end. Approximately 88-meters northwest of the Orphan shaft, a late northeast striking sinstral fault appears to have displaced the vein 7-meters in a left lateral sense.

In general, the vein maintains a near vertical dip, however sub-vertical southwards dips and reverse dips do occur along its strike and at depth. Cross-sectional interpretations indicate that the Orphan Main Vein in-conjunction with the sub-parallel Vein-2 form a ladder vein system occasionally bridged by sigmoidal flat cross veins.

Surface and inter-level projections of mineralized zones in longitudinal section from level plan drawings[6] reveal four zones (A, B, C and D) with a steep eastward plunge. This zonal definition is loosely supported by diamond drill pierce points. Higher density drilling would be required to fully confirm this trend.

[4] Electrum is an alloy of gold and silver as is applied to gold containing 20 percent or more silver.
[5] 1936, Ontario Department of Mines, Volume 45, Part II, p 51.
[6] 1978, Ontario Geological Survey Report 168, p.70.



Figure 9: Orphan Main vein in northwest wall of shaft. White bar highlights vein true width at approximately 0.40-meters near surface. Note vertical dip of vein.


SW
NE
Test hole
Test hole
Fault
Shaft
150′ level
Drill hole
Dike
Shaft
PLAN OF 150 FT. LEVEL
Ore.
Quartz below ore grade.
Granite,diorite.
Metavolcanics.
250′ level
Northwest side
Southeast side
30°
Fault
Test hole
SECTION THROUGH SHAFT
PLAN OF 250 FT. LEVEL
SMC 13677
Feet
10 0 10 20 30 40 50 60
5 0 10 20
Metres

Figure 10: Plan of 150 and 250 foot levels and section through shaft, Orphan Mine. Source: Ontario Geological survey Report 168, p 70.


NORTHWEST
SOUTHEAST
ZONE A
ZONE B
ZONE C
ZONE D
250-LEVEL
CLAIM BOUNDARY
LEGEND
ORPHAN MINE PROJECT
RICKABY TOWNSHIP
LONGITUDINAL SECTION
ORPHAN MAIN VEIN
MARCH 2015
COMPILATION AND CAD BY W. HANYCH, P.GEO

Figure 11: Longitudinal section of Orphan Main vein. Zones defined by diamond drill pierce points and projection of quartz vein from level plans.

7.3.3 Vein-2

This, subparallel vein located 17 to 34-merters northeast of the Orphan Main Vein has been traced by drilling along a 201-meter length. It has a very steep sub-vertical to vertical dip at times displaying dip reversal down dip. Drill intercepts of individual veins range from 4 to 10-cm of multiple quartz-chert breccia veins within a broader zone attaining drill widths of 6-meters. Variable sulphide content of up to 20% pyrite and 10% chalcopyrite has been reported. Gold values range from nil to 12.38 gpt with rare visible gold reported.

7.3.4 New Vein

This vein is exposed in a trench located 133-meters north-northeast of the Orphan shaft and was excavated by adjacent (easterly) claim holders along a 13-meter north-south length right on the property line defining the eastern boundary between the patented claim TB 1071 and staked claim TB 4279200. The vein has been defined along a strike length of 65-meters., defined in part by the aforementioned trench, a trench entirely on claim TB 4279200 and a drill intercept projection (OMV-6) the collar of which is located on the patented claim TB 1071. Approximately, 30-meters of the strike length of this vein resides within the patented claim, and remains open to the northwest.

The vein was discovered in 1935 by Smelter Gold Mines, and two drill holes intersected 7.0-meters of mineralized material from which an assay of 15.80 gpt along a core length of 3.5-meters were reported (Mason 1998).

The general strike of the vein is 140° but displays a complex branching system of a possible larger ladder vein system with the Aker vein. The dill intercept of the vein in hole OMV-6, from 62.90 – 64.60-meters, a 1.7-meter drill intercept, revealed a white quartz vein with late chlorite fracturing containing up to1% clustered and disseminated pyrite. Gold values from this intercept ranged from trace to 0.177 gpt along 0.20-meters.

7.3.4 Aker Vein

The Aker vein was also discovered in 1935 and historical reports from that period reveal that the vein was traced for 37.5-meters with widths ranging from 10-centimeters to 1.2-meters. Visible gold was reported and three samples were said to average 96 gpt Au (Mason 1998). Trench works along the vein reveal a northerly trend which intersects with the northwest trending New Vein. Grab samples of this vein have been reported to assay form 5.1 gpt to 12.0 gpt Au, (Mason 1998). The vein is situated right on the claim boundary between patented claim TB 1071 and staked claim TB 4279200.

8.0 DEPOSIT TYPE (Item 8)

The Orphan Mine gold mineralization is modelled as Archean lode gold in greenstone terranes and intrusive rocks that were affected by deformational events associated with accretionary orogeny. Penetrative foliations resulting from the deformation produced shear zones/faults, which acted as channel ways permitting deep seated hydrothermal fluid-rock interactions to occur in the volcanic-sedimentary successions. In dilational zones where pressure and temperature conditions were conducive for fluid and gold precipitation, foliation parallel and foliation oblique mineralized zones can result. Whether, the hydrothermal fluid system is generated by regional or contact metamorphogenic processes or by felsic intrusive magmatic-hydrothermal phases, the overriding condition for this model type is the presence of, and concentration of faults, shear zones and contact zones.

In the context of the Orphan Mine property, comparative features to the model outlined above include the presence of a mineralized high angle shear zones and faults proximal to a large pluton. Competency contrasts and reactive rocks are associated with gold mineralization at the Orphan Mine, and correlate with shear hosted veins in the volcanic-sedimentary rocks, the contact zone of intrusive rocks with the volcanic-sedimentary succession, and brittle fractures within the intrusive phase.


PYRITE ALTERATION HALO
To Paleosurface
BRITTLE DEFORMATION PREDOMINATES
DEFORMATION ZONE
BRECCIA AND NETWORK VEIN ARRAYS
Predominately pyrite Fe-carbonate abundant
VOLCANIC HOSTED CRACKLE BRECCIA
INTRUSIVE HOSTED CRACKLE BRECCIA PORPHYRY-TYPE GOLD MINERALIZATION
Increasing P,T (depth)
ORPHAN MINE GOLD ENVIRONMENT
FAULT-FISSURE VEINS
REIDEL SHEAR VEINS
BRITTLE-DUCTILE TRANSITION
PORPHYRY DIKES AND SILLS
SADDLE REEF VEINS
Predominately pyrrhotite Fe-carbonate minor
GREENSCHIST
AMPHIBOLITE
REPLACEMENT VEINS + SHEAR HOSTED VEINS
DUCTILE DEFORMATION PREDOMINATES
HYDROTHERMAL MAGMATIC FLUID
METAMORPHIC FLUID
AMPHIBOLITE
GRANULITE
GRANITE
METAMORPHIC FLUID
MODIFIIED AFTER COLVINE 1988

Figure 12: Conceptual Geological model.

9.0 EXPLORATION (Item 9)

This item is not applicable to this report as there has been no current exploration undertaken on the property.

10. DRILLING (Item 10)

There has been no current diamond drilling conducted on the property. The last drill campaign was undertaken by Mantis Mineral Corp in 2008. Eight holes, totalling 1,312-meters of BWT (core size 42-mm) were completed. Seven of the holes targeted the Orphan Main Vein, and one hole (OMV08-6) was collared to intersect the New Vein. The results of this program are tabled below and appendix-A.

2008 Diamond Drill Summary

Drill hole ID	ZONE / TARGET	Section Mine grid	From meters	To meters	Drill Intercept meters	Au Grade gpt
OMV08-1	Orphan Vein	30000E	172.00	176.45	4.45	1.34
includes			174.86	175.64	0.78	7.35
OMV08-1	Vein-2		211.50	214.50	3.00	3.15
includes			212.35	212.53	0.18	51.70
OMV08-2	Orphan Vein	30025E	125.50	129.00	3.50	4.01
includes			127.30	127.66	0.36	38.50
OMV08-3	Orphan Vein	29950E	161.28	161.57	0.29	nsv
OMV08-4	Orphan Vein	off section	119.62	123.63	4.01	4.61
includes			121.61	122.63	1.02	17.45
OMV08-5	Orphan Vein	29900E	48.53	51.05	2.52	1.86
includes			49.62	50.10	0.48	9.15
OMV08-6	New Vein	off section	62.90	63.60	0.70	0.01
			63.60	63.80	0.20	0.18
			63.80	64.60	0.80	0.11
OMV08-7	Orphan Vein	29875E	hole abandoned			nsv
OMV08-8	Orphan Vein	29875E	57.45	58.32	0.87	0.45

nsv = no significant value.

The average dip of the above holes is 49°. The Orphan Main vein has a vertical to subvertical dip. Therefore, the above drill intercepts should be reduced by an average of 41% to attain true width.

Table 4: 2008 Diamond Drill Hole Summary.



Figure 13: Diamond drill rig, Orphan Main vein, 2008 program.

11.0 SAMPLE PREPARATION, ANALYSES and SECURITY (Item 11)

With respect to the 2008 drill campaign, all drill core intersections exhibiting mineralization and quartz veining were cut in half by a diamond saw. Half the core was retained for reference, while the other half was trucked by project management to ALS Chemex Laboratory in Thunder Bay, Ontario for analysis. ALS is ISO 9001certified in 2000 and ISO 17025 certified in 2005. All observations of the core, collar data, down holes survey results, sample tagging and standard insertion and box meterage were recorded to EXCEL tables.

A system of Quality Assurance and Control was designed and monitored by Caracle Creek International Consulting Inc. (CCIC) under the supervision of Julie Selway, PhD., P.Geo. Every 10th sample number was either a certified standard or blank. The repeated sequence involved the insertion of either a blank, high grade standard (CDN-GS-3D) or a low grade standard (AUG2). A total of 364-core samples and 30-QA/QC samples were submitted for analysis to ALS Chemex Lab.

At the prep-lab, the bagged core samples were ground down in preparation for the ME-ICP41 and AU-AA23 chemical analyses provided by ALS Laboratory Group. Sample preparation began with crushing of the sample using an oscillating jaw crusher, which reduced at least 70% of the material to <2mm. A riffle splitter was then used to obtain half of the sample,

which was put in a ring pulverizer to produce a pulp of 1,000g, with 85% of the material <75μm. The smaller samples produced a 250g pulp at that point in the procedure. A 100-150g portion of the pulp was then packaged and transferred to Vancouver, BC for the analytical process, while the remainder of the pulp was retained for storage at the Thunder Bay facility.

The pulp was analyzed for gold using Au-AA23 finish and multiple elements including, Ag, Al, As, B, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Mg, Mn, Hg, K, La, Mo, Na, Sr, Ni, P, Pb, S, Sb, Sc, Th, Ti, Tl, U, V, W, Zn using ME-ICP41 analysis.

Multi-element analysis was accomplished by acid digestion of a 3 to 5-gram portion of the pulp to produce a sample solution which was then placed into the core of an inductively coupled argon plasma unit and subjected to temperatures of 8,000°C. The elements in solution became thermally excited and emitted light characteristic of the wavelength of the element. The actual measurement process was by atomic emission spectroscopy. The spectrometer distinguished the light and a measurement of its intensity was converted to an elemental concentration by comparison to calibrated standards.

Gold analysis consisted of fire assay-atomic absorption procedures on a 30g portion of the pulp for exploration sample analysis. The process involved a fire assay collection, followed by cupellation, dissolution of the precious metal prill and a pre-concentration solvent extraction step. The final determination was by flame AAS in which the solution was drawn through a flame in-conjunction with a directed light beam from a cathode ray lamp containing the element to be measured. The targeted atoms absorbed the light and went into an excited state causing a reduction in the intensity of the light beam. This effect was measured and correlated with concentrations of the desired species. The technique provided a detection limit of 1 ppb.

The AAS finish attained detection thresholds at 10-ppm gold. Samples >10 ppm were tagged to be re-analyzed by fire assay collection with a gravimetric determination of the gold content. In this process a gold bead was produced which was then weighed on a micro-balance, capable of weighing to the nearest microgram[7].

12.0 DATA VERIFICATION (Item 12)

12.1 Introduction

This Technical Report contains information from private sources, government documents, company reports, public domain documents and other technical reports. These reports may not have been written by Qualified Persons as defined by NI 43-101. The information contained within the various reports has been reviewed by the authors and appear

[7] The summary of the analytical techniques was largely derived from the ALS Laboratory Group website and credit is acknowledged for the excellent technical links contained on the site. Detailed information is provided on the website at www.alsglobal.com.

to be of genuine and sound quality; there do not appear to be significant discrepancies in the information. The reports were prepared according to standards that were deemed acceptable by the exploration industry and government agencies at the time; there is no reason to doubt their veracity.

12.2 1987 Drilling

The data base from the 1987 drill campaign conducted by Canadian Gold Resources was reviewed by the author. The data base consisted of 25-holes totalling 3,311.2 meters and 128-assay results. This data base was originally in hard copy form and was transcribed in 2007 into an EXCEL data base which recoded all of the information, including verbatim drill log observations. A compilation map from 1987 was geo-referenced employing identified retained drill casing, and shaft collar co-ordinates to a 2007/2008 CAD generated compilation of all surface features including the data from the 2008 drill campaign.

From the 1987 campaign, two holes (CGR-1 and 2) had unusable collar co-ordinates and were not included. Of the 128-assay samples collected, 33-results were not recorded. Assay certificates for all of these samples are not available.

Despite the unavailability of the assay certificates, the recorded results on the drill logs of the 1987 campaign, was undertaken by competent geologists. It is the author's opinion that the 1987 data base is of sound quality and is material to the property.

12.3 2008 Drilling

The 2008 drill campaign was managed and field supervised by the author. A quality assurance/quality control (QA/AC) program was tailored and monitored by Caracle Creek International Consulting of the sampling procedures and analytical results.

Prior to field operations all historical data was compiled onto EXCEL spreadsheets and a CAD generated map was compiled. All surface features were tied in by hand GPS to known drill holes casings and the shaft collar.

The drill campaign which included 8-holes, totalling 1,211.2-meters generated 364-samples of which 30 were standards. Every 10th sample number was either a standard (certified reference material) or a blank with a repeated sequence of blank, high grade Au standard (CDN-GS-3D), low grade Au standard (AUG2).

12.3.1 Blanks

A total of 10-blanks were placed into the sample stream in the field. CCIC's concluding statement of the monitoring of the blanks was; "CCIC is satisfied with the analysis of the blanks and one sample number mix up is not cause for alarm",(Selway 2008).

12.3.2 High Grade Standard

A total of 10-high grade standards were placed in the sample stream in the field. CCIC's concluding statement of the monitoring of the high grade standard was; "All of the analyses of CDN-GS-3D standard were in the OK range except for 4 analyses which were warnings (Figure 6-3). The analyses clustered nicely around the certified value, thus the analyses are not biased. CCIC is satisfied with the analysis of this standard", (Selway 2008).

12.3.3 Low Grade Standard

A total of 11-low grade standards were inserted into the sample stream in the field. Certified standard AuG2 had a high failure rate of 55%. A maximum of 5% failure rate for a standard is considered acceptable, (Selway 2008). The analyses for this standard were biased and consistently higher than the certified mean. The poor performance of this standard leads to cautionary acceptance of samples with similar values to AUG2 (1.013± 0.02 ppm), however, only one sample out of the 334 which were submitted on the Orphan drill program returned a result in this range. Sample number G0776223 from hole OMV08-2, 141.50 to 142.50-meter depth, assayed 1.025 gpt Au.

12.3.4 Duplicates

Most laboratories routinely maintain an internal QA/AC program analyzing duplicates in regular intervals. Analyses of drill core pulp duplicates by ALS of primary versus secondary analysis detected no outliers. CCIC's concluding statement of the monitoring of the duplicates was; "CCIC is satisfied with the analysis of the duplicates",(Selway 2008).

13.0 MINERAL PROCESSING and METALLURGICAL TESTING (Item 13)

Not applicable

14.0 MINERAL RESOURCE ESTIMATES (Item 14)

This item does not apply as there have not been any current resource estimates compiled of the Orphan Mine gold zones,

15.0 ADJACENT PROPERTIES (Item 15)

15.1 Introduction

Beyond the patented claims, historical exploration focused east of the Orphan mine primarily in attempts to locate the extension of the Orphan Main vein. The outcome of this exploration resulted in the discoveries of the; Koch-Daneff occurrence, New Vein and Aker Vein.

15.2 Koch-Daneff Occurrence/Property

Subsequent to the discovery of the Orphan Main vein, Smelter Gold Mines in 1935, undertook programs to locate the southeast extension of the vein. The work culminated in the sinking of a 10.5-meter shaft, located approximately 60-meters east-southeast of the Orphan Mine shaft, on a vein which was reported to be the extension of the Orphan vein, and became known as the Koch-Daneff vein. Visible gold was reported in the vein and three diamond drill holes in 1935, targeting the vein, intersected 1.8-meters of “quartz and mineralized schist at 58-meter depths (Mason 1998).

Historical reports mention the presence of “liberal amounts” of gold, and two samples (undetermined type) from this period assayed 213.3 gpt Au and 622.6 gpt Au (Mason et al 1998). A grab sample collected by Ontario Geological Survey Resident Geologist’s staff in 1992 from the shaft yielded an assay of 27.1 gpt (Mason et al1998).

In 1997, a stripping program exposed the vein/shear along a 15-meter length. Grab samples collected by the claim owners were reported to range in assay from 5.8 gpt to 235.9 gpt (Mason 1998).

15.3New Vein

The New Vein, a quartz vein system, is located 130-meters northeast of the Orphan shaft and transects the boundary between the patented claims with the adjacent staked claim. The area is the site of some backhoe trenching along which the vein is intermittently exposed for a 36-meter length. The vein strikes subparallel to the Orphan vein at 140°. Historic drill holes in the New Vein reportedly returned 15.8 gpt Au over 3.5-meters. Grab samples along a 15-meter long exposure returned 0.17 to 6.88 ounces per ton, (Mason et al 1998).

16.0 OTHER RELEVANT DATA AND INFORMATION (Item 24)

16.1 Most Recent Site Visit

The most recent site visit was conducted in the spring of 2008, when the author of this report managed and supervised the diamond drill program for Mantis Minerals Corp/Mantis Explorations Inc. Since then, no material work has been conducted on the property and because of the author’s familiarity with the property it is the author’s opinion that a current site visit is not warranted.

16.3 Abbreviations and Acronyms

Acronyms and abbreviations of terms and units used in this report	
AFRI	assessment file research imaging
Au	gold
amsl	above mean seal level
avg	average
cm	centimeter
C	centigrade
CIM	Canadian Institute of Mining
DDH	diamond drill hole
ft	feet
GPS	Global Positioning System
gpt	grams per tonne
ISO	International Organization for Standards
km	kilometer
LP	Limited Partnership
m	meter
mm	millimeter
mag	magnetometer
MNDMF	Ministry of Northern Development Mines and Forestry
NAD	North American Datum
NTS	National Topographic System
NI 43-101	National Instrument 43-101
No.	number
oz/t	ounce per ton
ODM	Ontario Department of Mines
OGS	Ontario Geological survey
ppb	parts per billion
ppm	parts per million
QA/QC	quality assurance/quality control
SI	International System of Units
tw	true width
UTM	Universal Transverse Mercator
U/G	Underground Workings
VLF-EM	Very Low Frequency Electro-magnetic
>	greater than
<	less than

Table 5: Abbreviations and Acronyms.

16.4 Units of Gold Measure and Elemental Measure

Technical reports and assay certificates report gold and elemental values in various units of measure. This report contains such information. Useful definitions and conversions are tabled below.

Definitions and units of Gold and Elemental Measure	
ppm	Parts per million, is a parts per notation of dimensionless quantity which denotes one per 1,000,000 parts.
ppb	Parts per billion, is a parts per notation of dimensionless quantity which denotes one per 1,000,000,000 parts.
1 troy ounce	Equals 31.103481 grams. This conversion results in grams per short ton. To complete the metric conversion, the imperial short ton must be converted to a metric ton using the factor 0.9071, since 1 short ton =0.9071 tonnes, thereby resulting in 34.2857 grams per tonne.
1 ppm	Can be expressed as 1 gram per tonne.
1,000 ppb	Equivalent to 1 ppm.
Micron	Micron, is a unit of metric measurement, is 1-millionth of a meter or 1-thousandth of a millimeter. Therefore 500-microns are one-half of a millimeter.

Table 6: Definitions and Units of Gold and Elemental Measure

17.0 INTERPRETATION AND CONCLUSIONS (Item 25)

The Orphan Mine property possesses significant geological characteristics of gold environments that are common with contemporary models of Archean lode gold greenstone belts. Some of the more salient features include:

- Regional scale deformation zone.
- Gold enriched quartz veins and silicification alteration zones associated with penetrative foliation and shear zones.
- Multiple sub-parallel and branching shear zones/vein sytems over a wide area, extending along a strike in fluid reactive lithologies that include metavolcanic successions.
- Regional scale intrusion forming brittle fracture zones proximal to curvilinear/embayed contacts offering dilational zones for fluid and gold deposition.

- Poly-sulphide mineralization that includes; pyrite, arsenopyrite, chalcopyrite, galena and sphalerite.
- Multi-environment gold mineral associations that include; gold in silicification zones, quartz veins and veinlets, in metavlocanic-intrusive contact proximal zones, and within intrusive rocks.

The property is considered to be an early exploration project and an economic resource assessment is premature. Insufficient work has been undertaken to fully evaluate the southeastern strike extension and down dip/plunge extension of the interpreted mineralized zones. Notwithstanding the narrow nature of the vein, immediate target areas for potentially expanding the mineralized zones would be the down plunge extensions of the four interpreted mineralized zones, beyond 100-meter vertical depth.

The northwestern extension of the Orphan Main vein appears to narrow down, offering limited exploration potential in this direction.

The Orphan Mine property warrants further work to test the aforementioned extensions. Caracle Creek International Consulting, in a current valuation memo for the Orphan Mine recommends $2M for future expenditures. The author supports such an expenditure conditionally based in part on a phased-in program consisting of three phases.

18.0 RECOMMENDATIONS (Item 26)

PHASE-1

1. Construct a 3-D model of the mineralized zones based on current digital data base.
2. Using survey grade GPS, re-survey; all drill collars that have retained casing, underground access, and all geological features necessary to tie past work into a UTM referenced grid system.
3. Secure exploration rights to the adjacent eastern claim.
4. Drill 1,500-meters of NQ core.

PHASE-2

1. Drill 1,500-meters of NQ core. This phase could be incorporated into Phase-1 based on available funding.

PHASE-3

1. Pending the results of Phase-1 and Phase-2 drill 2,000-meters of NQ core.

Proposed Budget		
	Cost	Subtotal
PHASE-1		
Permitting and First Nations	$50,000	
Data Compilation	$25,000	
Modelling	$15,000	
Logistics and Field Support	$100,000	
Consulting	$60,000	
Diamond Drilling 1,500m	$450,000	$700,000
PHASE-2		
Data Compilation	$25,000	
Modelling	$10,000	
Administration	$25,000	
Consulting	$40,000	
Logistics and Field Support	$50,000	
Diamond Drilling 1,500	$450,000	$600,000
PHASE-3		
Logistics and Field Support	$30,000	
Modelling	$5,000	
Data Compilation	$25,000	
Consulting	$30,000	
Administration	$15,000	
Diamond Drilling	$600,000	$700,000
Grand Total		$2,000,000
Notes: **Diamond drill cost all inclusive with geological support and analyses.** **Phase-1 and pending funding can be incorporated into a single phase** **Phase-3 conditional upon results of Phase-1 and Phase-2.**		

Table 7: Proposed Exlporation Budget for Phases-1,2 and 3.

19.0 REFERENCES (Item 27)

Boyle, R.W., 1979. The Geochemistry of Gold and its Deposits (together with a chapter on geochemical prospecting for the element), Canadian Government Publishing Centre, Hull, Quebec, 584 pp.

Campbell, J. et al., 2010. Report on Prospecting, Trenching, Channel Sampling and Ground Magnetic and VLF Geophysics on the Rickaby Property during October to December, 2009, Thunder Bay Mining Division; Highand Resources Inc.; 223 pp.

Colvine, A.C. et al., 1988. Archean Lode Gold Deposits in Ontario: Part I. A Depositional Model: Part II. A Genetic Model, Queen's Printer for Ontario, Ontario, Canada, 136 pp.

Hainsworth, W.G., 1985. Report on a Mining Claim Block, Thunder Bay Mining Division, Jellicoe, Ontario, for Kid Resources Ltd. 19 pp.

Hanych, W. and Ewanchuk, S., 2008. Unpublished Diamond Drill logs and maps, Orphan Mine project, Mantis Exploration Inc.

Hanych, W., 2010: Internal Summary Report, Orphan Gold Mine, Rickaby Township, Ontario, Canada; Mantis Minerals Corp.; 5 pp.

Jobin-Bevans, S., 2015. Valuation Report, Orphan Gold Property, Rickaby Township, Ontario, Canada. Caracle Creek International Consulting Inc. for J. Leliever; 6 pp.

Kidd Resources Ltd. and Monte Carlo Gold Mines, 1987. Diamond Drill logs filed with Geoscience Assessment Office, Ministry of Northern Development and Mines; Assessment 42E14SW0016; 49 pp.

Mackasey, W.O., and Wallce, H., 1978. Geology of Elmhirst and Rickaby Townships, District of Thunder Bay, Ontario Geological Survey Report 168; 101 pp.

McLeish, J., 1935. Investigation in Ore Dressing and Metallurgy, Investigation No. 560, Testing and Research Laboratories, January to June 1934, Mines Branch, Canada Department of Mines; p 54-59.

Webster, B., and Johnson, I., 2008. Report on Spectral IP/Resistivity and Magnetic Surveys, Orphan Mine Project, Ontario. JVX Geophysical Surveys and Consulting for Mantis Explorations Inc.; 56 pp.

Wetherup, S. and Leonard, B., 2007: Independent Technical Report, Orphan Mine Property, Thunder Bay Mining Division, Ontario, Canada; Avenue Financial Corporation; Caracle Creek International Consulting Inc.; 40 pp.

Wunder, M., and Novak, N., 1986. Assessment Report on the Claim Group in Rickaby-Lapierre Townships, Dik Dik Location. Kid Resources Ltd. Geoscience Assessment Office, Ministry of Northern Development and Mines; Assessment 42E14SW0025; 30 pp.

Wunder, M., and Novak, N., 1986. Assessment Report on the Claim Group in Rickaby-Lapierre Townships, North and South of the Dik Dik Claim Group. Blue Falcon Mines Ltd. Assessment Office, Ministry of Northern Development and Mines; Assessment 42E14SW0024; 30 pp.

20.0 DATE AND SIGNATURE PAGES

NI 43-101 TECHNICAL REPORT

ON

Orphan Mine Property

Rickaby Township

District of Thunder Bay, Ontario, Canada

(According to National Instrument 43-101 and Form F43-101F1)

Prepared for

Mr. J. Leliever

(signed and sealed)


PROFESSIONAL GEOSCIENTISTS
WALTER HANYCH
PRACTISING MEMBER
1762
ONTARIO

Signed at Collingwood

April 30, 2015

Walter Hanych, P.Geo.
235 Eleventh Line
Collingwood, Ontario, L9Y 5G6

Certificate of Author

Walter Hanych P. Geo., do hereby declare that:

1. I reside at 235 11th Line, Collingwood, Ontario, L9Y 5G6.
2. I graduated in 1978 from Laurentian University, Sudbury, Ontario with an Honours Degree, Bachelor of Science in Geology.
3. I have been practicing my profession in exploration and advanced mine development projects for over 35-years in Canada, including, British Columbia, Nunavut Territory, Saskatchewan, Manitoba, Ontario and Quebec, and internationally in the U.S. and Ireland. I am a member of: the Society of Economic Geologists and Prospectors and Developers Association of Canada.
4. I am a member in good standing with the Association of Professional Geoscientists of Ontario, member number 1762 and the Association of Professional Engineers and Geoscientists of Saskatchewan, member 29783.
5. I personally examined and studied the literature, assessment reports and company surveys on the Orphan Mine property.
6. A current personal inspection of the Orphan Mine property as required by National Instrument 43-101, section 6.2, has not been conducted since I managed and supervised a diamond drill program on the property conducted in 2008. Since this program, I have verified that no material work has been conducted on the property.
7. I am a principal author of the Technical Report titled*, "NI 43101 Technical Report on the Orphan Mine Property, Rickaby Township, District of Thunder Bay, Ontario, Canada".* Prepared for Mr.J. Leliever., dated effective April 30, 2015, according to National Instrument 43-101
8. I have read the definition of a "Qualified Person" as set out in National Instrument 43-101 and certify that I fulfill the requirements to be a "Qualified Person" as outlined in National Instrument 43-101.
9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.
10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites that are accessible by the public of this Technical Report.
11. My prior involvement with the property since 2008, included report and data compilation as an independent consulting geologist.

Walter Hanych, P. Geo. (#1762,ON and 29873,SK)

("signed")

'Walter Hanych'

Collingwood, Ontario
April 30, 2015

APPENDIX A

GEOLOGICAL COMPILATION MAP ORPHAN MINE PROPERTY



NEW VEIN
AKER VEIN
VEIN-2
ORPHAN MAIN VEIN
N
UTM ZONE 16, NAD 83
20-meter grid
Scale 1:1000
0 10 20 30 20 meters
OMV 08-1
OMV 08-2
OMV 08-3
OMV 08-4
OMV 08-5
OMV 08-6
OMV 08-7
OMV 08-8
464660 E
464680 E
464700 E
464720 E
464740 E
464760 E
464780 E
464800 E
464820 E
464840 E
464860 E
464880 E
464900 E
464920 E
464940 E
464960 E
5518740 N
5518720 N
5518700 N
5518680 N
5518660 N
5518640 N
5518620 N
5518600 N
5518580 N
5518560 N
5518540 N
5518520 N
5518500 N
5518480 N
5518460 N
5518440 N
Legend
Granodiorite: Intrusive, locally altered
Intermediate metavolcanics: Andesitic tuffs and flows, locally cherty
Quartz vein/assumed extension
Fault
Drill Hole
Trail
Top of mine rock pile
Mine rock pile
Claim line
Existing trench
Open Cut
Shaft
Mantis Mineral Corp
Orphan Mine
Geological Plan
Geology, compilation by:
W.Hanych
after Hanych/Ewanchuk, 2008
April 2015

AussieCan Geoscience Inc

Geophysical Review of the Brady Gold Project Covering Claims 031339M, 027408M

For

Gold'n Futures Mineral Corp.

Dated: October 5, 2021

AussieCan Geoscience Inc
33 Brewerton Blvd
Fonthill, ON
L0S 1E5

Table of Contents

List of Figures

List of Tables

LIST OF APPENDICES

Appendix I: Structural Interpretation of the Brady Gold Property Area

Appendix II: IP/RES Pseudo-Section Maps

Appendix III: Magnetic Inversion Maps

AussieCan Geoscience Inc

1.0 INTRODUCTION

During September and October of 2021, AussieCan Geoscience Inc. was contracted by Gold'n Futures Mineral Corp (FUTR) to complete a review of publicly available geophysical datasets over land held by Mineral Licences 0331339 and 027408M. Both Mineral Claim blocks were optioned by FUTR from Charles Dearin and United Gold Inc. respectively, and collectively make up the Brady Gold Property. The data analysis included a review of historical assessment reports within the claim area, and a detailed review of publicly available geophysical datasets.

Geophysical datasets were provided by Newfoundland Geoscience via download from their on-line portal. These include: i) a DIGHEM airborne survey completed by Fugro Airborne Surveys Corp. in 2003, and ii) an IMPULSE System airborne survey completed by Aeroquest Limited in 2005. Though digital data was not available, pseudo-section plots from an Induced Polarization and Resistivity (IP) survey completed by Eastern Geophysics in 2004 were digitized to re-create digital maps of the IP results. These will allow for future 2D and 3D inversions of the data.

2.0 LOCATION AND PROPERTY DESCRIPTION

The Brady Gold property is located in south-central Newfoundland approximately 50km south of the town of Grand Falls–Windsor, on NTS Map Sheet 02D/05. The property consists of 38 claims held under two licenses (table 1). The claims are currently in good standing with exploration expenditures of $8500.00 due by December 23, 2021 and $800.00 due by January 07, 2022.

Table 1: List of Property Licenses

License	Claims	Issued	Required Expenditures	Reporting due Date
027408M	34	2019/10/24	$8500.00	2021/12/23
031339M	4	202/10/09	$800.00	2022/01/07


INTRUSIVE ROCKS
Mainly granites 470-350 Ma
Mainly granites >500 Ma
HUMBER ZONE
SUCCESSOR BELTS/BASINS
Mainly subaerial sedimentary rocks
Shallow marine to subaerial sedimentary and volcanic rocks
Brady Gold Property
1 Buchans - VMS
2 Teck's Duck Pond - VMS
3 Rambler's Ming - VMS
4 Anaconda's Pine Cove -gold
5 Marathon's Valentine - gold
6 First Mining's Hope Brook - gold
7 Altius' Moosehorn - gold
8 Benton and Metals Creek's Staghorn – gold
9 Puddle Pond's Heritage - gold
10 Minco's Lucky Strike
St. Anthony
BAIE VERTE LINE
DUNNAGE ZONE
RED INDIAN LINE
GANDER RIVER ULTRABASIC BELT
GANDER ZONE
Green Point
Gros Morne
Corner Brook
Gander
Grand Falls
DOVER FAULT
AVALON ZONE
CABOT FAULT
CAPE RAY FAULT
Port aux Basques
HERMITAGE BAY FAULT
St. John's
Fortune Head
Marystown
Mistaken Point
0 20 40 60 80 100
km
HUMBER ZONE
North American Iapetus Margin
Transported slope/rise rocks
Shelf, passive margin
Rift rocks
Basement rocks
DUNNAGE ZONE
Vestiges of Iapetus
Volcanic and sedimentary rocks
Oceanic crust/mantle
GANDER ZONE
Eastern Iapetus Margin
Sandstones and metamorphic rocks
AVALON ZONE
African Suspect Terrane
Mainly subaerial sedimentary rocks
Marine sedimentary rocks
Volcanic rocks

Figure 1: Brady Gold Property Location Map Showing Regional Geology by Hayes (1987) and Showing Tectonostratigraphic Subdivisions of the Newfoundland Appalachian Mountain Belt (modified from Williams et al, 1979)


601000
602000
603000
604000
605000
606000
5370000
5369000
5368000
5367000
5366000
027408M
031339M
500
0
500
1000
1500
(meters)
NAD27 / UTM zone 21N
N

Figure 2: Brady Gold Property Location Map Showing Claims 027408M and 031339M with Azure Map Imagery

3.0 GEOLOGICAL SETTING

Regional Geology

The property is located in the Exploits Subzone (Colman-Sadd et al., 1985) in the east-central part of the Dunnage Zone on the Island of Newfoundland (Figure 1). Rocks of the Dunnage consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. The Dunnage Zone is divided into the Notre Dame and Exploits subzones, separated by the Red Indian Line. The evolution of the Dunnage is divided into a pre- to syn-accretionary and a post accretionary stage.

The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by a period of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia and the Exploits subzone rocks over the Gondwana continental margin. Post-accretion activation and reactivation of large strike-slip faults led to the deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks. Siluro-Devonian deformation (Salinic Orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism.

The Brady property is situated at the eastern margin of a large elliptical structure informally referred to as the Tim Horton complex (from Graves, 1989). The structure is outlined by a variably thick zone of Lower Palaeozoic ultramafic rocks that lie at the base of the Dunnage Zone and enclose possible Gander Zone metasedimentary correlatives of the Mount Cormack Terrane (Spruce Brook Formation). Colman-Sadd and Swinden (1984) have interpreted the ultramafic rocks to be part of a major allochthon thrust eastwards upon sediments of continental affinity. These ultramafic rocks are remnants of a “tectonic window” representing preserved, but dismembered remnants of ancient Cambrian aged ocean crust marking a significant terrane boundary or “break” within Central Newfoundland. Individually the three regions are called the Great Bend Complex, Coy Pond Complex and Pipestone Pond Complex. Plutonic felsic rocks of Late Cambrian to Middle Ordovician age occur within the Coy Pond Complex and the southern extent of the Coy Pond Complex is truncated by the large Partridgeberry Hills granite.

Ordovician volcanic and sedimentary rocks in the eastern Dunnage Zones are represented by the Baie d’Espoir and Davidsville groups. The Baie D’Espoir Group siliciclastic marine rocks appear to be direct correlatives with Davidsville Group rocks mapped on the NTS sheet 2D/04 (see Colman-Sadd et. al., 2001). The property straddles the contact between the ultramafic and mafic rocks of the Coy Pond Complex, and marine siliciclastic rocks (Spruce Brook Formation) of the Gander Zone.

Property Geology

Due to the limited surface exposure, the trenches and interpretation of airborne magnetic and electromagnetic data are currently the only methods to interpret the property-scale geology (Figure 3). The principal area of exploration and mineralization (Reid Zone) is hosted within several distinct components of the ophiolitic Coy Pond Complex near the contact with marine siliciclastic rocks of the Spruce Brook Formation, part of the Gander Zone.


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Figure 3: Brady Property Showing Claims Location and Simplified Geology Map

The primary host for gold mineralization is a variably altered (silica, sericite and iron carbonate) and locally strongly brecciated, plagioclase/quartz porphyritic trondhjemite, (Sandeman etal, 2011).

The rocks which host the most significant gold mineralization are massive and brecciated plagioclase/quartz, locally coarsely porphyritic, trondhjemite. The trondhjemite is overlain by a sequence of ophiolitic mafic volcanics, tuffs and intercalated mafic dikes and is in general underlain by a sequence of polylithic conglomerate and mafic and ultramafic rocks of the Cambrian Coy Pond Complex. This lower contact forms the main structural and stratigraphic break in the area. Sparse glacial measurements indicate two directions of ice movement, one from northwest to southeast and a second direction from west to east. The Reid zone mineralization can be classified as intrusion hosted style of gold mineralization similar to the Fort Knox deposit

located in the Tintina Gold Belt of Alaska and the Yukon Territory. Subsequent diamond drilling has defined the zone over a strike length of 300 meters, a width of 250 meters and to a vertical depth of 225 meters and the zone remains along strike and to depth.

4.0 PROPERTY HISTORY

The earliest exploration efforts date back to the early 1900's and was focused on the chromite potential of the ultramafic rocks of the Coy Pond and Pipestone Pond Complexes. A number of chromite occurrences were sampled but were too small to be of economic significance.

In the early 1950's Nalco (Newfoundland and Labrador Corporation) carried out limited work, including some drilling, focussed on the asbestos potential but once again, showings were deemed to be too small. In the early 1980's Tasu Resources revisited the chromite potential but met with little success.

Exploration for base metals commenced in the late 1970's and early 1980's, largely led by companies including Riocanex and St. Joe Minerals following up on the results of airborne surveys and regional geochemical surveys. The focus was the felsic volcanic rocks of the Baie d'Espoir Group immediately south of the Brady property. The exploration revealed minor sulphide occurrences but no significant mineralization was discovered.

The Geological Survey of Newfoundland and Labrador completed 1:50,000 scale bedrock mapping of the Burnt Hill map sheet in 1985 (Map 85-001, Colman-Sadd, 1985), and in 1994, a regional lake sediment geochemical survey was completed by the Geological Survey which identified potential target areas for gold (Davenport, et al., 1994). In the last several years the area has again become active in exploration for both gold and base metals and numerous new licences have been recorded, principally for gold exploration.

In August 2002, a private company, Datan Resources, staked a group of claims to cover the northern contact area of the Coy Pond Complex and the Spruce Brook Formation, where gold bearing float boulders with values up to 4 g/t Au had been discovered. The boulders were located to the north of the Northwest Gander River in the immediate area of what is now the Reid Zone.

Linear Resources optioned the property from Datan in the fall of 2002 and immediately carried out ground exploration consisting of gridding, soil geochemistry, geophysics (VLF-EM, magnetics and IP), trenching and diamond drilling on the Reid grid, and limited prospecting over the areas not covered by the grid, in the fall of 2002 and winter of 2003 (Dimmell et.al., 2003). Soil geochemistry indicated a gold-in-soil anomaly on three lines, 100 meters apart, with values up to 1.5 g/t Au and widespread, associated, anomalous As values. The anomalous As in soil area, with values > 40 ppm, was coincident with a magnetic low defined by the ground geophysics. Trenching, on what was to become the Reid Zone, was carried out over the linear, gold in soil anomaly, and gave channel sample assays of 2.1 g/t over 2.3 meters, within an altered mafic. Induced polarization defined an area of high chargeability and high resistivity associated with the magnetic low and soil geochemistry, and flanked by strong conductive zones (as shown by VLF-EM anomalies) and

strong chargeability / low resistivity IP zones to the north and south. A diamond drilling program of 911 meters, in six holes (RO-03-1 to 6), tested the anomalous area in January / February 2003 with all holes intersecting gold mineralization in either the overlying mafic volcanics or in the intrusive quartz porphyry body.

Core displayed at the Newfoundland Rock Room at the Cordilleran Roundup in Vancouver, in January 2003, led to an option agreement with Meridian Gold in August 2003. Exploration by Linear / Meridian in 2003 / 2004 (Dimmell et. al., 2004a; 2004b) consisted of regional work to explore the entire claim group by prospecting and stream sediment sampling, followed by gridding, soil sampling, geological mapping and prospecting. An airborne high resolution magnetic / electromagnetic survey was carried out at 75 meter line spacing, in a north-south direction, over the entire property for stratigraphic information and to define magnetic lows, and/or resistivity highs, thought to be diagnostic of other, buried quartz porphyry bodies.

The regional stream sediment / prospecting survey covered most of the claim group from the northeast to the southwest, a distance of approximately 15 km. Most of the streams draining into the Northwest Gander River from the north and west were sampled at 500 m intervals. The geochemistry gave significant values in arsenic (> 100 ppm) with a number of values > 1000 ppm**.** The main area of interest defined was at the Reid Zone. Prospecting also located altered (Fe carbonatized, silicified) ultramafic units near the Reid Zone which gave anomalous values up to 711 ppb Au and resulted in the location of a small speck of visible gold in one sample. Minor chalcopyrite was also noted in this unit.

Lake sediment sampling, carried out in the spring of 2004, covered all ponds in the western and northern portions of the claim group, where stream sediments were poor due to boggy drainage. A number of weakly anomalous ponds were located, most with values in the 2 to 3 ppb Au range. A one day, helicopter supported follow up, in the area of the anomalous ponds in June 2004 located mineralized float however no significant or anomalous values in gold or other elements. These anomalies remain unexplained.

The airborne magnetic / electromagnetic survey carried out in the fall of 2004 shows the Coy Pond Complex as a strong magnetic high which is cut by cross faults, shown by magnetic low areas, at the Reid showing and a number of other locations. Resistivity data, derived from the electromagnetic survey, shows a "bull's-eye" feature over the mineralized porphyry at the Reid Zone plus a number of other areas of resistivity highs.

A total of nine holes (RO-04-7 to 15) totaling 1,594.7 meters, tested IP chargeability / resistivity and surface targets in February, March and April 2004. The best hole was RO-04-15 which returned 59.8 meters grading 0.83 g/t Au.

Following attempts by Meridian to renegotiate the option agreement with Linear in the spring of 2004, Linear decided to drop the option in the spring of 2004 to concentrate on exploration in Mexico. The Linear / Meridian exploration expenditures totalled $702,500 over the three years from 2002 to 2004.

In 2007, Golden Dory Resources Limited acquired the property from Datan Resources and completed regional prospecting and limited soil sampling programs. The prospecting identified

several areas of auriferous float across the property, however, trenching on several of these areas failed to reach bedrock.

In late 2009, a seven hole, 1200 meter drill program expanded the area of known gold mineralization at the Reid Zone. Golden Dory's drill program (holes BO-09-16 to BO-09-22) focused on expanding the Reid Zone to the north, west and south of the historical drilling with most holes spaced 50 meters from the pre-existing holes. Drill intercepts included (BO-09-17) up to 20.45 meter of 1.27 g/t gold and 16.80 meters of 1.02 g/t gold including higher grade intercepts of 5.75 meter of 3.89 g/t Au.

In September 2010, a first resource estimate at the Reid Zone was prepared by Gary H. Giroux, P.Eng., MA Sc., and a Qualified Person as defined by NI 43-101. The initial resource estimate determined that the Reid Zone contains an inferred resource of 5.99 million tonnes averaging 0.558 g/t Au for 107,461ounces gold at a cutoff of 0.30 g/t Au. To date no economic assessment or scoping study of the Reid Zone has been performed. The resource estimate for the Reid Zone was produced from a database consisting of 22 diamond drill holes (NQ size core) totaling 3,714 metres from which 1,801 samples were assayed for gold. Assays within the mineralized solid were capped at 5.2 grams per tonne gold and uniform down hole composites measuring 5 metres in length were created to honour the boundaries of the solid. A block model was created with blocks measuring 20 X 20 X 5 metres that were superimposed over the geologic solid. A specific gravity of 2.80 was applied to all blocks, which was measured by the weight in air / weight in water method. Gold grades were interpolated into the block model by ordinary kriging. The resource estimate can be classified as inferred mineral resources based on definitions from National Instrument 43-101and from CIM 2005.

In March, 2011, Golden Dory commenced its second phase of drilling on the Brady Project designed to expand the known mineralization and to gain additional information to update the initial resource estimate on the Reid Zone. The program delivered the highest grades to date highlighted by BO-11-24 which intersected 36.06 meters grading 1.15 g/t gold and 19.98 meters grading 1.05 g/t gold; and hole BO-11-25 which intersected 25.45 meters grading 1.48 g/t gold including 7.80 meters grading 3.62 g/t gold. A revised resource estimate for the Reid Zone was prepared in September 2012 and suggested that the Reid Zone is host to an inferred resource of 173,000 ounces of gold at a 0.30 g/t Au cut-off as highlighted in the following tables.

Table 2. Brady Inferred Resource within the Mineralized Solid

Au Cut-off (g/t)	Tonnes > Cut-off (tonnes)	Grade > Cut-off Au (g/t)	Contained Ounces Au
0.10	11,540,000	0.50	187,000
0.20	10,860,000	0.52	183,000
0.30	**9,570,000**	**0.56**	**173,000**
0.40	7,280,000	0.63	147,000
0.50	5,230,000	0.70	117,000
0.60	3,480,000	0.77	86,000
0.70	2,030,000	0.85	56,000
0.80	1,160,000	0.94	35,000

5.0 REPORT OBJECTIVES

The objective of this report was to analyze all publicly available geophysical datasets within the Brady Gold Property area, and the review process consisted of four (4) separate phases.

Phase 1 involved a thorough review of the EM component of the airborne datasets in order to determine the electromagnetic (frequency domain) characteristics of the mineralized zones within the property and nearby areas.

Phases 2 consisted of detailed processing of the magnetic datasets, an analysis of the magnetic component of these airborne surveys, and included Magnetic Inversions over the Property.

Phase 3 consisted of a lithostructural review of the Brady Property Claims.

Phase 4 consisted of a review of the historical IP surveys which included digitizing the entire historical database within the Brady Property area from PDF copies of maps within the historical assessment reports.

6.0 DATA DISCUSSION

Datasets utilized in this review included the following publicly available data:

1. Geofile 02D/0588 (Survey ID, DN09216): DIGHEM electromagnetic / resistivity / magnetic survey flown by Fugro Airborne Surveys (2003) for Linear Resources Inc with a 75m line spacing
2. GEOFILE 02D/05/0677 (Survey ID, DN11926): IMPULSE system electromagnetic and magnetic survey flown by Aeroquest (2006) for Rubicon Minerals Corp. with a 75m line spacing.
3. Geofile 02D/0574: Dipole-Pole IP survey completed by Eastern Geophysics in 2004 with only a PDF copy of results available.

There has been a long history of exploration within the Brady Gold Property area, and this has provided an extensive database upon which to develop future exploration targets. During the initial stages of this data review, analysis of airborne magnetics revealed there were complexities within the entire Brady Gold Property, and the surrounding area, that suggest a complex structural environment within the property and on a regional scale.

A detailed evaluation of the historical work from assessments filed for the area revealed that though considerable exploration efforts have been completed, a detailed study of the airborne magnetic datasets, from a structural perspective, had never been performed. The extreme importance of understanding the structural (kinematic and overprinting) framework within which known gold mineralization occurs within both the regional and localized environment can not be understated. An area of interest extending just outside the claims specific to this report was chosen for a Phase 1 litho-structural study toward improving the understanding of the major structures and structural complexities of the area. These results will be discussed in more detail in section 6.3 but do show that further studies are required to better understand the structural setting on both a local scale and regional scale.

6.1 Phase 1 Airborne EM Data Analysis

Dighem Surveys

The Fugro Airborne DIGHEM survey is a frequency domain system, and for these surveys the frequencies utilized were; 900Hz, 1000Hz, 5500Hz, 7200Hz, and 56,000Hz. The system is a towed bird configuration with a coil separation of 8m for frequencies 900Hz, 1000Hz, 5500Hz, and 7200Hz and a coil separation of 6.3m for 56,000Hz. Lines were surveyed at a 75m spacing, and with a sensor altitude of 30m, produced a detailed high-resolution survey.

Depth of penetration for any electromagnetic system is largely dependent on the host rock conductivity / resistivity and the size of the target conductive unit; but in general frequency domain systems tend to have a much smaller footprint and a much lower depth of penetration than a comparable, airborne time domain system. In most instances, contractors quote penetration depth of up to 150m, though for discrete bedrock sources, the depth penetration capabilities likely do not exceed the range of 90-120m.

One benefit of a frequency domain survey is the ability to produce maps of the apparent resistivity which are generated from the in-phase and quadrature EM components for any of the measured frequencies. Given the large dynamic range of the DIGHEM system, provided by the wide frequency spectrum, the apparent resistivity component can become a very effective mapping tool.


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Figure 4: Brady Gold Property Showing Claim Outline and Survey Line Coverage from the DIGHEM Survey with Historical Drill Hole Locations (blue) Overlying Azure Imagery Map

The EM anomaly picks generated from the DIGHEM survey are shown in figure 5. With a plethora of anomalous picks, it can be difficult to discriminate for targeting purposes. And indeed, at the Brady Gold Property, most anomalies appear to be oriented in a NE direction and occur near or along a geological contact that is inferred by the residual magnetic intensity.


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Figure 5: Brady Gold Property Showing Claim Outlines, Residual Magnetic Intensity, and EM Anomaly Pick (white) from the DIGHEM Survey with Historical Drill Hole Locations (blue)

Figure 6 shows the apparent resistivity derived from the 900Hz frequency, which demonstrates excellent correspondence to the EM anomaly picks. Only the most conductive zones within the survey area are evident in this lower frequency, while the higher frequencies are best analyzed for resistivity anomalies. There is little correspondence between this grid and the known mineralization / resource of the Brady Gold Zone.


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Figure 6: Brady Gold Property Showing Claim Outlines, EM Anomaly Pick (white) from the DIGHEM Survey with Historical Drill Hole Locations (blue) with 900 Hz, Apparent Resistivity Grid Overlying Azure Imagery Map

Figures 7 and 8 show the apparent resistivity grid for 7200Hz. At this higher frequency, the known mineralized zone shows a stronger correlation to the increased resistivity response. Figure 8, included for visual effects only, shows a reversed colour scheme that better highlights the direct correspondence between the high resistivity anomaly and the mineralized zone.



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Figure 7: Brady Gold Property Showing Claim Outlines Historical Drill Hole Locations (blue) with 7200 Hz, Apparent Resistivity Grid Overlying Azure Imagery Map


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Figure 8: Brady Gold Property Showing Claim Outlines with Historical Drill Hole Locations (blue) with 7200 Hz, Apparent Resistivity Grid, with Reversed Colour Scheme Overlying Azure Imagery Map

Figures 9 and 10 show the apparent resistivity grid at a frequency of 56,000Hz. In Figure 9, a distinct relationship is clearly evident between a high resistivity anomalous response and the known mineralized zone. A reverse colour scheme included for the visual effects (see Figure 10) better highlights the direct association between the high resistivity and the location of known mineralization.

AGI
AussieCan Geoscience Inc



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Figure 9: Brady Gold Property Showing Claim Outlines with Historical Drill Hole Locations (blue) with 56,00 Hz, Apparent Resistivity Grid Overlying Azure Imagery Map


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Figure 10: Brady Gold Property Showing Claim Outlines with Historical Drill Hole Locations (blue) with 56,000 Hz, Apparent Resistivity Grid, with Reversed Colour Scheme, and Showing Partial Anomalous Response (red box) of a Potential Target Area Overlying Azure Imagery Map

The approximate location of much of the known gold mineralization, as indicated by historic drill collars, shows excellent spatial agreement with a strong resistivity anomaly. As previous drilling has shown, the majority of the gold mineralization is hosted by quartz veined, quartz-plagioclase porphyry. Hence the host lithology is interpreted as the probable source of the high resistivity. Interestingly, just south of the deposit another resistive zone may show somewhat similar characteristics. It is seen as an incomplete anomalous response just building at the edge of the survey limits, and the location has been highlighted in figure 10 by a red outline.

IMPULSE Dighem Surveys

The Aeroquest Limited IMPULSE survey is a frequency domain system which utilizes 6 frequencies, 3 coaxial frequencies and 3 coplanar frequencies. The 3 coaxial frequencies utilized for this survey were, 870Hz, 4350Hz, and 21,750Hz and for the 3 coplanar frequencies utilized were 930Hz, 4650Hz, and 23,250Hz.

The system operates in a towed bird configuration mode and the coil separations for the coplanar and coaxial coils are 6.32m and 6.68m respectively. The common coil approach taken by IMPUSLE is thought to improve data quality by reducing baseline drift, and by using a larger diameter tubular coil platform to produce greater dipole moments which translates into an improved signal-to-noise ratio. All lines were surveyed at a 75m spacing and with a sensor altitude of 30m, produced a detailed high-resolution survey.

Depth of penetration for any electromagnetic system is largely dependent on the host rock conductivity / resistivity and the size of the target conductive unit, but in general frequency domain systems tend to have a much smaller footprint and a much lower depth of penetration than a comparable, airborne time domain system. In most instances contractors quote penetration depth of up to 150m, though for discrete bedrock sources, the depth penetration capabilities are likely in the range of 90-120m.

One benefit of a frequency domain survey is the ability to produce maps of the apparent resistivity which are generated from the in-phase and quadrature EM components for any of the measured frequencies. Given the large dynamic range of the IMPULSE system, provided by the wide frequency spectrum, the apparent resistivity component can become a very effective mapping tool.


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Figure 11: Brady Gold Property Showing Claim Outline and Survey Line Coverage from the IMPULSE Survey with Historical Drill Hole Locations (blue) Overlying Azure Imagery Map


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Figure 12: Brady Gold Property Showing Claim Outlines, Residual Magnetic Intensity, and EM Anomaly Pick (white) from the IMPULSE Survey with Historical Drill Hole Locations (blue)

The EM anomaly picks generated from the IMPULSE survey are shown in figure 12. As with the DIGHEM surveys, there are a plethora of these anomalies, and with so many anomalous responses, it is difficult to discriminate for targeting purposes. Many anomalies appear to be occurring along magnetic gradients (likely geological contacts) though numerous others fall within discrete magnetic highs and lows. None of the picks appear to have a direct relationship with the known mineralization at the Mosquito Zone, identified by the cluster of drill collars (in blue) just outside and to the immediate south of the existing claim boundaries.

While map products of computed resistivity's were included with the AEROQUEST logistics reports, no map files or grids utilized were filed in the government archives. It is beyond the scope of this report to duplicate all grids, and the given the apparent success of utilizing the higher resistivity response from the DIGHEM survey, as a mapping tool, the RES-HI channel in the provided GDB was the only channel utilized for gridding purposes. Figure 13 below shows the "raw", unfiltered gridding of the high resistivity channel, and obvious survey based artifacts are evident here. The author designed a micro-leveling filter and applied this to the gridded data to help remove some of the more obvious line-based survey artifact. The final result is presented in figure 14. Again, it is

important to note this procedure was not applied to all frequencies used in the IMPULSE survey as this is well beyond the scope of this report.

Figure 15 is the micro-leveled high resistivity grid with a reverse coloring scheme applied to better highlight the anomalous response. Note on all figures the cluster of drill collars near the Mosquito Zone appears to occur proximal to the eastern edge of this resistivity anomaly. Also noted on this figure is an area of interest situated immediately south of the Brady Gold Zone, in an area of very limited drilling, and lying within the area of the partial anomalous response noted from the DIGHEM surveys.

While beyond the scope of this report, it is recommended that Gold’n Futures produce a wireframe of the mineralization for both the Brady and Mosquito zones and then compare this to the noted resistivity anomalies from these surveys, as this could help to prioritize other, more subtle responses which are evident within and near the current property boundaries. In particular a study of the nearby Mosquito zone is recommended as it is unclear if this resistivity anomaly is related to the host of the mineralization or if the resistivity source occurs in the footwall. An understanding of the relationship between the resistivity response and the known mineralization will be critical to further exploration efforts, and in particular may help with target generation within and outside the existing land tenure. The latter being of considerable importance if it leads to targets on nearby claims which have never been recognized.


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Figure 13: Brady Gold Property Showing Claim Outlines with Historical Drill Hole Locations (blue) with Unfiltered High Resistivity Grid Overlying Azure Imagery Map


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Figure 14: Brady Gold Property Showing Claim Outlines with Historical Drill Hole Locations (blue) with Micro-leveled High Resistivity Grid Overlying Azure Imagery Map


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Figure 15: Brady Gold Property Showing Claim Outlines with Historical Drill Hole Locations (blue) with Micro-leveled High Resistivity Grid, Reversed Colour Scheme, and Showing Potential Area of Interest (high resistivity anomaly) South of Brady Zone Overlying Azure Imagery Map

6.2 Phase 2 Magnetic Data Analysis and Inversions

Total field magnetic (TMI) datasets from both the DIGHEM and IMPULSE surveys provide a high-resolution dataset over the Brady Gold Property. Data coverage from both surveys provided partial coverage over the property. The approach taken with these datasets were to compute individual filtered and derivative products for each survey as these derivative products become necessary tools in performing detailed analysis of datasets and in particular are required when looking at magnetic data from a structural perspective. The residual magnetic field was calculated from each dataset, the products merged to produce one final (residual) magnetic intensity map, and this map was then utilized for performing magnetic inversions over the entire property area.

The following provide a breakdown of these processing steps and the associated magnetic datasets and associated maps which were produced from each dataset:

Furgro DIGHEM Survey:

1. Analytical Signal Grid and Maps
2. Tilt Derivative Grid and Maps
3. Vertical Derivative Grid and Maps
4. Residual Magnetic Field

Aeroquest IMPULSE Survey:

1. Analytical Signal Grid and Maps
2. Tilt Derivative Grid and Maps
3. Vertical Derivative Grid and Maps
4. Residual Magnetic Field

In addition to a detailed analysis of the electromagnetic data, the magnetic components of the airborne surveys were examined as a part of this review. As a general rule, magnetic surveys tend to be regarded as a pseudo-geological mapping tool and are a very effective tool often used to map lithology under cover. In a regional sense, magnetic anomalies typically result from the uneven distribution of magnetite within various lithologies. The prominent magnetic anomalies associated with VMS deposits are more commonly associated with high magnetic susceptibility values that may result from both higher concentrations of magnetite together with sulfide minerals present at the deposit scale (re: pyrrhotite, pyrite). With magnetic susceptibilities lower than magnetite, these minerals are not normally of a regional significance. Magnetite is also common within iron formations showing spatial and temporal relationships to VMS-style mineralization. It is therefore important to recognize that magnetometers are primarily responding to the presence of magnetic minerals within units. If a rock formation contains inhomogeneous distributions of magnetite, the magnetite rich parts will produce stronger anomalies than the rest of the unit. Magnetic contours which define varying levels of magnetic activity therefore may very easily cut across geological boundaries.

Another important thing to consider is that magnetite occurs both as a primary and a secondary mineral. If magnetite has been introduced by secondary processes such as hydrothermal activity,

magnetic patterns may disagree with geological boundaries. This is an especially important consideration in the context of gold mineralization as often times the hydrothermal alteration processes result in the destruction of magnetite. Even within VMS mineralized areas, intense hydrothermal activities, and in particular those occurring in the footwall to VMS deposits sometimes lead to the destruction of the magnetic phase, and result in anomalous magnetic low areas (Morgan, 2012). As such magnetic low features, and especially linear magnetic lows may represent potential exploration target areas for both VMS and gold exploration.

Other considerations in the analysis of magnetic datasets are the depositional and tectonic environments. Fracturing and open spaces have the potential to be more important depositional determinants than primary magmatic composition. In such situations, anomalies may correspond with tectonic rather than lithological trends. Additional controls on magnetite distribution include: 1) The formation and/or alteration of magnetite is dependant upon the oxidation state of the depositional environment, and 2) Regional metamorphism affects magnetite only at the upper and lower ends of the metamorphic scale (Questor, 1982).

One of the first steps in the inversion process is to remove the background regional magnetic trend (to create a residual magnetic intensity map) in order to invert only on the local residual magnetics. Following magnetic inversions on the airborne data, MAG3D inversions were run with a 25m cell size. The resulting isosurfaces were then created from the inversion results and exported as 3D DXF surfaces. These isosurfaces are a representation of the varying magnetic susceptibilities within the underlying rock unit and as such might be considered a pseudo-geological map (with the caveats noted above) and can become a very useful tool for the exploration geologist.


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Figure 16: DIGHEM Surveys, Total Magnetic Intensity Map with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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Figure 17: DIGHEM Surveys, Analytical Signal Map with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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Figure 18: DIGHEM Surveys, Tilt Derivative Map with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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Figure 19: DIGHEM Surveys, Tilt Derivative Map Overlying Total Magnetic Intensity Grid with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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51838 52346 52461 52551 52650 52796 52955 53203 53542 54154
Magnetic Intensity
nT

Figure 20: IMPULSE Surveys Total Magnetic Intensity Grid with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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Figure 21: IMPULSE Surveys Total Magnetic Intensity Grid with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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Figure 22: IMPULSE Surveys Total Magnetic Intensity Grid with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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Figure 23: IMPULSE Surveys Total Magnetic Intensity Grid with Claim Boundaries and Historical Drill Holes (blue) Overlying Azure Imagery Map


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Figure 24: Brady Gold Property, Magnetic Inversions Showing All Susceptibility Isosurfaces, Top View


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0.0
-1000
Z
-2000

Figure 25: Brady Gold Property, Magnetic Inversions Showing All Susceptibility Isosurfaces, Oblique View, Looking NE

6.3 Phase 3 Lithostructural Analysis

The Brady Gold Property area magnetic signature is quite complex with numerous small-scale fold structures superimposed over larger scale folds. These, plus strong north-east trending, regional scale magnetic lineaments within the entire area are suggestive of an environment characterized by very complex fault structures.

To better resolve these structural complexities, AGI commissioned Geokincern Ltd to undertake a regional litho-structural analysis of this data, and the results of this study are presented in the appendices of this report. The litho-structural study showed intricate aeromagnetic patterns were likely indicative of an extremely complex structural framework. Geokincern interpreted polyphase folding evident with large scale folds, and many with refold patterns.

The following is a brief summary of the results of Geokincern's study:

- A NE trending major lineament marks the contact between the Spruce Brook Formation and Coy Pond Complex.
- The Brady Zone appear to lie within a structural embayment along this contact
- Entire area is characterized by poly-phase folding events with at least 3 different fold generations recognized.
- Numerous fault patterns have been recognized with the dominant trends being the NE trending major fault zones.
- An early set of NE trending minor faults is also evident and all are cut by a complex series of NW-SE trending minor faults which appear to overprint all fabrics.


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Figure 26: Lithostructural Interpretation Showing All Interpreted Faults Overlying Total Magnetic Intensity with Historical Drilling (blue)



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Figure 27: Lithostuctural Interpretation Showing Interpreted Fold Axis and Magnetic Trend Lines Overlying Total Magnetic Intensity with Historical Drilling (blue)


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Figure 28: Lithostuctural Interpretation Showing All Magnetic Poly Lines Overlying Total Magnetic Intensity with Historical Drilling (blue)

This Phase 1 lithostructural study is in agreement with the author's interpretation of structural complexity within the property and immediate surrounding area. With such complexity, it is the author's opinion there may be considerable exploration opportunities, overlooked by previous explorers, within both the existing land package and in nearby claims held by other prospector and junior exploration companies. An expanded lithostructural study (Phase 2) to include all mapping and drilling results would allow for the generation of a new geological map of the general area, providing a very effective tool to assist with developing future exploration plans.

The techniques used in the litho-structural study have not been utilized by previous explorers in this area. For the purposes of deciding on future corporate plans for property acquisitions, , a new Phase 1 lithostructural study encompassing an expanded area along strike to both the SW and NW, following favourable geological contacts, and covering the strong NE trending magnetic lineament evident in both regional and high-resolution datasets, is strongly recommended. An expanded study should extend for a distance of at least 20km in both directions.

6.4 Phase 4 IP and Resistivity Survey

During 2004, IP and RESISTIVITY Surveys were completed by Eastern Geophysics Ltd. Figure 29 illustrates the location of the survey lines, and several are well positioned directly over the Brady Zone. It is unclear from the historical assessment reports how these datasets were interpreted, or what conclusions were derived as to the effectiveness of this survey.

The only data copy available through Newfoundland Geoscience's download portal were the PDF copies of the IP/RES Pseudo-sections. The author undertook the tedious task of digitizing each data point on a line by line basis from the historic sections, followed by reformatting this dataset to a suitable format that permitted the production of digital map files consistent with the originals. Figure 30 is an example of a Pseudo-section produced from these efforts. All remaining pseudo-section maps from the 2004 surveys are included in the appendices to this report.

The main goal of this exercise was to have the data in a format that supported a more detailed, future study involving both 2D and 3D inversions. Such studies should be undertaken in conjunction with detailed geological studies, and it is recommended that a wireframe of the mineralization at Brady be produced along with a 3D geological model. This will allow for the incorporation of the 3D IP and Resistivity inversion datasets into a 3D geological model which will be a crucial exercise toward showing the effectiveness of the IP/RES survey method for both direct detection of representative mineralization, and as a mapping tool by comparing the resistivity responses to discrete geological units.


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Figure 29: Brady Gold Property Showing Total Magnetic Intensity Map with Claims, Historical Drilling (blue) and IP Survey Lines (red)


Resistivity
(ohm-m)
Filter
Chargeability
(mV/V)
Filter

Figure 30: Psuedo-Section Map Image of Resistivity (top) and Chargeability (bottom) Components of Historical IP Surveys

7.0 CONCLUSION

The author has undertaken a detailed analysis of available geophysical datasets over the Brady Gold Property which primarily reviewed high-resolution frequency domain and magnetic surveys from historical DIGHEM and IMPULSE Airborne surveys.

Results from these studies have shown a direct relationship between a high resistivity anomaly and known mineralization showing this could be a very effective tool for target generation studies within the existing property and surrounding areas. The lithostructural studies have revealed the area is extremely complex with multiple generations of faults and folds interpreted. This potential is of particular significance as previous explorers may not have considered possible structural controls on mineralization.

Recommendations for further studies relevant to both advancing exploration targets within the existing land tenure, and as a tool for prioritizing areas of interest outside the existing property include:

(i) 2D and 3D inversions of historical IP. Datasets have been digitized and formatted for inversion processes. An examination of both the IP and RES components as these relate to both mineralization, alteration, and host rock lithologies will be critical tools for developing future exploration targeting plans.

(ii) A detailed Phase 2 lithostructural study utilizing all available geological information including drilling and mapping results, will result in the generation of new geological map of this entire property area and regarded as a critical tool for advancing exploration plans

(iii) An expanded Phase 1 lithostructural study along the regional NE trending magnetic lineament and extending 20km to both the SW and NE is recommended as a structural analysis for determining the mineralization potential of areas, largely ignored by past and current explorers within this region, is regarded as a competitive advantage tool for Gold'n Futures Corp and will allow for corporate decisions on property expansions within the immediate area.

8.0 REFERENCES

Blackwood, R.F.

1982: Geology of the Gander Lake (2D/15) and Gander River (2D/2) area: Newfoundland Department of Mines and Energy, Mineral Development Division, Report 82-4, 56 pages.

Colman-Sadd, S.P., and Swinden, H.S.
1984: A tectonic window in central Newfoundland? Geological evidence that the Appalachian Dunnage Zone may be allocthonous: *in* Canadian Journal of Earth Sciences, volume 21, pages 1349-1367.

Colman-Sadd, S.P.
1985: Geology of the Burnt Hill map area (NTS 2D/5), Newfoundland, report 85-3, 108 pages includes map 85-001 Burnt Hill, scale 1:50 000

Colman-Sadd, S.P. and Crisby-Whittle, L.V.J.
2001: Partial bedrock geology dataset for the island of Newfoundland, Open File NFLD/2616, version 3.0 (CD-ROM).

Dimmell, P. M., Bennett, B., Miranda, M., Harris, J., and Ellis, R. B.
2004a: First year supplementary, second year and second year supplementary assessment report on geological, geochemical, geophysical and diamond drilling exploration for licences 9073M, 9080M-9082M, 9096M, 9138M-9139M, 9302M, 9308M, 9344M-9345M

Dimmell, P. M., Ellis, R. B., Arehart, G. B. and Smith, P. A.2004b: First and second year assessment report on geological, geochemical and geophysical exploration for licences 9073M, 9080M-9082M, 9096M, 9138M-9139M, 9302M, 9308M, 9344M-9345M, 9347M-9348M and 9697M on claims in the Northwest Gander River area, central Newfoundland. Meridian Gold Company and Linear Gold Corporation unpublished report, 396 pages. Newfoundland and Labrador Geological Survey, Assessment File 2D/0588.

Evans, D.T.W. 1996:Epigenetic gold occurrences, eastern and central Dunnage Zone, Newfoundland. Department of Mines and Energy, Geological Survey, Mineral Resource Report 9, 135 pages.

Evans, D.T.W. 2011: Ninth Year Assessment Report on Diamond Drilling, Reid Porphyry Zone, Brady Property, for Golden Dory Resources Corp.

Froude, F, 2015: 2015 Work Report, Metallurgical Testing, License 20716M, Brady Project, NTS:2D/5, Central Newfoundland for Sokoman Iron Corp.

House, S. 2003: First year assessment report on licence 8816M – Huxter Lane Project. Newfoundland NTS 2D/05. 12 pages.

House, S., 2005:Assessment Report -Huxter Lane Project, Licence 8816M (3rd year) Newfoundland NTS 2D/05: Report on Prospecting and Rock Sampling, October 2005, 21 pages.

House, S., 2006: Assessment Report - Huxter Project, Licences 6380M (7th year), 8396M & 8397M (4th year) Newfoundland NTS 2D/05: Report on Trenching, Mapping, Geophysical Survey, Prospecting and Channel/Rock/Soil Sampling, March 2006, 104 pages.

House, S. and Newport, A.M. 2007:Assessment Report on Airborne Geophysics and Diamond Drilling on Licence 11926M (8th year) for the Huxter Lane Property, central Newfoundland, NTS 2D/05, March 2007, 31 pages.

Hoffe, C.K. and MacVeigh, J.G. 2004: Assessment report on Prospecting for Licences 8396M and 8397M, 2nd year and Licence 6380M, 5th year – Huxter Lane Project, Newfoundland NTS 2D/05.

Janes, K., French, V.A., and Miller, H.G. 2004: Fourth year supplementary assessment report on geophysical and diamond drilling exploration for licence 9701M on claims in the Huxter Pond and Mystery Pond areas, 2 reports. Newfoundland and Labrador Geological Survey, Assessment File 2D/05/0551, 2004, 104 pages. NTS: 2D/05

2004: Assessment Report on Soil Sampling on Licence 8816M, Rock Sampling on licence 6380M, and Induced Polarization Geophysical Survey on Licences 8816M, 8397M and 6380M on the Huxter Lane Property – Licence 6380M, 6th Year, Licence 8397M, 3rd year and 8816M, 2nd year Assessment Report, Newfoundland NTS 02D/05.

Williams, H.1979: Appalachian Orogen in Canada. Canadian Journal of Earth Sciences, Volume 16, pages 792-807, 1993: Stratigraphy and structure of the Botwood Belt and definition of the Dog Bay Line in northeastern Newfoundland. In Current Research, Part D, Geological Survey of Canada, Paper 93-1D, pages 19-27.

9.0 EXPENDITURES

Independent Contractor

AussieCan Geoscience Inc.

1.	Literature research & review	$1350.00
2.	Ditigitizing of IP pseudo-Sections and production of new maps	$3000.00
3.	Data Processing of EM and Magnetic Datasets	$3000.00
4.	Magnetic Inversions and Map Products	$2500.00
4.	Lithostructural Interpretation	$5000.00
5	AGI Final Assessment Report	$5000.00

Total Costs	$19,850.00
Administration & Overhead (15%)	$2977.50
Total Assessment Credits Submitted	$22,827.50

AussieCan Geoscience Inc

APPENDIX I

Structural Interpretation of the Brady Gold Property Area

Structural interpretation of the Brady AOI, Newfoundland, Canada

Gold’n Futures Mineral Corp.

J. Stewart and H. Williams
Prepared for AussieCan Geosciences Inc.

01 October 2021

GEOPHYSICAL ANALYSIS - INTEGRATION - GEOSCIENCE - STRUCTURAL GEOLOGY - 3D MODELLING -

Geokincern Ltd.

E21/043

INTRODUCTION

The Brady AOI is located within the Dunnage Zone of the Appalachian Orogen, Newfoundland.

The Dunnage Zone comprises remnants of accreted oceanic and arc terranes formed within the Iapetus Ocean basin:

- Subdivided into the peri-Laurentian Notre Dame and the peri-Gondwanan Exploits subzones (the AOI predominantly within the latter).
- Composed of island arc volcano-sedimentary sequences and ophiolite lenses emplaced during the Mid- to Late Ordovician Taconic and Penobscot collisional events.

Regional structure is characterised by province-scale northeasterly trends along the contacts between the subzones.


CARBONIFEROUS
cover rocks
SILURIAN AND DEVONIAN
intrusive rocks
mainly subaerial rocks
0 50 100
Kilometres
White Bay
Baie Verte
Notre Dame Bay
New World Island
HUMBER ARM ALLOCHTHON
HUMBER ZONE
Grand Lake
DAME
Sops Head
Gull Pond
Gander Lake
INDIAN BAY BIG POND
EXPLOITS
Red Indian Lake
Lloyds River
Wigwam Brook
Victoria Lake
NOTRE
Wood Lake
MEELPAEG
Noel Pauls Line
MOUNT CORMACK
Meelpaeg Lake
Grub Line
GANDER LAKE
Dover Fault
GANDER AVALON
AVALON ZONE
Long Range Fault
Cape Ray Fault
Bay d'Est Fault
Hermitage
Flexure
Cape Ray
La Poile Bay
Burgeo
Grey River
Bay d'Espoir

DATA:
Regional geology map

- Cambrian-Ordovician marine siliciclastic rocks of the Spruce Brook Formation occupy the northwestern corner of the AOI
- A fault bound belt of Cambrian-Ordovician Coy Pond Complex mafic-ultramafic ophiolitic rocks and minor conglomerate cross the AOI from southwest to northeast
- Ordovician siliciclastic rocks of the Baie d'Espoir Group are in faulted contact with the Coy Pond Complex and occupy the southeastern half of the AOI



Spruce Brook Formation
Conglomerate
Coy Pond Complex ophiolite
Baie d'Espoir Group
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N
0
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1,000 m

DATA:
Shuttle Radar Topography Mission (SRTM) image

- A major NE-trending drainage system crosses the northern AOI and is met by a NNW-trending tributary near the southwestern corner of the AOI
- Elevated topography occurs in the southeast coincident with Baie d'Espoir Group rocks


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N

DATA:
Satellite image


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N

DATA:
Claims outline with distribution of mineral occurrences and drillholes

- Gold‘n Futures claims shown in black
- Mineral tenure areas cross-hatched
- Other staked claims shown in grey
- Significant drilling has been undertaken at the Reid Porphyry Zone and Mosquito Hill occurrence



Reid Porphyry Zone
Northwest Gander River No 1
Mosquito Hill
Huxter Pond Gold
Lane P
0
500
1,000 m
N

DATA:
Regional total magnetic intensity (TMI)

- Complexly folded regional magnetic signature
- High amplitude magnetic anomalies appear to delineate the Coy Pond Complex
- The Spruce Brook Formation has a low magnetic amplitude
- The area of mapped Baie d'Espoir Group rocks is very slightly magnetic and also displays a subdued, more positive magnetic signature attributed to the underlying Coy Pond Complex near its northwestern contact
- The asymmetry of magnetic gradients indicates that the Coy Pond Complex lies within a SE-dipping thrust sheet



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DATA:
Detailed total magnetic intensity (TMI)

- Images of the detailed magnetic data highlight the folded nature of the magnetic rocks in the Coy Pond Complex
- Variable thicknesses of magnetic units are implied. Some are thin and appear to be attenuated and sheared or truncated in places. Thicker units may be fault-stacked or duplexed
- Areas of low magnetic amplitude within the Coy Pond Complex suggest intercalated magnetic and non-magnetic lithologies



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Major fold
Truncated magnetic anomaly
N
0
500
1,000 m

DATA:
Detailed first vertical derivative (1VD) of the TMI

- Vertical derivative images of the magnetic data allow the delineation of numerous magnetic units
- There is a very sharp NE-trending contact between Spruce Brook Formation and magnetic Coy Pond Complex rocks. Magnetic truncations along this contact indicate that it is part of a more regional fault structure
- A structural embayment is identified in the regional fault structure



Structural embayment
Major hinge zone
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DATA:
Distribution of mineral occurrences and drillholes over electromagnetic image

- High resistive EM values are observed within the Spruce Brook Formation stratigraphy in the NE of the AOI
- The Reid Porphyry Zone and more poorly drill-tested Northwest Gander River No.1 occurrences are adjacent to small elliptical resistive EM anomalies
- At Mosquito Hill there is a large resistive EM anomaly to the west (in the FW?) of the deposit


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Reid Porphyry Zone
Northwest Gander River No.1
Mosquito Hill
Lane P
Huxter Pond Gold
N
0
500
1,000 m
Significant resistive EM anomaly at Mosquito Hill

INTERPRETATION:
Magnetic trendlines and fold axial traces

- Magnetic trends have been mapped out across the AOI

- A complex pattern is interpreted and numerous generations and orientations of fold structures have been used to explain this pattern

- At least 3 major fold generations are interpreted:

(1) Variably oriented, 100m-scale, very tight-isoclinal folds (F1) typically NE-trending with N-S and E-W trending segments associated with later fold hinge zones. Refold patterns suggest that these are recumbent and likely formed during ~N-S oriented regional shortening

(2) Major kilometre-spaced NE-trending tight inclined folds (F2). These structures refold F1 and are likely linked to regional shear zone movements

(3) Localised NW-trending folds cross-cut all other fold structures (F3). There is some evidence for this generation being warped/overprinted by minor NE-trending faults


Late NW-trending folds (F3)
Major NE-trending folds (F2)
Early stratigraphy sub-parallel recumbent folds (F1)
Mushroom (Type-2) refold pattern
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0
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INTERPRETATION:
Major faults

- Magnetic truncations reveal the presence of early stratigraphy sub-parallel fault/shear zones.
- Early shears parallel many identified recumbent folds suggesting that they are structurally linked.
- These interpreted structures represent significant early-stage juxtaposition of the Coy Pond Complex ophiolite with the adjacent sedimentary terranes
- Tight NE-trending F2 folds overprint the early shears forming major folds and inclined dome-basin structures
- In the SE of the AOI several early shear structures are traced from the Coy Pond Group into the Baie d'Espoir Group suggesting potential for structural interleaving at contacts between major rock packages
- Porphyries likely parallel these fault structures



Major regional fault corridor
Major F2 fold
Fold dome/basin
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500
1,000 m
N

INTERPRETATION:
Minor faults

- Minor faults show a NW-SE orientation. This trend overprints all other structures and appears to be associated with minor dextral movements

- An earlier set of NE-trending minor faults cut through a major F2 fold hinge. Interpretations of drilling results at the Mosquito Hill deposit (Sandeman et al., 2013) suggest that these structures are associated with a NW-side-down normal movement sense

Current Research (2013) Newfoundland and Labrador Department of Natural Resources Geological Survey, Report 13-1, pages 167-188

GEOLOGICAL SETTING, GEOCHRONOLOGICAL CONSTRAINTS AND THE NATURE OF MINERALIZATION AT THE MOSQUITO HILL (HUXTER LANE) GOLD DEPOSIT, CENTRAL NEWFOUNDLAND

H.A. Sandeman, D.H.C. Wilton[1], J. Conliffe, T. Froude[2] and J.M. O'Driscoll[3]
Mineral Deposits Section


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Normal faults interpreted to cut an earlier shear at the Mosquito Hill deposit
N
0
500
1,000 m

INTERPRETATION:
All faults


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0
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INTERPRETATION:
All polylines


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AGI
AussieCan Geoscience Inc

APPENDIX II

IP/ RES Psuedo-section maps



RES
IP
Topography
Resistivity
(ohm-m)
Filter
Chargeability
(mV/V)

Line 0+00



Filter
Pole-Dipole Array
a
na
a
a = 100 M
plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000

100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited



RES 1497
IP 37
748
18
0
Topography
Resistivity
(ohm-m)
Filter
n=1
n=2
n=3
n=4
n=5
n=6
Chargeability
(mV/V)

Line 2+00 E

Filter

Pole-Dipole Array

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000

100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited



RES
1276
638
0
IP
38
19
0
Topography
Resistivity
(ohm-m)
Filter
n=1
n=2
n=3
n=4
n=5
n=6
Chargeability
(mV/V)

Line 2+00 W

Filter

Pole-Dipole Array



a
na
a

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000

100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited


RES
IP
1708
854
40
20
0
Topography
Resistivity
(ohm-m)
Filter
n=1
n=2
n=3
n=4
n=5
n=6
Chargeability
(mV/V)

Line 4+00 E

Filter

Pole-Dipole Array


a
na
a
I
V

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000

100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited


RES
IP
Topography
Resistivity
(ohm-m)
Filter
Chargeability
(mV/V)

Line 4+00 W

Filter

Pole-Dipole Array

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,...

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec 4M, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000
100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited


RES
IP
Topography
Resistivity
(ohm-m)
Chargeability
(mV/V)
Filter
n=1
n=2
n=3
n=4
n=5
n=6

Line 6+00 E

Filter

Pole-Dipole Array


a
na
a
I
V

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000
100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited


RES
IP
Topography
Resistivity
(ohm-m)
Chargeability
(mV/V)
Filter
n=1
n=2
n=3
n=4
n=5
n=6

Line 8+00 E

Filter

Pole-Dipole Array

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000

100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited



RES
IP
Topography
Resistivity
(ohm-m)
Chargeability
(mV/V)
Filter

Line 10+00 E



Filter
Pole-Dipole Array
a = 100 M
plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000
100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited



RES
3726
1863
0
IP
36
18
0
Topography
Resistivity
(ohm-m)
Filter
n=1
n=2
n=3
n=4
n=5
n=6
Chargeability
(mV/V)

Line 12+00 E



Filter
Pole-Dipole Array
a
na
a
a = 100 M
plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000
100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited


RES
3854
1927
0
IP
35
18
0
Topography
Resistivity
(ohm-m)
Filter
n=1
n=2
n=3
n=4
n=5
n=6
Chargeability
(mV/V)

Line 14+00 E

Filter

Pole-Dipole Array

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10...

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000
100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited


RES
4557
IP
39
2279
19
0
Topography
Resistivity
(ohm-m)
Filter
n=1
n=2
n=3
n=4
n=5
n=6
Chargeability
(mV/V)

Line 16+00 E

Filter

Pole-Dipole Array

a = 100 M

plot point

Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..

EQUIPMENT SPECIFICATIONS

Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.

Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle

Generator: Walcer MG12, 10 kw

Scale 1:10000
100 0 100 200 300 400 500 600
(meters)

Gold'n Futures Corp

INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland

Date: 04/05/17 Operator: M. Parent
NTS ref: Baseline Azimuth: 070°
Prepared by: AGI

Eastern Geophysics Limited


RES
IP
3338
35
1669
17
0
Topography
Resistivity
(ohm-m)
Filter
n=1
n=2
n=3
n=4
n=5
n=6
Chargeability
(mV/V)
Line 18+00 E
Filter
Pole-Dipole Array
a
na
a = 100 M
plot point
Logarithmic
Contours 1, 1.5, 2, 3, 5, 7.5, 10,..
EQUIPMENT SPECIFICATIONS
Receiver: ELREC IP-6
Settings: Delay Time 80 mSec.
M1= 20 mSec. M2= 20 mSec.
M3= 40 mSec. M4= 60 mSec.
M5= 100 mSec. M6= 140 mSec.
M7= 180 mSec. M8= 260 mSec.
M9= 380 mSec. M10= 560 mSec.
Transmitter: Huntec-M4, 7.5 kW
Settings: 2 Sec. on/off Time
8 Sec. Total Duty Cycle
Generator: Walcer MG12, 10 kw
Scale 1:10000
100 0 100 200 300 400 500 600
(meters)
Gold'n Futures Corp
INDUCED POLARIZATION SURVEY
Brady Gold Project
Central Newfoundland
Date: 04/05/17
Operator: M. Parent
NTS ref:
Baseline Azimuth: 070°
Prepared by: AGI
Eastern Geophysics Limited

APPENDIX III

Magnetic Inversion maps

Mag inversion plots

Level plan of MAG inversion 20m below surface with hole traces in blue


5370500
5370000
5369500
5369000
5368500
5368000
5367500
5367000
5366000
Y
601000
602000
603000
604000
605000
606000
X

Level plan of MAG inversion 220m below surface with hole traces in blue



5370500
5370000
5369500
5369000
5368500
5368000
5367500
5367000
5366000
Y
601000
602000
603000
604000
605000
606000
X

Level plan of MAG inversion 420m below surface with hole traces in blue



5370500
5370000
5369500
5369000
5368500
5368000
5367500
5367000
5366000
Y
601000
602000
603000
604000
605000
606000
X

Level plan of MAG inversion 620m below surface with hole traces in blue



5370500
5370000
5369500
5369000
5368500
5368000
5367500
5367000
5366000
Y
601000
602000
603000
604000
605000
606000
X

Plan of MAG inversion iso-surfaces 0.025-0.225 with hole traces in blue



602000
603000
604000
605000
X
5370500
5370000
5369500
5369000
5368500
Y
5367000
5366000

Looking North view of MAG inversion iso-surfaces 0.1-0.225 with hole traces in blue



0.0
-1000
Z
-2000
601000
602000
603000
604000
605000
X
z
x